As filed with the Securities and Exchange Commission on January 21, 1999 Registration No. 333-
811

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                   FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [X]
Pre-Effective Amendment No.                               [_]
Post Effective Amendment No.                              [_]

                                    and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [X]
Amendment No.                                                    [_]
(Check appropriate box or boxes)

                              SEPARATE ACCOUNT A
                          (Exact Name of Registrant)

                       PM GROUP LIFE INSURANCE COMPANY*
                              (Name of Depositor)

                           700 Newport Center Drive
                       Newport Beach, California  92660
        (Address of Depositor's Principal Executive Offices) (Zip Code)

                                (949) 640-3743
              (Depositor's Telephone Number, including Area Code)

                                Diane N. Ledger
                                Vice President
                        Pacific Life Insurance Company
                           700 Newport Center Drive
                       Newport Beach, California  92660
                    (Name and address of agent for service)

                       Copies of all communications to:

           Diane N. Ledger                           Jane A. Kanter, Esq.
   Pacific Life Insurance Company                   Dechert Price & Rhoads
           P. O. Box 9000                            1775 Eye Street, N.W.
    Newport Beach, CA 92658-9030                Washington, D.C. 20006-2401

Title of Securities being registered: interests in individual flexible premium variable annuity contracts.

Approximate date of proposed public offering: As soon as practicable after the effective date of the Registration Statement. The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Filing Fee: None

* Depositor has requested authorization from the New York Department of Insurance to engage in the insurance business in the state of New York. If such authorization is granted, it is anticipated that Depositor will change its name to "Pacific Life & Annuity Company."

SEPARATE ACCOUNT A
FORM N-4
CROSS REFERENCE SHEET

PART A

Item No.                                   Prospectus Heading

1.  Cover Page                             Cover Page

2.  Definitions                            SPECIAL DEFINITIONS

3.  Synopsis                               SUMMARY; FEE TABLE

4.  Condensed Financial Information        YOUR INVESTMENT OPTIONS --Variable
                                           Investment Option Performance;
                                           ADDITIONAL INFORMATION --Financial
                                           Statements; Financial Highlights

5.  General Description of Registrant,
      Depositor and Portfolio Companies    SUMMARY -- What are My Investment
                                           Options? PM GROUP Life Insurance
                                           Company [Pacific Life and Annuity
                                           Company] AND THE SEPARATE ACCOUNT --
                                           PM Group Life Insurance Company
                                           [Pacific Life and Annuity
                                           Company], -- Separate Account A; YOUR
                                           INVESTMENT OPTIONS --Your Variable
                                           Investment Options; ADDITIONAL
                                           INFORMATION --Voting Rights

6.  Deductions                             SUMMARY -- What Charges Will I Pay?,
                                           --Can I Change My Investment
                                           Options?; FEE TABLE; HOW YOUR
                                           PAYMENTS ARE ALLOCATED --Transfers;
                                           CHARGES, FEES AND DEDUCTIONS;
                                           WITHDRAWALS -- Optional Withdrawals

7.  General Description of Variable
     Annuity Contracts                     SPECIAL DEFINITIONS; SUMMARY; WHY
                                           BUY A CONTRACT; PURCHASING YOUR
                                           CONTRACT -- How to Apply for your
                                           Contract; HOW YOUR PAYMENTS ARE
                                           ALLOCATED; RETIREMENT BENEFITS AND
                                           OTHER PAYOUTS -- Choosing Your
                                           Annuity Option, -- Your Annuity
                                           Payments, -- Death Benefits;
                                           ADDITIONAL INFORMATION -- Voting
                                           Rights, -- Changes to Your Contract,
                                           -- Changes to ALL Contracts, --
                                           Inquiries and Submitting Forms
                                           and Requests, -- Timing of
                                           Payments and Transactions

8.  Annuity Period                         RETIREMENT BENEFITS AND OTHER PAYOUTS

9.  Death Benefit                          RETIREMENT BENEFITS AND OTHER PAYOUTS
                                           -- Death Benefits -- Death of Owner
                                           Distribution Rules

10. Purchases and Contract Value           SUMMARY - How Do I Purchase a
                                           Contract?; PURCHASING YOUR CONTRACT;
                                           HOW YOUR PAYMENTS ARE ALLOCATED; PM
                                           GROUP Life Insurance Company [Pacific
                                           Life and Annuity Company] AND THE
                                           SEPARATE ACCOUNT -- PM Group Life
                                           Insurance Company [Pacific Life and
                                           Annuity Company]; THE GENERAL
                                           ACCOUNT -- Withdrawals and Transfers

11. Redemptions                            SUMMARY -- Can I Withdraw My
                                           Contract Value?, -- Can I Return My
                                           Contract?; CHARGES, FEES AND
                                           DEDUCTIONS; WITHDRAWALS; ADDITIONAL
                                           INFORMATION -- Timing of Payments and
                                           Transactions; THE GENERAL ACCOUNT --
                                           Withdrawals and Transfers

12. Taxes                                  SUMMARY; CHARGES, FEES AND DEDUCTIONS
                                           -- Premium Taxes; WITHDRAWALS --
                                           Optional Withdrawals, -- Tax
                                           Consequences of Withdrawals; FEDERAL
                                           TAX STATUS

13. Legal Proceedings                      Not Applicable

14. Table of Contents of the Statement
     of Additional Information             CONTENTS OF THE STATEMENT
                                           OF ADDITIONAL INFORMATION


PART B

Item No.                                   Statement of Additional Information
                                           Heading

15. Cover Page                             Cover Page

16. Table of Contents                      TABLE OF CONTENTS

17. General Information and History        Not Applicable

18. Services                               Not Applicable

19. Purchase of Securities Being Offered   THE CONTRACTS AND THE SEPARATE
                                           ACCOUNT -- Calculating Subaccount
                                           Unit Values, -- Systematic Transfer
                                           Programs

20. Underwriters                           DISTRIBUTION OF THE CONTRACTS --
                                           Pacific Mutual Distributors, Inc.

21. Calculation of Performance Data        PERFORMANCE

22. Annuity Payments                       THE CONTRACTS AND THE SEPARATE
                                           ACCOUNT --Variable Annuity Payment
                                           Amounts

23. Financial Statements                   FINANCIAL STATEMENTS


PART C

Information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.

                                  PACIFIC PORTFOLIOS
                                  Prospectus
                                  [XXX X, 1999]

[LOGO OF PACIFIC PORTFOLIOS]

The Contract is not available in all states. This prospectus is not an offer in any state or jurisdiction where we're not legally permitted to offer the Contract.

The Contract is described in detail in this Prospectus, and its Statement of Additional Information (SAI), and any supplements to them. The Portfolios underlying the Variable Investment Options are described in the prospectus for the Pacific Select Fund, its SAI and any supplements to them. Nobody has the right to describe the Contract any differently than it has been described in this Prospectus.

You should be aware that the Securities and Exchange Commission ("SEC") has not reviewed the Contract and does not guarantee that the information in this Prospectus, its SAI and any supplements is accurate or complete. It is a criminal offense to say otherwise.

This annuity Contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank. It's not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency. Investment in a contract involves risk, including possible loss of principal.

Pacific Portfolios is an individual flexible premium deferred variable annuity contract ("Contract") issued by PM Group Life Insurance Company [Pacific Life & Annuity Company].

This prospectus provides information that you should know before buying a Contract. Also, a current prospectus of the Pacific Select Fund, a fund that provides the underlying portfolios for the Variable Investment Options offered by the Contract, accompanies this Prospectus.

Please read these documents carefully and retain them for your future reference.

Investment Options

Variable:

Money Market          Mid-Cap Value
High Yield Bond       Equity
Managed Bond          Bond and Income
Government Securities Equity Index
Aggressive Equity     Small-Cap Index
Growth LT             REIT
Equity Income         International
Multi-Strategy        Emerging Markets
Large-Cap Value

Fixed:

Fixed Option          DCA Plus Fixed Option

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SPECIAL DEFINITIONS........................................................   4
SUMMARY....................................................................   7
FEE TABLE..................................................................   9
WHY BUY A CONTRACT.........................................................  12
YOUR INVESTMENT OPTIONS....................................................  13
  Your Variable Investment Options.........................................  13
  Variable Investment Option Performance...................................  15
  Your Fixed Option and DCA Plus Fixed Option..............................  15
PURCHASING YOUR CONTRACT...................................................  16
  How to Apply for Your Contract...........................................  16
  Making Your Purchase Payments............................................  16
HOW YOUR PAYMENTS ARE ALLOCATED............................................  17
  Choosing Your Investment Options.........................................  17
  Investing in Variable Investment Options.................................  17
  When Your Investment is Effective........................................  17
  Transfers................................................................  18
CHARGES, FEES AND DEDUCTIONS...............................................  20
  Withdrawal Charge........................................................  20
  Premium Taxes............................................................  21
  Annual Fee...............................................................  22
  Waivers and Reduced Charges..............................................  22
  Mortality and Expense Risk Charge........................................  22
  Administrative Fee.......................................................  23
  Expenses of the Fund.....................................................  23
RETIREMENT BENEFITS AND OTHER PAYOUTS......................................  23
  Selecting Your Annuitant.................................................  23
  Annuitization............................................................  23
  Choosing Your Annuity Date ("Annuity Start Date")........................  24
  Default Annuity Date and Options.........................................  25
  Choosing Your Annuity Option.............................................  25
  Your Annuity Payments....................................................  26
  Death Benefits...........................................................  27
WITHDRAWALS................................................................  30
  Optional Withdrawals.....................................................  30
  Tax Consequences of Withdrawals..........................................  31
  Short-Term Cancellation Right ("Free Look")..............................  31
PM GROUP AND THE SEPARATE ACCOUNT..........................................  32
  PM Group Life Insurance Company [Pacific Life and Annuity Company].......  32
  Separate Account A.......................................................  32
FEDERAL TAX STATUS.........................................................  33
  Taxes Payable by Contract Owners: General Rules..........................  33
  Qualified Contracts......................................................  35
  Loans....................................................................  37

                                                                            Page
                                                                            ----
  Withholding..............................................................  39
  Impact of Federal Income Taxes...........................................  39
  Taxes on PM Group [PLA]..................................................  39
ADDITIONAL INFORMATION.....................................................  40
  Voting Rights............................................................  40
  Changes to Your Contract.................................................  40
  Changes to ALL Contracts.................................................  41
  Inquiries and Submitting Forms and Requests..............................  42
  Telephone Transactions...................................................  43
  Timing of Payments and Transactions......................................  43
  Confirmations, Statements and Other Reports to Contract Owners...........  43
  Replacement of Life Insurance or Annuities...............................  44
  Financial Statements - Statutory Basis...................................  44
  Preparation for the Year 2000............................................  44
THE GENERAL ACCOUNT........................................................  45
  General Information......................................................  45
  Guarantee Terms..........................................................  45
  Withdrawals and Transfers................................................  46
CONTENTS OF THE SAI........................................................  47

                              SPECIAL DEFINITIONS

In this Prospectus, "we," "our" and "us" refer to PM Group Life Insurance Company [Pacific Life & Annuity Company] ("PM Group" ["PLA"]); "you" and "your" refer to the Contract Owner.

Account Value--The amount of your Contract Value allocated to a specified Variable Investment Option or the Fixed Option.

Annual Fee--A $30 fee charged each year on your Contract Anniversary and at the time of a full withdrawal, if your Net Contract Value is less than $50,000 on that date.

Annuitant--A person on whose life annuity payments may be determined. An Annuitant's life may also be used to determine certain increases in death benefits, and to determine the Annuity Date. A Contract may name a single ("sole") Annuitant or two ("Joint") Annuitants, and may also name a "Contingent" Annuitant. If you name Joint Annuitants or a Contingent Annuitant, "the Annuitant" means the sole surviving Annuitant, unless otherwise stated.

Annuity Date ("Annuity Start Date")--The date specified in your Contract, or the date you later elect, if any, for the start of annuity payments if the Annuitant (or Joint Annuitants) is (or are) still living and your Contract is in force; or if earlier, the date that annuity payments actually begin.

Annuity Option--Any one of the income options available for a series of payments after your Annuity Date.

Beneficiary--A person who may have a right to receive the death benefit payable upon the death of the Annuitant or a Contract Owner prior to the Annuity Date, or has a right to receive remaining guaranteed annuity payments, if any, if the Annuitant dies after the Annuity Date.

Business Day--Any day on which the value of an amount invested in a Variable Investment Option is required to be determined, which currently includes each day that the New York Stock Exchange is open for trading and on which our Annuities administrative offices are open. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, President's Day, Good Friday, Memorial Day, July Fourth, Labor Day, Thanksgiving Day and Christmas Day. We may choose to close our Annuities administrative offices on other holidays, a day immediately preceding or following a national holiday, or in emergency situations, such as those extraordinary circumstances as described in Timing of Payments and Transactions. In this Prospectus, "day" or "date" means Business Day unless otherwise specified. If any transaction or event called for under a Contract is scheduled to occur on a day that is not a Business Day, such transaction or event will be deemed to occur on the next following Business Day unless otherwise specified. Special circumstances such as leap years and months with fewer than 31 days are discussed in the SAI. Each Business Day ends at 4:00 p.m. Eastern time.

Code--The Internal Revenue Code of 1986, as amended.

Contingent Annuitant--A person, named in your Contract, who will become your sole surviving Annuitant if your existing sole Annuitant (or both Joint Annuitants) should die.

Contingent Owner--A person, named in your Contract, who will succeed to the rights as a Contract Owner of your Contract if all named Contract Owners die before your Annuity Date.

Contract Anniversary--The same date, in each subsequent year, as your Contract Date.

Contract Date--The date we issue your Contract.

Contract Debt--As of the end of any given Business Day, the principal amount you have outstanding on any loan under your Contract, plus any accrued and unpaid interest. Loans are available only on certain Qualified Contracts.

Contract Owner, Owner, Policyholder, you, or your--Generally, a person who purchases a Contract and makes the Purchase Payments. A Contract Owner has all rights in the Contract, including the right to make withdrawals, designate and change beneficiaries, transfer amounts among Investment Options, and designate an Annuity Option. If your Contract names Joint Owners, both Joint Owners are Contract Owners and share all such rights.

Contract Value--As of the end of any Business Day, the sum of your Variable Account Value, Fixed Option Value, DCA Plus Fixed Option Value and the Loan Account Value.

Contract Year--A year that starts on the Contract Date or on a Contract Anniversary.

DCA Plus Fixed Option--If you allocate all or part of your Purchase Payments to the DCA Plus Fixed Option, such amounts are held in our General Account and receive interest at rates declared periodically (the "Guaranteed Interest Rate"), but not less than an annual rate of 3%.

DCA Plus Fixed Option Value--The aggregate of your Contract Value allocated to the DCA Plus Fixed Option.

Earnings--As of the end of any Business Day, your Earnings equal your Contract Value less your aggregate Purchase Payments which are reduced by withdrawals of prior Purchase Payments.

Fixed Option--If you allocate all or a part of your Purchase Payments or Contract Value to the Fixed Option, such amounts are held in our General Account and receive interest at rates declared periodically, but not less than an annual rate of 3%.

Fixed Option Value--The aggregate amount of your Contract Value allocated to the Fixed Option.

Fund--Pacific Select Fund.

General Account--Our General Account consists of all of our assets other than those assets allocated to Separate Account A or to any of our other separate accounts.

Guaranteed Interest Rate--The interest rate guaranteed at the time of allocation (or rollover) for the Guarantee Term on amounts allocated to the Fixed Option or DCA Plus Fixed Option. All Guaranteed Interest Rates are expressed as annual rates and interest is accrued daily. The rate will not be less than an annual rate of 3%.

Guarantee Term--The period during which an amount you allocate to the Fixed Option earns a Guaranteed Interest Rate. These terms are up to one-year for the Fixed Option and one year for the DCA Plus Fixed Option.

Investment Option--A Variable Account, the Fixed Option or the DCA Plus Fixed Option offered under the Contract.

Joint Annuitant--If your Contract is a Non-Qualified Contract, you may name two Annuitants, called "Joint Annuitants," in your application for your Contract. Special restrictions apply for Qualified Contracts.

Loan Account Value--The amount transferred from your Investment Options to the General Account to secure a Contract Loan, increased by interest earned and decreased by any principal repayments and/or withdrawals or transfers of interest earned.

Net Contract Value--Your Contract Value less Contract Debt.

Non-Qualified Contract--A Contract other than a Qualified Contract.

Portfolio--A separate portfolio of the Fund.

Primary Annuitant--The individual that is named in your Contract, the events in the life of whom are of primary importance in affecting the timing or amount of the payout under the Contract.

Purchase Payment--An amount paid to us by or on behalf of a Contract Owner, as consideration for the benefits provided under the Contract.

Qualified Contract--A Contract that qualifies under the Code as an individual retirement annuity ("IRA"), or a Contract purchased by a Qualified Plan, qualifying for special tax treatment under the Code.

Qualified Plan--A retirement plan that receives favorable tax treatment under
Section 401, 403, 408, 408A or 457 of the Code.

Policyholder--The Contract Owner.

SEC--Securities and Exchange Commission.

Separate Account A (the "Separate Account")--A separate account of ours registered as a unit investment trust under the Investment Company Act of 1940.

Subaccount--An investment division of the Separate Account. Each Subaccount invests its assets in shares of a corresponding Portfolio or a class of shares of a Portfolio.

Subaccount Annuity Unit--Subaccount Annuity Units (or "Annuity Units") are used to measure variation in variable annuity payments. To the extent you elect to convert all or some of your Contract Value into variable annuity payments, the amount of each annuity payment (after the first payment) will vary with the value and number of Annuity Units in each Subaccount attributed to any variable annuity payments. At annuitization (after any applicable premium taxes and/or other taxes are paid), the amount annuitized to a variable annuity determines the amount of your first variable annuity payment and the number of Annuity Units credited to your annuity in each Subaccount. The value of Subaccount Annuity Units, like the value of Subaccount Units, is expected to fluctuate daily, as described in the definition of "Unit Value."

Subaccount Unit--Before your Annuity Date, each time you allocate an amount to a Subaccount, your Contract is credited with a number of Subaccount Units in that Subaccount; these Units are used, for accounting purposes, to measure your Account Value in that Subaccount. The value of Subaccount Units is expected to fluctuate daily, as described in the definition of Unit Value.

Unit Value--The value of a Subaccount Unit ("Subaccount Unit Value") or Subaccount Annuity Unit ("Subaccount Annuity Unit Value"). Unit Value of any Subaccount is subject to change on any Business Day in much the same way that the value of a mutual fund share changes each day; the fluctuations in value reflect the investment results, expenses of and charges against the Portfolio in which the Subaccount invests its assets, and also reflect charges against the Separate Account. Changes in Subaccount Annuity Unit Values also reflect an additional factor that adjusts Subaccount Annuity Unit Values to offset our Annuity Option Table's implicit assumption of an annual investment return of 5%; the effect of this assumed investment return is explained in detail in the SAI. Unit Value of a Subaccount Unit or Subaccount Annuity Unit on any Business Day is measured at or about 4:00 p.m., Eastern time, on that Business Day.

Variable Account Value--The aggregate amount of your Contract Value allocated to all Subaccounts.

Variable Investment Option--A Subaccount.

                                    SUMMARY

This is a brief overview of the more significant features of your Contract. More detailed information may be found in other sections of this Prospectus, the SAI and the Contract. Endorsements to your Contract may contain variations form the standardized information in this Prospectus.

If the information in any Contract endorsement or Prospectus supplement differs from the information in this Prospectus, we will consider the endorsement or supplement to be correct.

Here is some important information to remember about your Contract.

 What is the Contract?    The Contract is an annuity Contract designed to be a
                          long-term financial planning device. It permits you
                          to invest, on a tax-deferred basis, for retirement or
                          other long-range goals. It also allows you to receive
                          a series of regular payments for a specific length of
                          time. See FEDERAL TAX STATUS.

 How do I Purchase a      You can purchase a Contract with an initial payment
 Contract?                of at least $5,000 (for a Qualified Contract $2,000).
                          After the initial Purchase Payment, you may make
                          additional Purchase Payments if you want, but it is
                          not required. You can also pay your initial Purchase
                          Payment over the first Contract Year by automatic
                          installments. See PURCHASING YOUR CONTRACT.

 What are my              You select your own Investment Options. Seventeen
 Investment Options?      Variable Investment Options are available through the
                          Separate Account A. Each Variable Investment Option
                          invests in a corresponding Portfolio of the Pacific
                          Select Fund ("Fund"). Pacific Life Insurance Company
                          ("Pacific Life") is the Investment Advisor of the
                          Fund. Pacific Life and the Fund have retained other
                          Portfolio managers for fifteen of the available
                          Portfolios. You bear the investment associated with
                          the Variable Investment Options. You should expect
                          any Contract Value and any Subaccount Annuity Units
                          attributed to any variable annuity payments to
                          fluctuate. See HOW YOUR PAYMENTS ARE ALLOCATED. Fixed
                          annuity payments are funded through Pacific Life's
                          General Account.

                          Also available as Investment Options are the Fixed
                          Option and the DCA Plus Fixed Option. These options provide a fixed annual rate of at least 3%. We hold the Purchase Payments that you allocate to the Fixed
                          Option and the DCA Plus Option in our General
                          Account. You may select as many Investment Options as you wish up to the Annuity Date of your Contract.
                          After that date, you may select the Variable
                          Investment Options if you choose variable annuity payments.

 Can I Change My          On or before your Annuity Date, you may transfer
 Investment Options?      amounts from any Investment Option to another. After
                          the Annuity Date, you may make up to four exchanges
                          of subaccount annuity units in any twelve-month
                          period. Certain restrictions apply to the Fixed
                          Option and DCA Plus Fixed Option. You may transfer
                          amounts automatically using Dollar Cost Averaging,
                          portfolio rebalancing, or an earnings sweep. In the
                          future, we may impose transaction fees for excessive
                          transfers. See HOW YOUR PAYMENTS ARE ALLOCATED-
                          Transfers and THE GENERAL ACCOUNT-Withdrawals and
                          Transfers in this Prospectus and THE CONTRACTS AND
                          THE SEPARATE ACCOUNT-Systematic Transfer Programs in
                          the SAI.

 What Charges Will I Pay? We charge an administrative fee at an annual rate of
                          .15% and a mortality and expense risk charge at an
                          annual rate of 1.25% fees against the assets held in
                          the Variable Investment Options. The amounts invested
                          in the Variable Investment Options are also subject
                          each year to the operating expenses imposed on the
                          corresponding Portfolios of the Fund. Before you
                          annuities and at the time of a full withdrawal if
                          your Net Contract Value is less than $50,000, we
                          charge an annual fee of $30 each year. You may be
                          subject to a contingent deferred sale charge (or
                          "withdrawal charge") when you withdraw amounts from
                          your Contract Value that we attributed to Purchase
                          Payments. This charge can be up to 7%. It is
                          determined by:

                            . the amount of your withdrawal

                            . the length of time the Purchase Payment
                              considered withdrawn was held under the Contract.

                            . You may also be subject to other fees. See
                              CHARGES, FEES AND DEDUCTIONS.

 Can I Withdraw My        Generally, you may withdraw all or part of your
 Contract Value?          Contract Value at any time on or before your Annuity
                          Date. Withdrawals may be subject to fees, charges and
                          taxation. In certain circumstances, you may be
                          subject to a tax penalty. Certain restrictions on
                          withdrawals are imposed from the Fixed Option and
                          certain Qualified Contracts. See WITHDRAWALS, FEDERAL
                          TAX STATUS and THE GENERAL ACCOUNT-Withdrawals and
                          Transfers.

 Can I Return My          For 10 days after you receive your Contract, you may
 Contract?                return it for a refund without any penalties or
                          surrender charges. This is called a "free look"
                          provision. See WITHDRAWALS-Short-Term Cancellation
                          Right ("Free-Look").

 How do I                 You can reach a PM Group [PLA] service representative
 Reach PM Group           between the hours of 6:00 a.m. and 5:00 p.m., Pacific
 [PLA]                    time at 1-800-XXX-XXXX. For information on sending
                          payments, forms or other requests, see ADDITIONAL
                          INFORMATION-Inquiries and submitting Forms and
                          Requests.

                                   FEE TABLE

  The purpose of this fee table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under your Contract.

  The table reflects expenses of the Separate Account as well as expenses of the fund. Expenses shown under "Contract Expenses" and "Separate Account Annual Expenses" are specified under the terms of the Contract and are fixed. Expenses shown under "fund Annual Expenses after Expense Limitation" are estimated expenses of the Fund; Fund expenses are not specified under the terms of the Contract and may vary from year to year.

  In addition to the charges and expenses described below, a charge for premium taxes and/or other taxes may apply. See CHARGES, FEES AND DEDUCTIONS-Premium Taxes, the discussion under ORGANIZATION AND MANAGEMENT OF THE FUND in the Fund's Prospectus, and Investment Adviser and Portfolio Management Agreements in the Fund's SAI.

Contract Expenses

Sales Charge Imposed on Purchase Payments...............................   None
Maximum Withdrawal Charge/1/............................................   7.0%
(computed as a percentage of Purchase Payments)
Withdrawal Transaction Fee/2/...........................................   None
Transfer Fee/3/.........................................................   None
Annual Fee/4/........................................................... $30.00

Separate Account A Annual Expenses
(as a percentage of average daily account value)
Mortality and Expense Risk Charge.......................................  1.25%
Administrative Fee......................................................  0.15%

/1/ The withdrawal charge, also called a "contingent deferred sales charge," may not apply or may be reduced under certain circumstances. See CHARGES, FEES AND DEDUCTIONS.

/2/ We reserve the right to impose a transaction fee in the future of up to $15 per withdrawal on partial withdrawals in excess of 15 in any Contract Year. See WITHDRAWALS-Optional Withdrawals.

/3/ We reserve the right to impose a transaction fee in the future of up to $15 per transfer on transfers in excess of 15 in any Contract year. See HOW YOUR PAYMENTS ARE ALLOCATED-Transfers.

/4/ This fee will be charged on each Contract Anniversary prior to your Annuity
    Date and at the time of a full withdrawal of any Contract Value unless your Net Contract Value is at least $50,000 on that date.

                Fund Annual Expenses After Expense Limitation*
            (as a percentage of Portfolio average daily net assets)

                                                      Advisory  Other    Total
                                                        Fee    Expenses Expenses
                                                      -------- -------- --------
Money Market.........................................    .38%    .06%      .44%
High Yield Bond......................................    .60%    .05%      .65%
Managed Bond.........................................    .60%    .06%      .66%
Government Securities................................    .60%    .06%      .66%
Aggressive Equity....................................    .80%    .06%      .86%
Growth LT............................................    .75%    .07%      .82%
Equity Income........................................    .65%    .05%      .70%
Multi-Strategy.......................................    .65%    .06%      .71%
Mid-Cap Value........................................    .85%    .06%      .91%
Large-Cap Value......................................    .85%    .06%      .91%
Equity...............................................    .65%    .05%      .70%
Bond and Income......................................    .60%    .06%      .66%
Equity Index.........................................    .17%    .06%      .23%
Small-Cap Index......................................    .50%    .06%      .56%
REIT.................................................   1.10%    .06%     1.16%
International........................................    .85%*   .19%     1.04%
Emerging Markets.....................................   1.10%    .36%     1.46%

*The Mid-Cap Value, Large-Cap Value, Small-Cap Index, and REIT Portfolios have recently begun operations, and their "other expenses" have been estimated. The expenses listed for the other thirteen Fund Portfolios reflect current expenses for the year ending December 31, 1997, except that the Advisory Fee for the International Portfolio has been adjusted to reflect the Advisory Fee without any waiver. The Actual Advisory Fee paid by the International Portfolio in 1997 was 0.83% of the Portfolio's average daily net assets. This reflects the portion of the Advisory Fee waived by Pacific Life until such time as shareholders approved a change in the Portfolio Manager to Morgan Stanley which occurred on June 1, 1997, and a change in the fee paid to the portfolio manager. In addition Pacific Life, as Investment Adviser to the Fund, adopted the policy to waive its fees or otherwise reimburse expenses so that operating expenses (exclusive of advisory fees, additional custodial fees associated with holding foreign securities, foreign taxes on dividends, interest or capital gains, and extraordinary expenses) for each Portfolio are not greater than 0.25% of the average daily net assets per year. Pacific Life began the policy in 1989 and intends to continue this policy until at least December 31, 1999. No reimbursement to the Portfolios was necessary for fiscal year 1997. There can be no assurance that the expense reimbursement arrangement will continue after December 31, 1999, and any unreimbursed expenses would be reflected in the Policy Owner's Accumulated Value and in some instances, the death benefit.

  Example: If, at the end of the indicated time period, you annuitize your Contract Value, you surrender your Contract and withdraw your Contract Value, or you neither annuitize nor surrender your Contract, you would pay the following cumulative expenses on each $1,000 invested, assuming 5% annual return on assets:

                                                             Neither Annuitized
Variable Account                      Annuitized Surrendered  Nor Surrendered
----------------                      ---------- ----------- ------------------
Money Market
    1 Year...........................    $ 82       $ 82            $19
    3 Year...........................      60        114             60
    5 Year...........................     103        130            103
    10 Year..........................     222        222            222
High Yield Bond
    1 Year...........................      84         84             21
    3 Year...........................      66        120             66
    5 Year...........................     113        140            113
    10 Year..........................     243        243            243

                                                              Neither Annuitized
Variable Account                       Annuitized Surrendered  Nor Surrendered
----------------                       ---------- ----------- ------------------
Managed Bond
    1 Year............................      85         85              22
    3 Year............................      66        120              66
    5 Year............................     114        141             114
    10 Year...........................     245        245             245
Government Securities
    1 Year............................    $ 85       $ 85            $ 22
    3 Year............................      66        120              66
    5 Year............................     114        141             114
    10 Year...........................     245        245             245
Aggressive Equity
    1 Year............................      87         87              24
    3 Year............................      73        127              73
    5 Year............................     124        151             124
    10 Year...........................     265        265             265
Growth LT
    1 Year............................      86         86              23
    3 Year............................      71        125              71
    5 Year............................     122        149             122
    10 Year...........................     261        261             261
Equity Income
    1 Year............................      85         85              22
    3 Year............................      68        122              68
    5 Year............................     116        143             116
    10 Year...........................     249        249             249
Multi-Strategy
    1 Year............................      85         85              22
    3 Year............................      68        122              68
    5 Year............................     116        143             116
    10 Year...........................     250        250             250
Mid-Cap Value
    1 Year............................      87         87              24
    3 Year............................      74        128              74
    5 Year............................     127        154             127
    10 Year...........................     270        270             270
Large-Cap Value
    1 Year............................      87         87              24
    3 Year............................      74        128              74
    5 Year............................     127        154             127
    10 Year...........................     270        270             270
Equity
    1 Year............................      85         85              22
    3 Year............................      68        122              68
    5 Year............................     116        143             116
    10 Year...........................     249        249             249
Bond and Income
    1 Year............................      85         85              22
    3 Year............................      66        120              66
    5 Year............................     114        141             114
    10 Year...........................     245        245             245
Equity Index
    1 Year............................      80         80              17
    3 Year............................      53        107              53
    5 Year............................      92        119              92
    10 Year...........................     199        199             199
Small-Cap Value
    1 Year............................      84         84              21
    3 Year............................      63        117              63
    5 Year............................     109        136             109
    10 Year...........................     234        234             234
REIT
    1 Year............................      90         90              27
    3 Year............................      82        136              82
    5 Year............................     139        166             139
    10 Year...........................     295        295             295

                                                              Neither Annuitized
Variable Account                       Annuitized Surrendered  Nor Surrendered
----------------                       ---------- ----------- ------------------
International
    1 Year............................     88          88             25
    3 Year............................     78         132             78
    5 Year............................    133         160            133
    10 Year...........................    283         283            283
Emerging Markets
    1 Year............................     93          93             30
    3 Year............................     90         144             90
    5 Year............................    154         181            154
    10 Year...........................    324         324            324

The examples should not be considered a representation of past or future expenses; actual expenses incurred in any given year may be more or less than those shown in the examples.

The examples use an assumed Contract Value of $45,000, and reflect the deduction of the Annual Fee amount without regard to the waiver for Contract Values over $50,000.

                              WHY BUY A CONTRACT

Your Pacific Portfolios Contract (your "Contract") is an annuity contract that provides you with flexibility in tax-deferred retirement planning or other long-term financial planning. You may select among seventeen Variable Investment Options, the Fixed Option, and the DCA Plus Fixed Option when you elect DCA Plus. You may choose to add to your Contract Value at any time before the Annuity Date, and your additional Purchase Payments may be in any amount you choose (subject to certain limitations). When you annuitize, we will send the payee a series of variable and/or fixed payments for life or for a specified number of years.

If you purchase a Contract with after-tax dollars ("Non-Qualified Contract") or if your Contract is purchased through a Qualified Plan or IRA ("Qualified Contract"), your earnings on the Contract are not subject to tax until amounts are withdrawn or distributed (including annuity payments). See Federal Tax Status.

                            YOUR INVESTMENT OPTIONS

You may choose among seventeen different Variable Investment Options, the Fixed Option and the DCA Plus Fixed Option.

Your Variable Investment Options

Separate Account A, a separate account of ours, currently offers you seventeen "Variable Investment Options" (also called "Subaccounts"). Each Variable Investment Option invests in a separate Portfolio of the Fund. Your Variable Investment Options are:

  .  Money Market Subaccount
  .  High Yield Bond Subaccount
  .  Managed Bond Subaccount
  .  Government Securities Subaccount
  .  Aggressive Equity Subaccount
  .  Growth LT Subaccount
  .  Equity Income Subaccount
  .  Multi-Strategy Subaccount
  .  Mid-Cap Value Subaccount
  .  Large-Cap Value Subaccount
  .  Equity Subaccount
  .  Bond and Income Subaccount
  .  Equity Index Subaccount
  .  Small-Cap Index Subaccount
  .  REIT Subaccount
  .  International Subaccount
  .  Emerging Markets Subaccount

What Are Each of These Options?

For your convenience, the following chart summarizes some basic data about each Portfolio. This chart is only a summary. For more complete information on each Portfolio, including a discussion of the Portfolio's investment techniques and the risks associated with its investments, see the accompanying Fund Prospectus. No assurance can be given that a Portfolio will achieve its investment objective. YOU SHOULD READ THE FUND PROSPECTUS CAREFULLY BEFORE INVESTING.

----------------------------------------------------------------------------------------------
                                             Primary Investments
                                             (under normal
 Portfolio            Investment Objective   conditions)            Portfolio Manager

----------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------
 Money Market         Current income         Highest quality money  Pacific Life
                      consistent with        market securities.
                      preservation of
                      capital.

----------------------------------------------------------------------------------------------
 High Yield Bond      High level of current  Intermediate- and      Pacific Life
                      income.                long-term high-
                                             yielding lower and
                                             medium quality ("high
                                             risk")
                                             fixed income
                                             securities.

----------------------------------------------------------------------------------------------
 Managed Bond         Maximize total return  Investment grade       Pacific Investment
                      consistent with        marketable debt        Management Company
                      prudent investment     securities. Will
                      management.            normally maintain an
                                             average portfolio
                                             duration of 3-7 years.

----------------------------------------------------------------------------------------------
 Government Securi-   Maximize total return  Securities that are    Pacific Investment
  ties                consistent with        obligations of or      Management Company
                      prudent investment     guaranteed by the U.S.
                      management.            Government, its
                                             agencies or
                                             instrumentalities
                                             (including futures
                                             contracts and options
                                             thereon). Will
                                             normally maintain an
                                             average portfolio
                                             duration of 3-7 years.

----------------------------------------------------------------------------------------------
 Aggressive Equity    Capital appreciation.  Common stocks of small Alliance Capital
                                             emerging growth and    Management L.P.
                                             medium capitalization
                                             companies.

----------------------------------------------------------------------------------------------
 Growth LT            Long-term growth of    Equity securities.     Janus Capital
                      capital consistent                            Corporation
                      with preservation of
                      capital.

----------------------------------------------------------------------------------------------
 Equity Income        Long-term growth of    Dividend-paying common J.P. Morgan Investment
                      capital and income.    stock.                 Management Inc.

----------------------------------------------------------------------------------------------
 Multi-Strategy       High total return.     Equity and fixed       J.P. Morgan Investment
                                             income securities.     Management Inc.

----------------------------------------------------------------------------------------------
 Mid-Cap Value        Capital appreciation.  Equity securities of   Lazard Asset
                                             medium-capitalization  Management
                                             domestic companies
                                             believed to be
                                             undervalued.

----------------------------------------------------------------------------------------------
 Large-Cap Value      Long-term growth of    Equity securities of   Salomon Brothers Asset
                      capital.               large capitalization   Management Inc.
                                             companies.

----------------------------------------------------------------------------------------------
 Equity               Capital appreciation.  Common stocks and      Goldman Sachs
                                             securities convertible Asset Management
                                             into or exchangeable
                                             for common stocks.

----------------------------------------------------------------------------------------------
 Bond and Income      Provide total return   Investment grade debt  Goldman Sachs
                      and income consistent  securities. Will       Asset Management
                      with prudent           normally maintain an
                      investment management. average portfolio
                                             duration within one-
                                             half year of a long-
                                             term bond index.
----------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
                                             Primary Investments
                                             (under normal
 Portfolio            Investment Objective   conditions)            Portfolio Manager

-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
 Equity Index         Investment results     Stocks included in the Bankers Trust Company
                      that correspond to the Standard & Poor's 500
                      total return           Composite Stock Price
                      performance of common  Index (the "S&P 500").
                      stocks publicly traded
                      in the U.S.

-----------------------------------------------------------------------------------------
 Small-Cap Index      Provide investment     Stocks included in the Bankers Trust Company
                      results that           Russell 2000 Index.
                      correspond to the
                      total return of the
                      Russell 2000 Small
                      Stock Index.

-----------------------------------------------------------------------------------------
 REIT                 Current income and     Real Estate Investment Morgan Stanley Asset
                      long-term growth of    Trusts and equity      Management Inc.
                      capital.               securities of
                                             companies principally
                                             engaged in the U.S.
                                             real estate industry.

-----------------------------------------------------------------------------------------
 International        Long-term capital      Equity securities of   Morgan Stanley Asset
                      appreciation.          corporations domiciled Management Inc.
                                             outside the U.S.

----------------------------------------------------------------------------------------
 Emerging Markets     Long-term growth of    Common stocks of       Blairlogie Capital
                      capital.               companies domiciled in Management
                                             emerging market
                                             countries.

----------------------------------------------------------------------------------------


The Investment Adviser

Pacific Life is the investment adviser for the Fund. Pacific Life and the Fund have retained other portfolio managers, supervised by Pacific Life, for fifteen of the Portfolios.

Variable Investment Option Performance

Historical performance information can help you understand how investment performance can affect your investment in the Variable Investment Options. The Subaccounts are newly established and have no historical performance. Each Subaccount will be investing in shares of a Portfolio of the Fund. The majority of these Portfolios do have historical performance data which covers a longer period. Performance data include total returns for each Subaccount, current and effective yields for the Money Market Subaccount, and yields for the other fixed income Subaccounts. Calculations are in accordance with standard formulas prescribed by the SEC which are described in the SAI. Yields do not reflect any charge for premium taxes and/or other taxes; this exclusion may cause yields to show more favorable performance. Total returns may or may not reflect withdrawal charges, Annual Fees or any charge for premium and/or other taxes; data that do not reflect these charges may show more favorable performance.

The SAI presents some hypothetical performance data, showing what the performance of each Subaccount would have been if it had been investing in the corresponding Portfolio since that Portfolio's inception. The SAI also presents some performance benchmarks, based on unmanaged market indices, such as the S&P 500, and on "peer groups," which use other managed funds with similar investment objectives. These benchmarks may give you a broader perspective when you examine hypothetical or actual Subaccount performance.

In addition, we may provide you with reports both as an insurance company and as to our claims paying ability that are produced by rating agencies and organizations.

Your Fixed Option and DCA Plus Fixed Option

The Fixed Option and the DCA Plus Fixed Option each offer you a guaranteed minimum interest rate on the amounts you allocate to these Options. Amounts you allocate to these Options, and your earnings credited are held in our General Account. For more detailed information about these Options, see THE GENERAL ACCOUNT section in this Prospectus.

                           PURCHASING YOUR CONTRACT

How to Apply for Your Contract

The Contract is intended to be offered for sale in the State of New York. To purchase a Contract, fill out an application and submit it along with your initial Purchase Payment to PM Group Life Insurance Company [Pacific Life & Annuity Company] at 700 Newport Center Drive, Newport Beach, California, 92660. If your application and payment are complete when received, or once they have become complete, we will issue your Contract within two Business Days. If some information is missing from your application, we may delay issuing your Contract while we obtain the missing information; however, we will not hold your initial Purchase Payment for more than five Business Days without your permission.

You may also purchase a Contract by exchanging your existing contract. You must submit all contracts to be exchanged when you submit your application. Call your representative, or call us at 1-800-XXX-XXXX, if you are interested in this option.

We reserve the right to reject any application or Purchase Payment for any reason, subject to any applicable nondiscrimination laws and to our own standards and guidelines. The maximum age of a Contract Owner, including Joint and Contingent Owners, for which a Contract will be issued is 85. The Contract Owner's age is calculated as of his or her age last birthday. If the sole Contract Owner or sole annuitant named in the application for a Contract dies prior to our issuance of a Contract, then the application for the Contract and/or any Contract issued shall be deemed null and void; and any premiums we receive, including any proceeds received in connection with an exchange or transfer, will be returned to the applicant/Owner or the applicant/Owner's estate.

Making Your Purchase Payments

Making Your Initial Payment

Your initial Purchase Payment must be at least $5,000 if you are buying a Non-Qualified Contract, and at least $2,000 if you are buying a Qualified Contract. You may pay this entire amount when you submit your application, or you may choose our pre-authorized checking plan ("PAC"), which allows you to pay in equal monthly installments over one year (at least $400 per month for Non-Qualified Contracts, and at least $150 per month for Qualified Contracts). If you choose PAC, you must make your first installment payment when you submit your application. Further requirements for PAC are discussed in the PAC form.

You must obtain our consent before making an initial or additional Purchase Payment that will bring your aggregate Purchase Payments over $1,000,000.

Making Additional Payments

You may choose to invest additional amounts in your Contract at any time. Each additional Purchase Payment must be at least $250 for Non-Qualified Contracts and $50 for Qualified Contracts.

Forms of Payment

Your initial and additional Purchase Payments may be sent by personal or bank check or by wire transfer. You may also make additional PAC Purchase Payments via electronic funds transfer. All checks must be drawn on U.S. funds. If you make Purchase Payments by check other than a cashier's check, your payment of any withdrawal proceeds and any refund during your "free look" period may be delayed until your check has cleared.

                        HOW YOUR PAYMENTS ARE ALLOCATED

Choosing Your Investment Options

You may allocate your Purchase Payments among the seventeen Subaccounts, the Fixed Option and, if you elect DCA Plus, the DCA Plus Fixed Option. Allocations of your initial Purchase Payment to the Investment Options you selected will be effective either on your Contract Date or on your Free Look Transfer Date. See WITHDRAWALS--Short-Term Cancellation Right ("Free Look"). Each additional Purchase Payment will be allocated to the Investment Options according to your allocation instructions in your application, or most recent instructions, if any, subject to the terms described in the WITHDRAWALS-- Short-Term Cancellation Right ("Free Look") section. We reserve the right, in the future, to require that your allocation to any particular Investment Option meet a certain minimum amount. If your Contract is issued in exchange for another annuity contract or a life insurance contract, our administrative procedures may vary depending on the state in which your Contract is delivered.

Investing in Variable Investment Options

Each time you allocate your investment to a Variable Investment Option, your Contract is credited with a number of "Subaccount Units" in that Subaccount. The number of Subaccount Units credited is equal to the amount you have allocated to that Subaccount, divided by the "Unit Value" of one Unit of that Subaccount.

  Example: You allocate $600 to the Government Securities Subaccount. At the end of the Business Day on which your allocation is effective, the value of one Unit in the Government Securities Subaccount is $15. As a result, 40 Subaccount Units are credited to your Contract for your $600.

Your Variable Account Value Will Change

After we credit your Contract with Subaccount Units, the value of those Units will usually fluctuate. This means that, from time to time, your investment allocated to the Variable Investment Options may be worth more or less than the original Purchase Payments to which those amounts can be attributed. Fluctuations in Subaccount Unit Value will not change the number of Units credited to your Contract.

Subaccount Unit Values will vary in accordance with the investment performance of the corresponding Portfolio. For example, the value of Units in the Managed Bond Subaccount will change to reflect the performance of the Managed Bond Portfolio (including that Portfolio's investment income, its capital gains and losses, and its expenses). Subaccount Unit Values are also adjusted to reflect the Administrative Fee and Risk Charge imposed on the Separate Account.

We calculate the value of all Subaccount Units at or about 4:00 p.m., Eastern time on each Business Day. The SAI contains a detailed discussion of these calculations.

When Your Investment is Effective

Your initial Purchase Payment is ordinarily effective on the day we issue your Contract. Any additional allocation is effective on the day we receive your Purchase Payment in proper form.

The day your allocation is effective determines the Unit Value at which Subaccount Units are attributed to your Contract. In the case of transfers or withdrawals, the effective day determines the Unit Value at which affected Subaccount Units are debited and/or credited under your Contract. The Unit Value at which purchase, transfer and withdrawal transactions are credited or debited is the value of the Subaccount Units next calculated after your transaction is effective. Your Variable Account Value begins to reflect the investment performance results of your new allocations on the day after your transaction is effective.

Transfers

Once your Payments are allocated to the Investment Options you selected, you may transfer your Contract Value less Loan Account Value from any Investment Option to any other Investment Option, except the DCA Plus Fixed Option. Certain restrictions apply to the Fixed Option and the DCA Plus Fixed Option. See THE GENERAL ACCOUNT--Withdrawals and Transfers. Transfer requests are normally effective on the Business Day we receive them in proper form. If your Contract was issued in a state that requires refund of Purchase Payments under your Free Look Right, transfers may only be made after your Free Look Transfer Date. See WITHDRAWALS--Short-Term Cancellation Right ("Free Look").

No transfer fee is currently imposed for transfers among the Investment Options, but we reserve the right to impose a transaction fee for transfers in the future; a fee of up to $15 per transfer may apply to transfers in excess of 15 in any Contract Year. Transfers under the dollar cost averaging and earnings sweep options are counted toward your total transfers in a Contract Year. Any such fee would be charged against your Investment Options proportionately, based on your relative Account Value in each immediately after the transfer.

We have the right, at our option (unless otherwise required by law), to require certain minimums in the future in connection with transfers; these may include a minimum transfer amount and a minimum Account Value, if any, for the Investment Option from which the transfer is made or to which the transfer is made. If your transfer request results in your having a remaining Account Value in an Investment Option that is less than the minimum amount, we may transfer that remaining amount to your other Investment Options in the proportions specified in your current allocation instructions. Any such DCA Plus Fixed Option balance or any amount that would otherwise be allocated to the DCA Plus Fixed Option will be allocated to the Variable Investment Options according to your most recent DCA Plus transfer instructions. We also reserve the right (unless otherwise required by law) to limit the size of transfers, to limit the number and frequency of transfers, to restrict transfers, and to suspend transfers. We reserve the right to reject any transfer request.

Exchanges of Annuity Units in any Subaccount(s) to any other Subaccount(s) after annuitization are limited to four in any twelve-month period. See THE GENERAL ACCOUNT--Withdrawals and Transfers in the Prospectus and THE CONTRACTS AND THE SEPARATE ACCOUNT in the SAI.

DCA Plus

DCA Plus provides a way for you to transfer amounts monthly from the DCA Plus Fixed Option to one or more Variable Investment Option(s) over a period of up to one year. This allows you to average the Unit Values of the Variable Investment Option(s) over time, and may permit a "smoothing" of abrupt peaks and drops in Unit Values.

Prior to the Annuity Date, you may allocate all or a portion of your Purchase Payment(s) to the DCA Plus Fixed Option. The initial minimum amount that you may allocate to the DCA Plus Fixed Option is $5,000. You may not transfer any amounts to the DCA Plus Fixed Option from any other Investment Option. All Purchase Payments allocated to the DCA Plus Fixed Option will earn interest at the then current Guaranteed Interest Rate declared by us.

The day that the first Purchase Payment allocation is made to the DCA Plus Fixed Option will begin a Guaranteed Term of 12 months and a period of 12 monthly transfers. On the same day of each month thereafter, we will transfer to the Variable Investment Options you selected an amount equal to your DCA Plus Fixed Option Value on that day divided by the remaining number of monthly transfers in the Guaranteed Term.

  Example: On May 1, you submit a $10,000 Purchase Payment entirely to the DCA Plus Fixed Option at a then current Guaranteed Interest Rate of 5.00%. On June 1, the value of the DCA Plus Fixed Option is $10,040.75. On June 1, a transfer equal to $836.73 ($10,040.75/12) will be made according to your DCA Plus transfer instructions. Your remaining DCA Plus Fixed Option Value after the transfer is therefore $9,204.02.

  On July 1, your DCA Plus Fixed Option Value has now increased to $9,241.52. We will transfer $840.14 ($9,241.52/11) to the Variable Investment Options, leaving a remaining value of $8,401.38 in the DCA Plus Fixed Option.

During the Guarantee Term, you may allocate all or a part of additional Purchase Payments to the DCA Plus Fixed Option, provided such allocations are at least $250. Each such allocation will be transferred to the Variable Investment Options you selected over the remaining Guarantee Term. Transfers will be made proportionately from the DCA Plus Fixed Option Value attributed to each Purchase Payment allocation.

  Example: (Using the previous example): On July 15, you allocate an additional $5,000 to the DCA Plus Option at a Guaranteed Interest Rate of 4.00%. On August 1, your DCA Plus Fixed Option Value has increased to $13,443.79. An amount equal to $1,344.38 ($13,443.79/10) is transferred from the DCA Plus Fixed Option to the Variable Investment Options. The remaining DCA Plus Fixed Option Value is $12,099.41.

The minimum amount for the DCA Plus monthly transfer is $250. If a monthly DCA Plus transfer amount is less than $250, we may transfer your entire DCA Plus Fixed Option Value to the Variable Investment Options according to your most recent DCA Plus transfer instructions and automatically terminate your DCA Plus. DCA Plus transfers must be made on a monthly basis to the Variable Investment Options; you may not choose to transfer other than monthly nor may you transfer to the Fixed Option under DCA Plus.

Unless otherwise instructed, any additional Purchase Payment we receive during a Guarantee Term will be allocated to the Investment Options, including the DCA Plus Fixed Option if so indicated, according to your most recent Purchase Payment allocation instructions. If we receive any additional Purchase Payments after your DCA Plus ends and you have not changed your Purchase Payment allocation instructions, the portion of additional Purchase Payments that you had instructed us to allocate to the DCA Plus Fixed Option under DCA Plus will be allocated to the Variable Investment Options in the same proportion you had elected under DCA Plus.

When your DCA Plus program ends you may request, in a form satisfactory to us, to establish a new DCA Plus program subject to our minimum allocation requirements.

Your DCA Plus program automatically ends at the end of your DCA Plus Guarantee Term. If we do not receive completed DCA Plus transfer instructions in proper order by the time your first DCA Plus transfer is due, your DCA Plus will be automatically terminated at the time and your DCA Plus Fixed Account Value will be transferred to the Fixed Option at the Fixed Option's then current Guaranteed Interest Rate, unless you provide us with other transfer instructions. You may request, in a form satisfactory to us, termination of your DCA Plus program at any time. Upon our receipt of such request, or when death benefit proceeds become payable, any remaining balance in your DCA Plus Fixed Option will be transferred to the Fixed Option at the Fixed Option's then current Guaranteed Interest Rate, unless you instruct us to transfer such amounts to other Investment Options. On your Annuity Date any net amount converted to an annuity from your DCA Plus Fixed Option will be applied to a fixed annuity and will be held in our General Account, unless you instruct us otherwise.

You may have only one DCA Plus program in effect at any given time. DCA Plus may not be used concurrently with our dollar cost averaging program. Further, the DCA Plus Fixed Option is not available to for use with any of our other systematic transfer programs; i.e., dollar cost averaging, portfolio rebalancing or earnings sweep.

We reserve the right to change the terms and conditions of DCA Plus, but not a DCA Plus you already have in effect.

Dollar Cost Averaging

Dollar cost averaging is a method in which you buy securities in a series of regular purchases instead of in a single purchase. This allows you to average the securities' prices over time, and may permit a "smoothing" of abrupt peaks and drops in price. Prior to your Annuity Date, you may use dollar cost averaging to transfer amounts, over time, from any Variable Investment Option with an Account Value of at least $5,000 to one or more other Variable Investment Options. Each transfer must be for at least $250. The Fixed Option and DCA Plus Fixed Option are not available for dollar cost averaging. Detailed information appears in the SAI.

Portfolio Rebalancing

You may instruct us to maintain a specific balance of Variable Investment Options under your Contract (e.g., 30% in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount) prior to your Annuity Date. Periodically, we will "rebalance" your values in the elected Subaccounts to the percentages you have specified. Rebalancing may result in transferring amounts from a Subaccount earning a relatively higher return to one earning a relatively lower return. The Fixed Option and DCA Plus Fixed Option are not available for rebalancing. Detailed information appears in the SAI.

Earnings Sweep

You may instruct us to make automatic periodic transfers of your earnings from the Money Market Subaccount or from the Fixed Option to one or more Variable Investment Options (other than the Money Market Subaccount). Detailed information appears in the SAI.

                         CHARGES, FEES AND DEDUCTIONS

Withdrawal Charge

No sales charge is imposed on any Purchase Payment. Your Purchase Payments may, however, be subject to a withdrawal charge; this charge may apply to amounts you withdraw under your Contract, depending on the length of time each Purchase Payment has been invested and on the amount you withdraw. No withdrawal charge is imposed on (i) amounts annuitized after the first Contract Year, (ii) payments of death benefits, (iii) withdrawals by Contract Owners to meet the minimum distribution rules for Qualified Contracts as they apply to amounts held under the Contract, or, (iv) subject to medical evidence satisfactory to us, after the first Contract Anniversary, full or partial withdrawals if the Annuitant has been diagnosed with a medically determinable condition that results in a life expectancy of twelve (12) months or less.

Free Withdrawals

We will not impose a withdrawal charge on withdrawals of your Earnings, or on withdrawals of amounts held under your Contract for at least six Contract Years. In addition, during each Contract Year we will not impose a withdrawal charge on your withdrawal of up to 10% of your remaining Purchase Payments at the beginning of the Contract Year that would otherwise be subject to the withdrawal charge plus up to 10% of any additional Purchase Payments received during the Contract Year. Our calculations of the withdrawal charge deduct this "free 10%" from your "oldest" Purchase Payment that is still otherwise subject to the charge.

  Example: You make an initial Purchase Payment of $10,000 in Contract Year 1, and make additional Purchase Payments of $1,000 and $6,000 in Contract Year 2. With Earnings, your Contract Value in Contract Year 3 is $19,000. In Contract Year 3, you may withdraw $3,700 free of the withdrawal charges (your total Purchase Payments were $17,000, so 10% of that total equals $1,700, plus you had $2,000 of Earnings). After this withdrawal, your Contract Value is $15,300 (all attributable to Purchase Payments). In Contract Year 4, your Contract Value falls to $12,500; you may withdraw $1,530 (10% of $15,300) free of any withdrawal charges.

How the Charge is Determined

The amount of the charge depends on how long each Purchase Payment was held under your Contract. Each Purchase Payment you make is considered to have a certain "age," depending on the length of time since that payment was effective. A payment is "one year old" or has an "age of one" from the day it is effective until your next Contract Anniversary; beginning on that Contract Anniversary, your payment will have an "age of two" for a full Contract Year. When you withdraw an amount subject to the withdrawal charge, the "age" of the Purchase Payment you withdraw determines the level of withdrawal charge as follows:

                              "Age" of Payment                        Withdrawal
                                  in Years                              Charge
                              ----------------                        ----------
           1........................................................       7%
           2........................................................       7%
           3........................................................       6%
           4........................................................       5%
           5........................................................       3%
           6........................................................       1%
           7 or more................................................       0%

We calculate your withdrawal charge by assuming that your Earnings are withdrawn first, followed by amounts attributed to Purchase Payments with the "oldest" Payment withdrawn first. The withdrawal charge will be deducted proportionally among all Investment Options from which the withdrawal occurs. Any applicable Annual Fee will be deducted after the withdrawal charge is calculated.

We pay sales commissions and other expenses associated with promotion and sales of the Contracts to broker-dealers. The withdrawal charge is designed to reimburse us for these costs, although we expect that our actual expenses will be greater than the amount of the withdrawal charge. Broker-dealers may receive aggregate commissions of up to 6.75% of your aggregate Purchase Payments.

Under certain circumstances and in exchange for lower initial commissions, certain sellers of Contracts may be paid a persistency trail commission which will take into account, among other things, the length of time Purchase Payments have been held under a Contract, and Account Values. A trail commission is not anticipated to exceed 1.00%, on an annual basis, of the Account Values considered in connection with the trail commission. We may also pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements may vary.

Transfers

Transfers of all or part of your Account Value from one Investment Option to another is not considered a withdrawal of an amount from your Contract, so no withdrawal charge is imposed at the time of transfer. See HOW YOUR PAYMENTS ARE ALLOCATED--Transfers.

Premium Taxes

Depending on (among other factors) your state of residence, a tax may be imposed on your Purchase Payments at the time your payment is made, at the time of a partial or full withdrawal, at the time any death benefit proceeds are paid, at annuitization or at such other time as taxes may be imposed. Tax rates ranging from 0% to 3.5% are currently in effect, but may change in the future. Some local jurisdictions also impose a tax.

If we pay any taxes attributable to Purchase Payments ("premium taxes") on your behalf, we will impose a similar charge against your Contract Value. We normally will charge you when you annuitize some or all of your Contract Value. We reserve the right to impose this charge for applicable premium taxes when you make a full or partial withdrawal, at the time any death benefit proceeds are paid, or when those taxes are incurred. For these purposes, "premium taxes" include any state or local premium taxes and, where approval has been obtained, federal premium taxes and any federal, state or local income, excise, business or any other type of tax (or component thereof) measured by or based upon, directly or indirectly, the amount of payments we have received.

We will base this charge on the Contract Value, the amount of the transaction, the aggregate amount of Purchase Payments we receive under your Contract, or any other amount, that in our sole discretion we deem appropriate.

We may also charge the Separate Account or your Contract Value for taxes attributable to the Separate Account or the Contract, including income taxes attributable to the Separate Account or to our operations with respect to the Contract, or taxes attributable, directly or indirectly, to Purchase Payments. Currently, we do not impose any such charges.

Annual Fee

We will charge you an Annual Fee of $30 on each Contract Anniversary prior to the Annuity Date, and at the time you withdraw your entire Net Contract Value, if your Net Contract Value is less than $50,000 on that date. The fee is not imposed on amounts you annuitize or on payment of death benefit proceeds. The fee reimburses certain of our costs in administering the Contracts and the Separate Account; we do not intend to realize a profit from this fee or the Administrative Fee. This fee is guaranteed not to increase for the life of your Contract.

Your Annual Fee will be charged proportionately against your Investment Options. Assessments against your Variable Investment Options are made by debiting some of the Subaccount Units previously credited to your Contract; that is, assessment of the Annual Fee does not change the Unit Value for those Subaccounts.

Waivers and Reduced Charges

We may agree to reduce or waive the withdrawal charge or the Annual Fee, or credit additional amounts under our Contracts, in situations where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Contract Owner(s), sales of large Contracts, sales of Contracts in connection with a group or sponsored arrangement or mass transactions over multiple Contracts.

In addition, we may agree to reduce or waive some or all of such charges and/or credit additional amounts under our Contracts, for those Contracts sold to persons who meet criteria established by us, who may include current and retired officers, directors and employees of us and our affiliates, trustees of the Pacific Select Fund, registered representatives and employees of broker/dealers with a current selling agreement with us and their affiliates, employees of affiliated asset management firms and certain other service providers, and immediate family members of such persons ("Eligible Persons"). We will credit additional amounts to Contracts owned by Eligible Persons if such Contracts are purchased directly through Pacific Mutual Distributors, Inc. Under such circumstances, Eligible Persons will not be afforded the benefit of services of any other broker/dealer nor will commissions be payable to any broker/dealer in connection with such purchases. Eligible Persons must contact us directly with servicing questions, Contract changes and other matters relating to their Contracts. The amount credited to Contracts owned by Eligible Persons will equal the reduction in expenses we enjoy by not incurring brokerage commissions in selling such Contracts, with the determination of the expense reduction and of such crediting being made in accordance with our administrative procedures. We may also agree to waive minimum Purchase Payment requirements for Eligible Persons.

We will only reduce or waive such charges or credit additional amounts on any Contract where expenses associated with the sale of the Contract and/or costs associated with administering and maintaining the Contract are reduced. We reserve the right to terminate waiver, reduced charge and crediting programs at any time, including for issued Contracts.

Mortality and Expense Risk Charge

We assess a charge against the assets of each Subaccount to compensate for certain mortality and expense risks that we assume under the Contracts (the "Risk Charge"). The risk that an Annuitant will live longer (and therefore receive more annuity payments) than we predict through our actuarial calculations at the time the Contract is issued is "mortality risk." We also bear mortality risk in connection with death benefits payable under the Contracts. The risk that the expense charges and fees under the Contracts and Separate Account are less than our actual administrative and operating expenses is called "expense risk."

This Risk Charge is assessed daily at an annual factor expressed as a decimal (where 1.00 is equal to 100%) of 0.0125 of each Subaccount's assets; this charge may not be increased for the duration of your Contract.

The Risk Charge will stop at annuitization if you select a fixed annuity; the Risk Charge will continue after annuitization if you choose any variable annuity, even though we do not bear mortality risk if your Annuity Option is Period Certain Only.

We will realize a gain if the Risk Charge exceeds our actual cost of expenses and benefits, and will suffer a loss if such actual costs exceed the Risk Charge. Any gain will become part of our General Account; we may use it for any reason, including covering sales expenses on the Contracts.

ADMINISTRATIVE FEE

We charge an Administrative Fee as compensation for costs we incur in operating the Separate Account and issuing and administering the Contracts, including processing applications and payments, and issuing reports to you and to regulatory authorities.

The Administrative Fee is assessed daily at an annual factor expressed as a decimal (where 1.00 is equal to 100%) of 0.0015 of the assets of each Subaccount. This fee is guaranteed not to increase for the life of your Contract. A relationship will not necessarily exist between the actual administrative expenses attributable to a particular Contract and the Administrative Fee paid in respect of that particular Contract. The Administrative Fee will continue after annuitization if you choose any variable annuity.

EXPENSES OF THE FUND

Your Variable Account Value reflects advisory fees and other expenses incurred by the various Portfolios of the Fund, net of any applicable reimbursements. These fees and expenses may vary. The Fund is governed by its own Board of Trustees, and your Contract does not fix or specify the level of expenses of any Portfolio. The Fund's fees and expenses are described in detail in the Fund's Prospectus and in its SAI.

                     RETIREMENT BENEFITS AND OTHER PAYOUTS

SELECTING YOUR ANNUITANT

When you submit the application for your Contract, you must choose a sole Annuitant or two Joint Annuitants. We will send the annuity payments to the payee that you designate. If you are buying a Qualified Contract, you must be the sole Annuitant; if you are buying a Non-Qualified Contract you may choose yourself and/or another person. Whether you choose to have a sole or two Joint Annuitants, you may choose a Contingent Annuitant; more information on these options is provided in the SAI. You will not be able to add or change a sole or Joint Annuitant after your Contract is issued; however, if you are buying a Qualified Contract, you may add a Joint Annuitant at the time of annuitization. You will be able to add or change a Contingent Annuitant until your Annuity Date or the death of your sole Annuitant or both Joint Annuitants, whichever occurs first; however, once your Contingent Annuitant has become the Annuitant under your Contract, no additional Contingent Annuitant may be named. No Annuitant (primary, joint or contingent) may be named upon or after reaching his or her 86th birthday. We reserve the right to require proof of age or survival of the Annuitant(s).

ANNUITIZATION

You may choose both your Annuity Date (or "Annuity Start Date") and your Annuity Option. At the Annuity Date, you may elect to annuitize some or all of your Net Contract Value, less any transaction fee, and any applicable charge for premium taxes and/or other taxes, (the "Conversion Amount"), as long as such Conversion Amount annuitized is at least $10,000. If you annuitize only a portion of this available Contract Value, you may have the remainder distributed, less any applicable charge for premium taxes and/or other taxes, any withdrawal transaction fee, any applicable withdrawal charge and any Annual Fee. Any such distribution will be made to you in a single sum if the remaining Conversion Amount is less than $10,000 on your Annuity Date. Distributions under your Contract may have tax consequences. You should consult a qualified tax adviser for information on annuitization.

CHOOSING YOUR ANNUITY DATE ("ANNUITY START DATE")

You should choose your Annuity Date when you submit your application or we will apply a default Annuity Date to your Contract.

You may change your Annuity Date by notifying us, in proper form, at least ten Business Days prior to the earlier of your old Annuity Date or your new Annuity Date.

Your Annuity Date cannot be earlier than your first Contract Anniversary and must occur on or before a certain date: If you have a sole Annuitant, your Annuity Date cannot be later than his or her 95th birthday however, to meet IRS minimum distribution rules, your Annuity Date may need to be earlier; if you have Joint Annuitants and a Non-Qualified Contract, your Annuity Date cannot be later than your younger Joint Annuitant's 95th birthday; if you have Joint Annuitants and a Qualified Contract, your Annuity Date cannot be later than your own 95th birthday. Different requirements may apply in some states. If your Contract is a Qualified Contract, you may also be subject to additional restrictions. Adverse federal tax consequences may result if you choose an Annuity Date that is prior to an Annuitant's attained age 59 1/2. See FEDERAL TAX STATUS.

You should carefully review the Annuity Options with your financial tax adviser, and, for Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Code for pertinent limitations respecting annuity payments and other matters. For instance, under requirements for retirement plans that qualify under
Section 401 or 408 of the Code, annuity payments generally must begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. However, if a plan qualified under Section 401(a) of the Code or a 403(b) contract so provides, no distributions are required for individuals who are employed after age 70 1/2 (other than 5% owners) until they retire.

For retirement plans that qualify under Section 401 or 408 of the Code, the period elected for receipt of annuity payments under Annuity Options 1 and 4 generally may be no longer than the joint life expectancy of the Annuitant and Beneficiary in the year that the Annuitant reaches age 70 1/2, and must be shorter than such joint life expectancy if the Beneficiary is not the Annuitant's spouse and is more than 10 years younger than the Annuitant. Under Options 2 and 3, if the secondary or other Annuitant is not the Annuitant's spouse and is more than 10 years younger than the Annuitant, the 66 2/3% and 100% elections specified above may not be available. The restrictions on options for retirement plans that qualify under Sections 401 and 408 also apply to a retirement plan that qualifies under Section 403(b) with respect to amounts that accrued after December 31, 1986.

If you annuitize only a portion of your Net Contract Value on your Annuity Date, you may, at that time, have the option to elect not to have the remainder of your Contract Value distributed, but instead to continue your Contract with that remaining Contract Value (a "continuing Contract"). If this option is available, you would then choose a second Annuity Date for your continuing Contract, and all references in this Prospectus to your "Annuity Date" would, in connection with your continuing Contract, be deemed to refer to that second Annuity Date. This option may not be available, or may be available only for certain types of Contracts. You should be aware that some or all of the payments received before the second Annuity Date may be fully taxable. We recommend that you call your tax adviser for more information if you are interested in this option.

Default Annuity Date and Options

If you have a Non-Qualified Contract and you do not choose an Annuity Date when you submit your application, your Annuity Date will be your Annuitant's 95th birthday or your younger Joint Annuitant's 95th birthday, whichever applies; however some states' laws may require a different Annuity Date. Certain Qualified Plans may require annuitization to occur at an earlier age.

If you have not specified an Annuity Option or do not instruct us otherwise, at your Annuity Date your Net Contract Value, less any applicable transaction fees and/or charges for premium taxes and/or other taxes, will be annuitized (if this net amount is at least $10,000) as follows: the net amount from your Fixed Option and DCA Plus Fixed Option Value will be converted into a fixed-dollar annuity and the net amount from your Variable Account Value will be converted into a variable-dollar annuity directed to the Subaccounts proportionate to your Account Value in each. If you have a Non-Qualified Contract, or if you have a Qualified Contract and are not married, your default Annuity Option will be Life with ten year Period Certain. If you have a Qualified Contract and you are married, your default Annuity Option will be Joint and Survivor Life with survivor payments of 50% and your spouse will automatically be named your Joint Annuitant.

Choosing Your Annuity Option

You may make three basic decisions about your annuity payments. First, you may choose whether you want those payments to be a fixed-dollar amount and/or a variable-dollar amount. Second, you may choose the form of annuity payments (see ANNUITY OPTIONS). Third, you may decide how often you want annuity payments to be made (the "frequency" of the payments). You may not change these selections after annuitization.

Fixed and Variable Annuities

You may choose a fixed annuity (i.e., with fixed-dollar amounts), a variable annuity (i.e., with variable-dollar amounts), or you may choose both, converting one portion of the net amount you annuitize into a fixed annuity and another portion into a variable annuity.

If you select a fixed annuity, each periodic annuity payment received will be equal to the initial annuity payment, unless you select a joint and survivor life annuity with reduced survivor payments and the Primary Annuitant dies. Any net amount you convert to a fixed annuity will be held in our General Account, (but not under the Fixed Option or DCA Plus Fixed Option).

If you select a variable annuity, you may choose as many Variable Investment Options as you wish; the amount of the periodic annuity payments will vary with the investment results of the Variable Investment Options selected. After the Annuity Date, Annuity Units may be exchanged among available Variable Investment Options up to four times in any twelve-month period. How your Contract converts into a variable annuity is explained in more detail in THE CONTRACTS AND THE SEPARATE ACCOUNT in the SAI.

Annuity Options

Four Annuity Options are currently available under the Contracts, although additional options may become available in the future.

  . Life Only. Periodic payments are made to the designated payee during his or her lifetime. Payments stop when the designated payee dies.

  . Life with Period Certain. Periodic payments are made to the designated payee during his or her lifetime, with payments guaranteed for a specified period. You may choose to have payments guaranteed for anywhere from 5 through 30 years (in full years only). If the designated payee dies before the guaranteed payments are completed, the Beneficiary receives the remainder of the guaranteed payments, if living; otherwise the Owner, if living; otherwise the Owner's estate.

  . Joint and Survivor Life. Periodic payments are made to the Primary Annuitant during the lifetime of the Primary Annuitant. After the death of the Primary Annuitant, periodic payments are made to the secondary Annuitant named in the election if and so long as such secondary Annuitant lives. You may choose to have the payments to the surviving secondary Annuitant equal 50%, 66 2/3% or 100% of the payments made during the lifetime of the Primary Annuitant (you must make this election when you choose your Annuity Option). Payments stop when both Annuitants have died.

  . Period Certain Only. Periodic payments are made to the designated payee over a specified period. You may choose to have payments continue for anywhere from 5 through 30 years (in full years only). If the designated payee dies before the guaranteed payments are completed, the Beneficiary receives the remainder of the guaranteed payments, if living; otherwise the Owner, if living; otherwise the Owner's estate.

If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), your spouse's consent may be required when you seek any distribution under your Contract, unless your Annuity Option is Joint and Survivor Life with survivor payments of at least 50%, and your spouse is your Joint Annuitant.

Frequency of Payments

You may choose to have annuity payments made monthly, quarterly, semiannually, or annually. The amount of a variable payment will be determined in each period on the date corresponding to your Annuity Date, and payment will be made on the next succeeding day.

Your initial annuity payment must be at least $250. Depending on the net amount you annuitize, this requirement may limit your options regarding the period and/or frequency of annuity payments.

Your Annuity Payments

Amount of the First Payment

Your Contract contains tables that we use to determine the amount of the first annuity payment under your Contract, taking into consideration the annuitized portion of your Net Contract Value at the Annuity Date. This amount will vary, depending on the annuity period and payment frequency you select; this amount will be larger in the case of shorter Period Certain annuities and smaller for longer Period Certain annuities. Similarly, this amount will be greater for a Life Only annuity than for a Joint and Survivor Life annuity, because we will expect to make payments for a shorter period of time on a Life Only annuity. If you do not choose the Period Certain Only annuity, this amount will also vary depending on the age of the Annuitant(s) on the Annuity Date and, for some Contracts in some states, the sex of the Annuitant(s).

For fixed annuity payments, the guaranteed income factors in our tables are based on an annual interest rate of 3% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a fixed annuity, fixed annuity payments will be based on the periodic income factors in effect for your Contract on the Annuity Date which are at least the guaranteed income factors under the Contract.

For variable annuity payments, the tables are based on an assumed annual investment return of 5% and the 1983a Annuity Mortality Table with the ages set back 10 years. If you elect a variable annuity, your initial variable annuity payment will be based on the applicable variable annuity income factors in our table. A higher assumed investment return would mean a larger first variable annuity payment, but subsequent payments would increase only when actual net investment performance exceeds the higher assumed rate and would fall when actual net investment performance is less than the higher assumed rate. A lower assumed rate would mean a smaller first payment and a more favorable threshold for increases and decreases. If the actual net investment performance is a constant 5% annually, annuity payments will be level. The assumed investment return is explained in more detail in the SAI under THE CONTRACTS AND THE SEPARATE ACCOUNT.

DEATH BENEFITS

A death benefit may be payable on proof of death before the Annuity Date of the Annuitant or of any Contract Owner while the Contract is in force. The amount of the death benefit will be paid according to the DEATH BENEFIT PROCEEDS section.

Death Benefit Proceeds

The proceeds of any death benefit payable will be payable upon receipt, in proper form, of proof of death and instructions regarding payment of death proceeds. Such proceeds will equal the amount of the death benefit reduced by any charge for premium taxes and/or other taxes and any Contract Debt. The death benefit proceeds will be payable in a single sum, as an annuity, or in accordance with IRS regulations (see DEATH OF OWNER DISTRIBUTION RULES). Any such annuity is subject to all restrictions (including minimum amount requirements) as are other annuities under this Contract; in addition, there may be legal requirements that limit the recipient's Annuity Options and the timing of any payments. A recipient should consult a qualified tax adviser before electing to receive an annuity.

Additional provisions apply if your Contract names a Joint or Contingent Owner or Annuitant, or if the Beneficiary, Joint Owner, or Contingent Owner is your spouse. Further information about these provisions is contained in the SAI.

Death of Owner Distribution Rules

If a Contract Owner of a Non-Qualified Contract dies before the Annuity Date, any death benefit proceeds under this Contract must begin distribution within five years after the Owner's death. In order to satisfy this requirement, the designated recipient must receive a lump sum payment or elect to receive an annuity for life or over a period that does not exceed the life expectancy of the designated recipient with annuity payments that start within one year after the Owner's death. If an election to receive an annuity is not made within 60 days of our receipt of proof in proper form of the Owner's death or, if earlier, 60 days (or shorter period as we permit) prior to the first anniversary of the Owner's death, the lump sum option will be deemed elected, unless otherwise required by law. If the lump sum option is deemed elected, we will consider that deemed election as receipt of instructions regarding payment of death benefit proceeds. If a Non-Qualified Contract has Joint Owners, this requirement applies to the first Contract Owner to die.

If the Contract Owner was not an Annuitant but was a Joint Owner and there is a surviving Joint Owner, that surviving Joint Owner is the designated recipient; if no Joint Owner survives but a Contingent Owner is named in the Contract and is living, he or she is the designated recipient, otherwise the designated recipient is the Beneficiary; if no Beneficiary is living, the designated recipient is the Owner's estate.

If the Contract Owner was an Annuitant, the designated recipient is the Beneficiary; if no Beneficiary is living, the designated recipient is the Owner's estate. A sole designated recipient who is the Contract Owner's spouse may elect to become the Contract Owner (and sole Annuitant if the deceased Contract Owner had been the Annuitant) and continue the Contract until the earliest of the spouse's death, the death of the Annuitant, or the Annuity Date. A Joint or Contingent Owner who is the designated recipient but not the Contract Owner's spouse may not continue the Contract, but may purchase a new Contract.

If you are a non-individual Owner of a Contract other than a Contract issued under a Qualified Plan as defined in Section 401 or 403 of the Code, the Primary Annuitant will be treated as the Owner of the Contract for purposes of these Distribution Rules. If there is a change in the Primary Annuitant prior to the Annuity Date, such change will be treated as the death of the Owner. The amount of the death benefit in this situation will be (a) the Contract Value if the non-individual Owner elects to maintain the Contract and reinvest the Contract Value into the Contract in the same amount as immediately prior to the distribution, or (b) the Contract Value less any Annual Fee, any withdrawal and/or transaction fee, any charges for withdrawals, and/or premium taxes and/or other taxes, if the non-individual Owner elects a cash distribution. The amount of the death benefit will be determined as of the Business Day we receive, in proper form, the request to change the Primary Annuitant and instructions regarding maintaining the Contract or cash distribution.

Qualified Plan Death of Annuitant Distribution Rules

Under Internal Revenue Service regulations, if the Contract is owned under a Qualified Plan as defined in Section 401, 403, 408, 408A, or 457 of the Code and the Annuitant dies before the commencement of distributions, the payment of any death benefit must be made to the designated recipient no later than December 31 of the calendar year in which the fifth anniversary of the Annuitant's death falls. In order to satisfy this requirement, the designated recipient must receive a lump sum payment or elect to receive the Annuitant's interest in the Contract in equal or substantially equal installments over a period not exceeding the lifetime or life expectancy of the designated recipient. If the designated recipient elects the installment payment option, the Internal Revenue Service regulations provide that payments must begin no later than December 31 of the calendar year which follows the calendar year in which the Annuitant died. However, (except in the case of a Roth IRA) if the designated recipient is the spouse of the Annuitant at the time of the Annuitant's death ("surviving spouse"), then, under the regulations, payments under the installment payment option must begin no later than December 31 of the calendar year in which the Annuitant would have reached age 70 1/2.

Under our administrative procedures, payments must commence no later than the first anniversary of the death of the Annuitant; however, if the designated recipient is the surviving spouse and if the surviving spouse elects to defer the commencement of installment payments beyond the first anniversary of the Annuitant's death, the surviving spouse will be deemed to continue the contract as the sole Annuitant and will not be entitled to death benefit proceeds as a result of the death of the Annuitant; instead the Guaranteed Minimum Death Benefit Amount (defined below) and payment of any death benefit proceeds will be determined upon our receipt of proof of death and instructions regarding payment of the surviving spouse as sole Annuitant. Further, under our administrative procedures, if the installment payment (annuity) option election is not received by us in good order within 60 days of (or shorter period as we permit) our receipt of proof in proper form of the Annuitant's death or, if earlier, before the sixtieth day preceding (1) the first anniversary of the Annuitant's death or (2) the date on which the Annuitant would have attained age 70 1/2, the lump sum option will be deemed by us to have been elected, unless otherwise required by law. If the lump sum option is deemed elected, we will treat that deemed election as receipt of instructions regarding payment of death benefit proceeds.

If the Annuitant dies after the commencement of distributions but before the Annuitant's entire interest in the Contract (other than a Roth IRA) has been distributed, the remaining interest in the Contract must be distributed to the designated recipient at least as rapidly as under the distribution method in effect at the time of the Annuitant's death.

Death Benefit Amounts

The Death Benefit Amount as of any day (prior to the Annuity Date) is equal to the greater of (a) your Contract Value as of that day, or (b) your aggregate Purchase Payments, reduced by any applicable charges and/or fees and further reduced by an amount for each withdrawal that is calculated by multiplying the aggregate Purchase Payments received prior to each withdrawal by the ratio of the amount of each withdrawal, including applicable withdrawal charges, to the Contract Value immediately prior to each withdrawal.

We calculate the Death Benefit Amount as of the "Notice Date". The "Notice Date" is the day on which we receive proof (in proper form) of death and instructions regarding payment of death benefit proceeds.

The Guaranteed Minimum Death Benefit Amount is calculated only when death benefit proceeds become payable as a result of the death of the sole Annuitant prior to the Annuity Date, and is determined as follows: First, we calculate what the Death Benefit Amount would have been as of your sixth Contract Anniversary and each Subsequent Contract Anniversary that occurs while the Annuitant is living and before the Annuitant reaches his or her 76th birthday (each of these Contract Anniversaries is a "Milestone Date"). If your Contract is issued before the Annuitant's 75th birthday, we will calculate what the Death Benefit Amount would have been as of the Contract Anniversary immediately following the Annuitant's 75th birthday while the Annuitant is living (also a Milestone Date) even if such Milestone Date occurs before your sixth Contract Anniversary. This added feature will benefit Contracts where the Annuitant is from age 69 through 74 at the time the Contract is issued.

We then adjust the Death Benefit Amount for each Milestone Date by: (i) adding the aggregate amount of any Purchase Payments received by us since the Milestone Date; and (ii) subtracting an amount for each withdrawal that has occurred since that Milestone Date, which is calculated by multiplying the Death benefit Amount by the ratio of the amount of each withdrawal that has occurred since that Milestone Date, including any withdrawal charge, to the Contract Value immediately prior to the withdrawal.

The highest of these adjusted Death Benefit Amounts for each Milestone Date, as of the Notice Date, is your Guaranteed Minimum Death Benefit Amount. Calculations of any Guaranteed Minimum Death Benefit are only made once death benefit proceeds become payable under your Contract.

The Notice Date is the day on which we receive proof (in proper form) of death and instructions regarding payment of death benefit proceeds.

The Amount of the Death Benefit: Death of Annuitant

If the sole Annuitant dies prior to the Annuity Date, the death benefit will be equal to (a) the Death Benefit Amount as of the Notice Date; or if applicable (b) the "Guaranteed Minimum Death Benefit Amount" as of the Notice Date, if greater.

The following procedures apply in the event of death of an Annuitant who is not also a Contract Owner: If your Contract names Joint Annuitants and only one Joint Annuitant dies, the surviving Joint Annuitant becomes your sole Annuitant and the death benefit is not yet payable. If your sole Annuitant dies (or if no Joint Annuitant survives) and your Contract names a surviving Contingent Annuitant, he or she becomes the sole Annuitant and the death benefit is not yet payable. If there is no surviving Joint or Contingent Annuitant, the death benefit is payable to your Beneficiary, if living. To avoid the possibility of an adverse gift tax situation upon the death of a sole Annuitant with no living Beneficiary, the death benefit will be paid to the Owner or the Owner's estate.

If both the Owner and Annuitant die simultaneously, the death benefit proceeds will be paid to the Beneficiary, if living; if not, to the Owner's estate.

The Amount of the Death Benefit: Death of a Contract Owner

If a Contract Owner who is not the Annuitant dies before the Annuity Date, the amount of the death benefit will be equal to your Contract Value as of the Notice Date and will be paid in accordance with the Death Benefit Proceeds section above. The death benefit proceeds will be paid to the Joint Owner, if living; if not, to the Contingent Owner, if living; if not, to the Beneficiary, if living; if not, to the Owner's estate. See THE GENERAL ACCOUNT--Withdrawals and Transfers.

If a Contract Owner who is the Annuitant dies before the Annuity Date, the amount of the death benefit will be equal to the greater of (a) your Death Benefit Amount as of the Notice Date, or (b) the "Guaranteed Minimum Death Benefit Amount" as of the Notice Date, and will be paid in accordance with the Death Benefit Proceeds section above. The death benefit proceeds will be paid to the Beneficiary if living; if not, to the Owner's estate. Joint and/or Contingent Owners and/or Annuitants will not be considered in determining the recipient of death benefit proceeds.

If both you and the Annuitant(s) are non-individual persons, no death benefit will be payable, and any distribution will be treated as a withdrawal and subject to any applicable annual fee, withdrawal fee, withdrawal charge, charge for premium taxes and/or other taxes.

                                  WITHDRAWALS

Optional Withdrawals

You may, on or prior to your Annuity Date, withdraw all or a portion of the amount available under your Contract. You may surrender your Contract and make a full withdrawal at any time. Except as provided below, beginning 30 days after your Contract Date, you also may make partial withdrawals from your Investment Options at any time. You may request to withdraw a specific dollar amount or a specific percentage of an Account Value or your Net Contract Value. You may choose to make your withdrawal from specified Investment Options; if you do not specify Investment Options, your withdrawal will be made from all of your Investment Options proportionately. Each partial withdrawal must be for $500 or more, except pre-authorized withdrawals, which must be at least $250. If your partial withdrawal from an Investment Option would leave a remaining Account Value in that Investment Option of less than any minimum Account Value we may require in the future, we have the right, at our option, to transfer that remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. Any such DCA Plus Fixed Option balance or any amount that would otherwise be allocated to the DCA Plus Fixed Option will be allocated to the Variable Investment Options according to your most recent DCA Plus transfer instructions. If your partial withdrawal leaves you with a Net Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds described in the next section. Partial withdrawals from the Fixed Option in any Contract Year are subject to restrictions. See GENERAL ACCOUNT--Withdrawals and Transfers.

Amount Available for Withdrawal

The amount available for withdrawal is your Net Contract Value at the end of the Business Day on which your withdrawal request is effective, less any applicable Annual Fee, any withdrawal charge, any withdrawal transaction fee, and any charge for premium taxes and/or other taxes. The amount we send to you (your "withdrawal proceeds") will also reflect any required or requested federal and state income tax withholding. See FEDERAL TAX STATUS.

You assume investment risk on investments in the Subaccounts; as a result, the amount available to you for withdrawal from any Subaccount may be more or less than the total Purchase Payments you have allocated to that Subaccount.

Withdrawal Transaction Fees

There is currently no transaction fee for partial withdrawals. However, we reserve the right to impose a withdrawal transaction fee in the future of up to $15 for each partial withdrawal (including pre-authorized partial withdrawals) in excess of 15 in any Contract Year. Any such fee would be charged against your Investment Options proportionately based on your Account Value in each immediately after the withdrawal.

Pre-Authorized Withdrawals

If your Contract Value is at least $5,000, you may select the pre-authorized withdrawal option, and you may choose monthly, quarterly, semiannual or annual withdrawals. Each withdrawal must be for at least $250. Each pre-authorized withdrawal is subject to federal income tax on its taxable portion and may be subject to a 10% penalty tax if you have not reached age 59 1/2. See FEDERAL TAX STATUS. Additional information and options are set forth in the SAI and in the Pre-Authorized Withdrawal section of your application.

Special Requirements for Full Withdrawals

If you wish to withdraw the entire amount available under your Contract, you must either return your Contract to us or sign and submit to us a "lost Contract affidavit."

Special Restrictions Under Qualified Plans

Individual Qualified Plans may have additional rules regarding withdrawals from a Contract purchased under such a Plan. In general, if your Contract was issued under certain Qualified Plans, you may not withdraw amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 402(g)(3)(A) of the Code) or to transfers from a custodial account (as defined in Section 403(b)(7) of the Code) except in cases of your
(a) separation from service, (b) death, (c) disability as defined in Section 72(m)(7) of the Code, (d) reaching age 59 1/2, or (e) hardship as defined for purposes of Section 401(k) of the Code.

These limitations do not affect certain rollovers or exchanges between Qualified Plans, and do not apply to rollovers from these Qualified Plans to an individual retirement account or individual retirement annuity. In the case of tax sheltered annuities, these limitations do not apply to certain salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Hardship withdrawals under the exception provided above are restricted to amounts attributable to salary reduction contributions, and do not include investment results; this additional restriction does not apply to salary reduction contributions made, and investment results earned, prior to dates specified in the Code.

Certain distributions, including rollovers, may be subject to mandatory withholding of 20% for federal income tax and to a penalty tax of 10% or more if the distribution is not transferred directly to the trustee of another Qualified Plan, or to the custodian of an individual retirement account or issuer of an individual retirement annuity. See FEDERAL TAX STATUS. Distributions may also trigger withholding for state income taxes. The tax and ERISA rules relating to Contract withdrawals are complex. We are not the administrator of any Qualified Plan. You should consult your tax adviser and/or your plan administrator before you withdraw any portion of your Contract Value.

Effective Date of Withdrawal Requests

Withdrawal requests are normally effective on the Business Day we receive them in proper form. If you make Purchase Payments by check and submit a withdrawal request immediately afterwards, payment of your withdrawal proceeds may be delayed until your check clears.

TAX CONSEQUENCES OF WITHDRAWALS

Withdrawals, including pre-authorized withdrawals, will generally have federal income tax consequences, which could include tax penalties. YOU SHOULD CONSULT WITH A TAX ADVISER BEFORE MAKING ANY WITHDRAWAL OR SELECTING THE PRE-AUTHORIZED WITHDRAWAL OPTION. See FEDERAL TAX STATUS.

SHORT-TERM CANCELLATION RIGHT ("FREE LOOK")

You may return your Contract for cancellation and a full refund during your "free look period." Your free look period is usually the 10-day period beginning on the day you receive your Contract. If you return your Contract, it will be canceled and treated as void from your Contract Date. You will then receive a refund of your Contract Value as of the end of the Business Day on which we receive your Contract for cancellation, plus a refund of any amounts that may have been deducted as Contract fees and charges. Thus, an Owner who returns a Contract within the Free-Look Period bears only the investment risk (i.e., the Owner's Accumulated Value allocated to the Variable Accounts may increase or decrease based on investment performance), but the Owner will not be subject to any Contract charges and fees which would otherwise be deducted from Accumulated Values. Any amounts credited to your Variable Account as a result of any variation of charges, as described in WAIVERS AND REDUCED CHARGES, and any earnings on such amounts, will not be included in the amount refunded to you.

If your Contract is issued in exchange for another annuity contract or a life insurance policy, our administrative procedures may vary.

                       PM GROUP AND THE SEPARATE ACCOUNT

PM Group Life Insurance Company [Pacific Life & Annuity Company]

[Pacific Life & Annuity Company, formerly] PM Group Life Insurance Company ("PM Group" ["PLA"]) is a stock life insurance company with total admitted assets of $338.2 million at December 31, 1997. PM Group was incorporated in 1982 under the name Pacific Financial Life Insurance Company. It merged with Pacific Financial Life Insurance Company of Arizona and assumed its current name [the PM Group name] in effecting a transfer of domicile from California
to Arizona which was completed in 1990. [On           , PM Group changed its
name to its current name, PLA.] PM Group is a direct, wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"), formerly Pacific Mutual Life Insurance Company ("Pacific Mutual"). Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual implemented a plan of conversion to form a mutual holding company structure (the "Conversion"). The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life. Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life.

PM Group's operations include both life insurance and annuity products as well as group life and health insurance programs and various investment products and services. PM Group is authorized to conduct life insurance [and annuity] business in the District of Columbia and all states except [Maine], New Hampshire [New York] and Vermont. PM Group's principal offices are located at 700 Newport Center Drive, Newport Beach, California 92660.

Pacific Life administers the policies sold under this Prospectus. Pacific Life's operations include both life insurance and annuity products as well as financial and retirement services. As of the end of 1997, Pacific Life had $80.0 billion of individual life insurance in force and total admitted assets of approximately $31.8 billion. Pacific Life has been ranked according to admitted assets as the 20th largest life insurance carrier in the nation for 1997. The Pacific Life family of companies has total assets and funds under management of over $236 billion. Pacific Life is authorized to conduct life insurance and annuity business in the District of Columbia and all states except New York. Pacific Life's principal offices are located at 700 Newport Center Drive, Newport Beach, California 92660.

The principal underwriter for the Policies is Pacific Mutual Distributors, Inc. ("PMD"), one of Pacific Life's wholly-owned subsidiaries. PMD is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Separate Account A

Separate Account A was established on September 24, 1998 as a separate account of ours, and is registered with the SEC under the Investment Company Act of 1940 (the "1940 Act"), as a type of investment company called a "unit investment trust."

Obligations arising under your Contract are our general corporate obligations. We are also the legal owner of the assets in the Separate Account. Assets of the Separate Account attributed to the reserves and other liabilities under the Contract and other contracts issued by us that are supported by the Separate Account may not be charged with liabilities arising from any of our other business; any income, gain or loss (whether or not realized) from the assets of the Separate Account are credited to or charged against the Separate Account without regard to our other income, gain or loss.

We may invest money in the Separate Account in order to commence its operations and for other purposes, but not to support contracts other than variable annuity contracts. A portion of the Separate Account's assets may include accumulations of charges we make against the Separate Account and investment results of assets so accumulated. These additional assets are ours and we may transfer them to our General Account at any time;

however, before making any such transfer, we will consider any possible adverse impact the transfer might have on the Separate Account. Subject to applicable law, we reserve the right to transfer our assets in the Separate Account to our General Account.

The Separate Account is not the sole investor in the Fund. Investment in the Fund by other separate accounts in connection with variable annuity and variable life insurance contracts may create conflicts. See MORE ON THE FUND'S SHARES in the accompanying Prospectus for the Fund.

                              FEDERAL TAX STATUS

The following summary of federal income tax consequences is based on current tax laws and regulations, which may be changed by legislative, judicial or administrative action. The summary is general in nature, and does not consider any applicable state or local tax laws. We do not make any guarantee regarding the tax status, federal, state or local, of any Contract or any transaction involving the Contracts. Accordingly, you should consult a qualified tax adviser for complete information and advice before purchasing a Contract.

The following rules generally do not apply to variable annuity contracts held by or for non-natural persons (e.g., corporations) unless such an entity holds the contract as nominee for a natural person. If a contract is not owned or held by a natural person or a nominee for a natural person, the contract generally will not be treated as an "annuity" for tax purposes, meaning that the contract owner will be taxed currently on annual increases in Contract Value at ordinary income rates unless some other exception applies.

Section 72 of the Code governs the taxation of annuities in general, and we designed the Contracts to meet the requirements of Section 72 of the Code. We believe that, under current law, the Contract will be treated as an annuity for federal income tax purposes if the Contract Owner is a natural person or a nominee for a natural person, and that we (as the issuing insurance company), and not the Contract Owner(s), will be treated as the owner of the investments underlying the Contract. Accordingly, no tax should be payable by you as a Contract Owner as a result of any increase in Contract Value until you receive money under your Contract. You should, however, consider how amounts will be taxed when you do receive them. The following discussion assumes that your Contract will be treated as an annuity for federal income tax purposes.

Section 817(h) of the Code provides that the investments underlying a variable annuity must satisfy certain diversification requirements. Details on these diversification requirements appear under OTHER INFORMATION ABOUT THE FUND in the Fund's Prospectus. We believe the underlying Variable Investment Options for the Contract meet these requirements. In connection with the issuance of temporary regulations relating to diversification requirements under Section 817(h), the Treasury Department announced that such regulations do not provide guidance concerning the extent to which you may direct your investments to particular divisions of a separate account. Such guidance may be included in regulations or revenue rulings under Section 817(d) relating to the definition of a variable contract. Because of this uncertainty, we reserve the right to make such changes as we deem necessary or appropriate to ensure that your Contract continues to qualify as an annuity for tax purposes. Any such changes will apply uniformly to affected Contract Owners and will be made with such notice to affected Contract Owners as is feasible under the circumstances.

Taxes Payable by Contract Owners: General Rules

These general rules apply to Non-Qualified Contracts. As discussed below, however, tax rules may differ for Qualified Contracts and you should consult a qualified tax adviser if you are purchasing a Qualified Contract.

Distributions of net investment income or capital gains that each Subaccount receives from its corresponding Portfolio are automatically reinvested in such Portfolio unless we, on behalf of the Separate Account, elect otherwise. As noted above, you will be subject to federal income taxes on the investment income from your Contract only when it is distributed to you.

Multiple Contracts

All Non-Qualified contracts that are issued by us, or our affiliates, to the same Owner during any calendar year are treated as one contract for purposes of determining the amount includible in gross income under Code Section 72(e). Further, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Section 72(e) through the serial purchase of contracts or otherwise.

Taxes Payable on Withdrawals

Amounts you withdraw before annuitization, including amounts withdrawn from your Contract Value in connection with partial withdrawals for payment of any charges and fees, will be treated first as taxable income to the extent that your Contract Value exceeds the aggregate of your Purchase Payments (reduced by non-taxable amounts previously received), and then as non-taxable recovery of your Purchase Payments.

The assignment or pledge of (or agreement to assign or pledge) the value of the Contract for a loan will be treated as a withdrawal subject to these rules. Moreover, all annuity contracts issued to you in any given calendar year by us and any of our affiliates are treated as a single annuity contract for purposes of determining whether an amount is subject to tax under these rules. The Code further provides that the taxable portion of a withdrawal may be subject to a penalty tax equal to 10% of that taxable portion unless the withdrawal is: (1) made on or after the date you reach age 59 1/2, (2) made by a Beneficiary after your death, (3) attributable to your becoming disabled, or
(4) in the form of level annuity payments under a lifetime annuity.

Taxes Payable on Annuity Payments

A portion of each annuity payment you receive under a Contract generally will be treated as a partial recovery of Purchase Payments (as used here, "Purchase Payments" means the aggregate Purchase Payments less any amounts that were previously received under the Contract but not included in income) and will not be taxable. (In certain circumstances, subsequent modifications to an initially-established payment pattern may result in the imposition of a penalty tax.) The remainder of each annuity payment will be taxed as ordinary income. However, after the full amount of aggregate Purchase Payments has been recovered, the full amount of each annuity payment will be taxed as ordinary income. Exactly how an annuity payment is divided into taxable and non-taxable portions depends on the period over which annuity payments are expected to be received, which in turn is governed by the form of annuity selected and, where a lifetime annuity is chosen, by the life expectancy of the Annuitant(s) or payee(s).

Should the death of a Contract Owner cause annuity payments to cease before Purchase Payments have been fully recovered, an Annuitant (or in certain cases the Beneficiary) is allowed a deduction on the final tax return for the unrecovered Purchase Payments; however, if any remaining annuity payments are made to a Beneficiary, the Beneficiary will recover the balance of the Purchase Payments as payments are made. A lump sum payment taken in lieu of remaining monthly annuity payments is not considered an annuity payment for tax purposes. The portion of any lump sum payment to a Beneficiary in excess of aggregate unrecovered Purchase Payments would be subject to income tax. Such a lump sum payment may also be subject to a penalty tax.

If a Contract Owner dies before annuity payments begin, certain minimum distribution requirements apply. If a Contract Owner dies after the Annuity Date, the remaining interest in the Contract must be distributed at least as rapidly as under the method of distribution in effect on the date of death.

Generally, the same tax rules apply to amounts received by the Beneficiary as those set forth above, except that the early withdrawal penalty tax does not apply. Thus, any annuity payments or lump sum withdrawal will be divided into taxable and non-taxable portions. If the Contract Owner or Annuitant dies and within sixty days after the date on which a lump sum death benefit first becomes payable the designated recipient elects to receive annuity payments in lieu of the lump sum death benefit, then the designated recipient will not be treated for tax purposes as having received the lump sum death benefit in the tax year it first becomes payable. Rather, in that case, the designated recipient will be taxed on the annuity payments as they are received.

In addition, designation of a Beneficiary who either is 37 1/2 or more years younger than a Contract Owner or is a grandchild of a Contract Owner may have Generation Skipping Transfer Tax consequences under section 2601 of the Code.

Generally, gifts of non-tax qualified contracts prior to the annuity start date will trigger tax on the gain on the contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10% penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

Qualified Contracts

The Contracts are available to a variety of Qualified Plans. Tax restrictions and consequences for Contracts under each type of Qualified Plan differ from each other and from those for Non-Qualified Contracts. In addition, individual Qualified Plans may have terms and conditions that impose additional rules. Therefore, no attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. Participants under such Qualified Plans, as well as Contract Owners, Annuitants and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the Plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith.

The following is only a general discussion about types of Qualified Plans for which the Contracts are available. We are not the administrator of any Qualified Plan. The plan administrator and/or custodian, whichever is applicable, (but not us) is responsible for all Plan administrative duties including, but not limited to, notification of distribution options, disbursement of Plan benefits, compliance regulatory requirements and federal and state tax reporting of income/distributions from the Plan to Plan participants and, if applicable, Beneficiaries of Plan participants and IRA contributions from Plan participants. Our administrative duties are limited to administration of the Contract and any disbursements of any Contract benefits to the Owner, Annuitant, or Beneficiary of the Contract, as applicable. Our tax reporting responsibility is limited to federal and state tax reporting of income/distributions to the applicable payee and IRA contributions from the Owner of a Contract, as recorded on our books and records. The Qualified Plan (the plan administrator or the custodian) is required to provide us with information regarding individuals with signatory authority on the Contract(s) owned. If you are purchasing a Qualified Contract, you should consult with your plan administrator and/or a qualified tax adviser. You should also consult with your tax adviser and/or plan administrator before you withdraw any portion of your contract value.

Individual Retirement Annuities ("IRAs")

Recent federal tax legislation has expanded the type of IRAs available to individuals for tax deferred retirement savings: In addition to "traditional" IRAs established under Code Section 408, there are Roth IRAs governed by Code
Section 408A and SIMPLE IRAs established under Code Section 408(p). Contributions to each of these types of IRAs are subject to differing limitations. In addition, distributions from each type of IRA are subject to differing restrictions. The following is a very general description of each type of IRA:

Traditional IRAs
----------------

Traditional IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible, and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. Failure to make mandatory distributions may result in imposition of a 50% penalty tax on any difference between the required distribution amount and the amount actually distributed. A 10% penalty tax is imposed on the amount includable in gross income from distributions that occur before you attain age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are part of a series of substantially equal periodic payments made over your life (or life expectancy) or the joint lives (or joint life expectancies) of you and your Joint Annuitant. Distributions of minimum amounts specified by the Code must commence by April 1 of the calendar year following the calendar year in which you attain age 70 1/2. Additional distribution rules apply after your death.

You may rollover funds from certain existing Qualified Plans (such as proceeds from existing insurance policies, annuity contracts or securities) into your Traditional IRA if those funds are in cash; this will require you to liquidate any value accumulated under the existing Qualified Plan. Mandatory withholding of 20% may apply to any rollover distribution from your existing Qualified Plan if the distribution is not transferred directly to your Traditional IRA; to avoid this withholding you should have cash transferred directly from the insurance company or plan trustee to us. Similar limitations and tax penalties apply to tax sheltered annuities, government plans, 401(k) plans, and pension and profit-sharing plans.

SIMPLE Individual Retirement Annuities
--------------------------------------

The Small Business Job Protection Act of 1996 created a new retirement plan, the Savings Incentive Match Plan for Employees of Small Employers ("SIMPLE Plans"). Depending upon the type of SIMPLE Plan, employers may deposit the plan contributions into a single trust or into SIMPLE individual retirement annuities ("SIMPLE IRAs") established by each participant. Contributions to a SIMPLE IRA may be either salary deferral contributions or employer contributions. Distributions from a SIMPLE IRA may be rolled over to another SIMPLE IRA tax free or may be eligible for tax free rollover to a traditional IRA after a required two year period. A distribution from a SIMPLE IRA, however, is never eligible to be rolled over to a retirement plan qualified under Code Section 401 or a Section 403(b) annuity contract.

Roth IRAs
---------

Section 408A of the Code permits eligible individuals to establish a Roth IRA, a new type of IRA which becomes available in 1998. Contributions to a Roth IRA are not deductible, but withdrawals that meet certain requirements are not subject to federal income tax. In general, Roth IRAs are subject to limitations on the amount that may be contributed and the persons who may be eligible to contribute and are subject to certain required distribution rules on the death of the Contract Owner. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contract Owner's lifetime. Generally, however, the amount remaining in a Roth IRA must be distributed by the end of the fifth year after the death of the Contract Owner. Beginning in 1998, the owner of a traditional IRA may convert a traditional IRA into a Roth IRA under certain circumstances. The conversion of a traditional IRA to a Roth IRA will subject the amount of the converted traditional IRA to federal income tax. Anyone considering the purchase of a Qualified Contract as a "conversion" Roth IRA should consult with a qualified tax adviser.

Tax Sheltered Annuities ("TSAs")

Section 403(b) of the Code permits public school systems and certain tax-exempt organizations to adopt annuity plans for their employees; Purchase Payments made on Contracts purchased for these employees are excludable from the employees' gross income (subject to maximum contribution limits). Distributions under these Contracts must comply with certain limitations as to timing, or result in tax penalties.

Government Plans

Section 457 of the Code permits employees of a state or local government (or of certain other tax-exempt entities) to defer compensation through an eligible government plan. Contributions to a Contract in connection with an eligible government plan are subject to limitations.

401(k) Plans; Pension and Profit-Sharing Plans

Deferred compensation plans may be established by an employer for certain eligible employees under Sections 401(a) and 401(k) of the Code. Contributions to these plans are subject to limitations.

LOANS

Certain Qualified Contract Owners may borrow against their Contracts; otherwise loans from us are not permitted. If yours is a Qualified Contract issued under
Section 401 or 403 of the Code and the terms of your Qualified Plan permit, you may request a loan from us, using your Contract Value as your only security.

Tax and Legal Matters

The tax and ERISA rules relating to Contract loans are complex and in many cases unclear. For these reasons, and because the rules vary depending on the individual circumstances of each Contract, WE URGE YOU TO CONSULT WITH A QUALIFIED TAX ADVISER PRIOR TO EFFECTING ANY LOAN TRANSACTION UNDER YOUR CONTRACT.

Interest paid on your loan under a 401 plan or 403(b) tax-sheltered annuity will be considered "personal interest" under Section 163(h) of the Code, to the extent the loan comes from your pre-tax contributions, even if the proceeds of your loan are used to acquire your principal residence.

We may change these loan provisions to reflect changes in the Code or interpretations thereof.

Loan Procedures

Your loan request must be submitted on our Loan Agreement Form. You may submit a loan request at any time after your first Contract Anniversary and before your Annuity Date; however, before requesting a new loan, you must wait thirty days after the last payment of a previous loan. If approved, your loan will usually be effective as of the end of the Business Day on which we receive all necessary documentation in proper form. We will normally forward proceeds of your loan to you within seven calendar days after the effective date of your loan. A loan administration fee of $500 will be deducted from your loan proceeds, although we reserve the right to waive this fee.

In order to secure your loan, on the effective date of your loan, we will transfer an amount equal to the principal amount of your loan into an account called the "Loan Account." To make this transfer, we will transfer amounts proportionately from your Investment Options, in accordance with the Loan Agreement.

As your loan is repaid, a portion, corresponding to the amount of the repayment of any amount then held as security for your loan, will be transferred from the Loan Account back into your Investment Options relative to your current allocation instructions.

Loan Terms

You may have only one loan outstanding at any time. The minimum loan amount is $1,000, subject to certain state limitations. Your Contract Debt at the effective date of your loan may not exceed the lesser of:

  .  50% of your Contract Value; or

  . $50,000 less your highest outstanding Contract Debt during the 12-month period immediately preceding the effective date of your loan.

You should refer to the terms of your particular Qualified Plan for any additional loan restrictions. If you have other loans outstanding pursuant to other Qualified Plans, the amount you may borrow may be further restricted. We are not responsible for making any determinations (including loan amounts permitted) or any interpretations with respect to your Qualified Plan.

You will be charged interest on your Contract Debt at an annual rate, set at the time of the loan withdrawal, equal to the higher of (a) Moody's Corporate Bond Yield Average-Monthly Average Corporates (the "Moody's Rate"), as published by Moody's Investors Service, Inc., or its successor, for the most recently available calendar month, or (b) 5%. In the event that the Moody's Rate is no longer available, we may substitute a substantially similar average rate, subject to compliance with applicable state regulations. The amount held in the Loan Account to secure your loan will earn a return equal to an annual rate that is two percentage points lower than the annual rate of interest charged on your Contract Debt. Interest charges accrue on your Contract Debt daily, beginning on the effective date of your loan. Interest earned on the Loan Account Value accrue daily beginning on the day following the effective date of the loan, and those earnings will be transferred once a year to your Investment Options in accordance with your current allocation instructions. Any amounts that would otherwise be transferred to the DCA Plus Fixed Option will be transferred to the Variable Investment Options according to your most recent DCA Plus transfer instructions.

Repayment Terms

Your loan, including principal and accrued interest, generally must be repaid in quarterly installments. An installment will be due in each quarter on the date corresponding to the effective date of your loan, beginning with the first such date following the effective date of your loan.

  Example: On May 1, we receive your loan request, and your loan is effective. Your first quarterly payment will be due on August 1.

Adverse tax consequences may result if you fail to meet the repayment requirements for your loan. You must repay principal and interest of any loan in substantially equal payments over the term of the loan. Normally, the term of the loan will be five years from the effective date of the loan; however, if you have certified to us that your loan proceeds are to be used to acquire a principal residence for yourself, you may request a loan term of 30 years. In either case, however, you must repay your loan prior to your Annuity Date. If you elect to annuitize (or withdraw) your Net Contract Value while you have an outstanding loan, we will deduct any Contract Debt from your Contract Value at the time of the annuitization (or withdrawal) to repay the Contract Debt.

You may prepay your entire loan at any time; if you do so, we will bill you for any unpaid interest that has accrued through the date of payoff. Your loan will be considered repaid only when the interest due has been paid. Subject to any necessary approval of state insurance authorities, while you have Contract Debt outstanding, we will treat all payments you send us as Purchase Payments unless you specifically indicate that your payment is a loan repayment or include your loan stub with your payment. To the extent allowed by law, any loan repayments in excess of the amount then due will be refunded to you, unless such amount is sufficient to pay the balance of your loan.

If we have not received your full payment by its due date, we will declare the entire remaining loan balance in default. At that time, we will send written notification of the amount needed to bring the loan back to a current status. You will have sixty (60) days from the date on which the loan was declared in default (the "grace period") to make the required payment.

If the required payment is not received by the end of the grace period, the defaulted loan balance plus accrued interest and any withdrawal charge will be withdrawn from your Contract Value, if amounts under your Contract are eligible for distribution. In order for an amount to be eligible for distribution from a Qualified Plan you must meet one of six triggering events. They are: attainment of age 59 1/2; separation from service; death; disability; plan termination; and financial hardship. If those amounts are not eligible for distribution, the defaulted loan balance plus accrued interest and any withdrawal charge will be considered a Deemed Distribution and will be withdrawn when such Contract Values become eligible. In either case, the Distribution or the Deemed Distribution will be considered a currently taxable event, and may be subject to federal tax withholding, the withdrawal charge and the federal early withdrawal penalty tax.

If there is a Deemed Distribution under your Contract and to the extent allowed by law, any future withdrawals will first be applied as repayment of the defaulted Contract Debt, including accrued interest and charges for applicable taxes. Any amounts withdrawn and applied as repayment of Contract Debt will first be withdrawn from your Loan Account, and then from your Investment Options on a proportionate basis relative to the Account

Value in each Investment Option. If you have an outstanding loan that is in default, the defaulted Contract Debt will be considered a withdrawal for the purpose of calculating any Death Benefit Amount and/or Guaranteed Minimum Death Benefit.

The terms of any such loan are intended to qualify for the exception in Code
Section 72(p)(2) so that the distribution of the loan proceeds will not constitute a distribution that is taxable to you. To that end, these loan provisions will be interpreted to ensure and maintain such tax qualification, despite any other provisions to the contrary. We reserve the right to amend your Contract to reflect any clarifications that may be needed or are appropriate to maintain such tax qualification or to conform any terms of our loan arrangement with you to any applicable changes in the tax qualification requirements. We will send you a copy of any such amendment. If you refuse such an amendment, it may result in adverse tax consequences to you.

Withholding

Unless you elect to the contrary, any amounts you receive under your Contract that are attributable to investment income will be subject to withholding to meet federal and state income tax obligations. The rate of withholding on annuity payments made to you will be determined on the basis of the withholding information you provide to us with your application. If you do not provide us with required withholding information, we will withhold, from every withdrawal from your Contract and from every annuity payment to you, the appropriate percentage of the taxable amount of the payment. Please call us at 1-800-XXX-XXXX with any questions about the required withholding information. For purposes of determining your withholding rate on annuity payments, you will be treated as a married person with three exemptions. The rate of withholding on all other payments made to you under your Contract, such as amounts you receive upon withdrawals, will be 10%, unless otherwise specified by the Code. Generally, there will be no withholding for taxes until you actually receive payments under your Contract.

Distributions from a Contract under a Qualified Plan (not including an individual retirement annuity subject to Code Section 408 or Code Section
408A) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order, in the form of a lump sum settlement or periodic annuity payments for a fixed period of fewer than 10 years are subject to mandatory income tax withholding of 20% of the taxable amount of the distribution, unless (1) the distributee directs the transfer of such amounts in cash to another Qualified Plan or a Traditional IRA; or (2) the payment is a minimum distribution required under the Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions. All other types of taxable distributions are subject to withholding unless the distributee elects not to have withholding apply.

Certain states have indicated that pension and annuity withholding will apply to payments made to residents. Generally, an election out of federal withholding will also be considered an election out of state withholding.

Impact of Federal Income Taxes

In general, if you expect to accumulate your Contract Value over a relatively long period of time without making significant withdrawals, there should be tax advantages, regardless of your tax bracket, in purchasing a Contract rather than, for example, a mutual fund with a similar investment policy and approximately the same level of expected investment results. This is because little or no income taxes are incurred by you or by us while you are participating in the Subaccounts, and it is generally advantageous to defer the payment of income taxes, so that the investment return is compounded without any deduction for income taxes. The advantage will be greater if you decide to liquidate your Contract Value in the form of monthly annuity payments after your retirement, or if your tax rate is lower at that time than during the period that you held the Contract, or both.

Taxes on PM Group [PLA]

Although the Separate Account is registered as an investment company, it is not a separate taxpayer for purposes of the Code. The earnings of the Separate Account are taxed as part of our operations. No charge is made against the Separate Account for our federal income taxes (excluding the charge for premium taxes), but we will review, periodically, the question of charges to the Separate Account or your Contract for such taxes. Such a charge may be made in future years for any federal income taxes that would be attributable to the Separate Account or to our operations with respect to your Contract, or attributable, directly or indirectly, to Purchase Payments on your Contract.

Under current law, we may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant and they are not charged against the Contract or the Separate Account. If there is a material change in applicable state or local tax laws, the imposition of any such taxes upon us that are attributable to the Separate Account or to our operations with respect to your Contract may result in a corresponding charge against the Separate Account or your Contract.

                             ADDITIONAL INFORMATION

VOTING RIGHTS

We are the legal owner of the shares of the Portfolios held by the Subaccounts, and consequently have the right to vote on any matter voted on at Fund shareholders' meetings. However, our current interpretation of applicable law requires us to vote the shares attributable to your Variable Account Value (your "voting interest") in accordance with your directions.

We will pass shareholder proxy materials on to you so that you have an opportunity to give us voting instructions for your voting interest. You may provide your instructions by proxy or in person at the shareholders' meeting. If there are shares of a Portfolio held by a Subaccount for which we do not receive timely voting instructions, we will vote those shares in the same proportion as all other shares of that Portfolio held by that Subaccount for which we have received timely voting instructions. If we hold shares of a Portfolio in our General Account, or hold unvoted shares in the Separate Account, and/or if any of our non-insurance subsidiaries hold shares of a Portfolio, such shares will be voted in the same proportion as other votes cast by all of our separate accounts in the aggregate, including Separate Account A.

We may elect, in the future, to vote shares of the Portfolios held in Separate Account A in our own right if we are permitted to do so through a change in applicable federal securities laws or regulations, or in their interpretation.

The number of Portfolio shares that form the basis for your voting interest is determined as of the record date set by the Board of Trustees of the Fund. It is equal to (a) your Contract Value allocated to the Subaccount corresponding to that Portfolio, divided by (b) the net asset value per share of that Portfolio. Fractional votes will be counted. We reserve the right, if required or permitted by a change in federal regulations or their interpretation, to amend how we calculate your voting interest.

After your Annuity Date, if you have selected a variable annuity, the voting rights under your Contract will continue during the payout period of your annuity, but the number of shares that form the basis for your voting interest, as described above, will decrease throughout the payout period.

CHANGES TO YOUR CONTRACT

Contract Owner(s) and Contingent Owner

You may change your Non-Qualified Contract at any time prior to your Annuity Date to name a different Contract Owner or to add a Joint Owner, or to add or change a Contingent Owner; if yours is a Qualified Contract, you must be the only Contract Owner, but you may still add or change a Contingent Owner. Your Contract cannot name more than two Contract Owners (Joint Owners) and one Contingent Owner at any time. Any newly-named Contract Owners, including Joint and/or Contingent Owners, must be under the age of 86 at the time of change or addition. Joint ownership is in the form of a joint tenancy. The Contract Owner(s) may make all decisions regarding the Contract, including making allocation decisions and exercising voting rights. Transactions under jointly owned Contracts require authorization from both Contract Owners. Transfer of Contract ownership may involve federal income tax consequences; you should consult a qualified tax adviser before effecting such a transfer. A change to joint Contract ownership is considered a transfer of ownership.

Annuitant and Contingent or Joint Annuitant

Your sole Annuitant cannot be changed, and Joint Annuitants cannot be added or changed, once your Contract is issued. Certain changes may be permitted in connection with Contingent Annuitants. See RETIREMENT BENEFITS AND OTHER PAYOUTS--Selecting Your Annuitant. There may be limited exceptions for certain Qualified Contracts.

Beneficiaries

Your Beneficiary is a person(s) who may receive death benefits under your Contract. You may change or remove your Beneficiary or add Beneficiaries at any time prior to the death of the Annuitant or Owner, as applicable. If you have named your Beneficiary irrevocably, you will need to obtain that Beneficiary's consent before making any changes. Qualified Contracts may have additional restrictions on naming and changing Beneficiaries; for example, if your Contract was issued in connection with a Qualified Plan subject to Title I of ERISA, your spouse must either be your Beneficiary or consent to your naming of a different Beneficiary. If you leave no surviving Beneficiary, your estate will receive any death benefit proceeds under your Contract.

Changes to ALL Contracts

If, in the judgment of our management, continued investment by Separate Account A in one or more of the Portfolios becomes unsuitable or unavailable, we may seek to alter the Variable Investment Options available under the Contracts. We do not expect that a Portfolio will become unsuitable, but unsuitability issues could arise due to changes in investment policies, market conditions, or tax laws, or due to marketing or other reasons.

Alterations of Variable Investment Options may take differing forms. We reserve the right to replace shares of any Portfolio that were already purchased under any Contract (or shares that were to be purchased in the future under a Contract) with shares of another Portfolio, shares of another investment company or series of an investment company, or another investment vehicle. We may also purchase, through a Subaccount, other securities for other series or other classes of contracts, and may permit conversions or exchanges between series or classes of contracts on the basis of Contract Owner requests. Required approvals of the SEC and state insurance regulators will be obtained before any such substitutions are effected, and you will be notified of any planned substitution.

We may add new Subaccounts to Separate Account A, and any new Subaccounts may invest in Portfolios or in other investment vehicles; availability of any new Subaccounts to existing Contract Owners will be determined at our discretion. We will notify you, and will comply with the filing or other procedures established by applicable state insurance regulators, to the extent required by applicable law. We also reserve the right, after receiving any required regulatory approvals, to do any of the following:

  .  cease offering any subaccount

  . add or change designated investment companies or their portfolios, or other investment vehicles;

  . add, delete or make substitutions for the securities and other assets that are held or purchased by the Separate Account or any Variable Account;

  . permit conversion or exchanges between portfolios and/or classes of contracts on the basis of Owners' requests;

  .  add, remove or combine Variable Accounts;

  . combine the assets of any Variable Account with any other of our separate accounts or of any of our affiliates;

  . register or deregister Separate Account A or any Variable Account under the 1940 Act;

  . operate any Variable Account as a managed investment company under the 1940 Act; or any other form permitted by law;

  . run any Variable Account under the direction of a committee, board, or other group;

  . restrict or eliminate any voting rights of Owners with respect to any Variable Account or other persons who have voting rights as to any Variable Account;

  . make any changes required by the 1940 Act or other federal securities laws;

  . make any changes necessary to maintain the status of the Contracts as annuities under the Code;

  . make other changes required under federal or state law relating to annuities;

  .  suspend or discontinue sale of the Contracts; and

  .  comply with applicable law.

Inquiries and Submitting Forms and Requests

You may reach our service representatives at 1-800-XXX-XXXX between the hours of 6:00 a.m. and 5:00 p.m., Pacific time.

Please send your forms and written requests or questions to:

  PM Group Life Insurance Company [Pacific Life & Annuity Company] 700 Newport Center Drive
  Newport Beach, California 92660

If you are submitting a purchase or other payment by mail, please send it, along with your application if you are submitting one, to:

  PM Group Life Insurance Company [Pacific Life & Annuity Company] 700 Newport Center Drive
  Newport Beach, California 92660

If you are using an overnight delivery service to send payments, please send them to:

  PM Group Life Insurance Company [Pacific Life & Annuity Company] 700 Newport Center Drive
  Newport Beach, California 92660

The effective date of certain notices or of instructions is determined by the date and time on which we "receive" the notice or instructions. We "receive" this information only when it arrives, in proper form, at the correct mailing address set out above. Please call us at 1-800-XXX-XXXX if you have any questions regarding which address you should use.

Purchase Payments after your initial Purchase Payment, loan requests, transfer requests, loan repayments and withdrawal requests we receive before 4:00 p.m. Eastern time will normally be effective on the same Business Day that we receive them in "proper form," unless the transaction or event is scheduled to occur on another day. Generally, whenever you submit any other form, notice or request, your instructions will be effective on the next Business Day after we receive them in "proper form" unless the transaction or event is scheduled to occur on another day. "Proper form" means in a form satisfactory to us and may require, among other things, a signature guarantee or other verification of authenticity. We do not generally require a signature guarantee unless it appears that the Owner's signature may have changed over time; an executed application or confirmation of application, as applicable, in proper form is not received by us; or, due to other circumstances. Requests regarding death benefits must be accompanied by both proof of death and instructions regarding payment satisfactory to us. You should call your registered representative or us if you have questions regarding the required form of a request.

Telephone Transactions

After your "free look" period, you may make transfer requests by telephone if you have authorized telephone requests (a "telephone authorization"). We cannot guarantee that you will always be able to reach us to complete a telephone transaction; for example, all telephone lines may be busy during certain periods, such as periods of substantial market fluctuations or other drastic economic or market change, or telephones may be out of service during severe weather conditions or other emergencies. Under these circumstances, you should submit your request in writing (or other form acceptable to us). Transaction instructions we receive by telephone before 4:00 p.m. Eastern time on any Business Day will normally be effective on that day, and we will send you written confirmation of each telephone transfer.

We have established procedures reasonably designed to confirm that instructions communicated by telephone are genuine. These procedures may require any person requesting a telephone transaction to provide certain personal identification upon our request. We may also record all or part of any telephone conversation with respect to transaction instructions. We reserve the right to deny any transaction request made by telephone. When you make a proper request for a telephone authorization, you authorize us to accept and to act upon instructions received by telephone with respect to your Contract, and you agree that, as long as we comply with our procedures, neither we, any of our affiliates, nor the Fund, or any of their directors, trustees, officers, employees or agents will be liable for any loss, liability, cost or expense (including attorneys' fees) in connection with requests that are effected in accordance with your telephone authorization and that we believe to be genuine. This policy means that you will bear the risk of loss arising out of your telephone transaction privileges. If a Contract has Joint Owners, both Owners must sign the written request for a telephone authorization, but each Owner individually may make transfer requests by telephone.

Timing of Payments and Transactions

For withdrawals from the Variable Investment Options or for death benefit payments attributable to your Variable Account Value, we will normally send the proceeds within seven calendar days after your withdrawal request is effective or after the Notice Date, as the case may be. Similarly, for transfers from the Variable Investment Options, we will normally send the proceeds within seven calendar days after your transfer (or exchange) request is effective. We will normally effect periodic annuity payments on the day that corresponds to the Annuity Date and will make payment on the following day. Payments or transfers may be suspended for a longer period under certain abnormal circumstances. These include a closing of the New York Stock Exchange other than on a regular holiday or weekend, a trading restriction imposed by the SEC, or an emergency declared by the SEC. For (i) withdrawals from the Fixed Option or DCA Plus Fixed Option, (ii) death benefit payments attributable to Fixed Option Value or DCA Plus Fixed Option Value, or (iii) fixed periodic annuity payments, payment of proceeds may be delayed for up to six months after the request is effective. Similar delays may apply to loans and transfers from the Fixed Option and the DCA Plus Fixed Option. See THE GENERAL ACCOUNT for more details.

Confirmations, Statements and Other Reports to Contract Owners

Confirmations will be sent out for unscheduled Purchase Payments and transfers, loans, loan repayments, unscheduled partial withdrawals, a full withdrawal, and on payment of any death benefit proceeds. Each quarter prior to your Annuity Date, we will send you a statement that provides certain information pertinent to your Contract. These statements disclose Contract Value, Subaccount values, values under the Fixed Option and DCA Plus Fixed Option, fees and charges applied to your Contract Value, transactions made and specific Contract data that apply to your Contract. Confirmations of your transactions under the pre-authorized checking plan, dollar cost averaging, earnings sweep, portfolio rebalancing, and pre-authorized withdrawal options will appear on your quarterly account statements. Your fourth-quarter statement will contain annual information about your Contract Value and transactions. If you suspect an error on a confirmation or quarterly statement, you must notify us in writing within 30 days from the date of the first confirmation or statement on which the transaction you believe to be erroneous appeared. When you write, tell us your name, contract number and a description of the suspected error. You will also be sent an annual report for the Separate Account and the Fund and a list of the securities held in each Portfolio of the Fund, as required by the 1940 Act; or more frequently if required by law.

Replacement of Life Insurance or Annuities

The term "replacement" has a special meaning in the life insurance industry and is described more fully below. Before you make your purchase decision, PM Group [PLA] wants you to understand how a replacement may impact your existing plan of insurance.

A policy "replacement" occurs when a new policy or contract is purchased and, in connection with the sale, an existing policy or contract is surrendered, lapsed, forfeited, assigned to the replacing insurer, otherwise terminated, or used in a financed purchase. A "financed purchase" occurs when the purchase of a new life insurance policy or annuity contract involves the use of funds obtained from the values of an existing life insurance policy or annuity contract through withdrawal, surrender or loan.

There are circumstances in which replacing your existing life insurance policy or annuity contract can benefit you. As a general rule, however, replacement is not in your best interest. Accordingly, you should make a careful comparison of the costs and benefits of your existing policy or contract and the proposed policy or contract to determine whether replacement is in your best interest.

Financial Statements - Statutory Basis

PM Group's [PLA] audited financial statements - statutory basis as of December 31, 1997 and for the two years ended December 31, 1997, are contained in the SAI. Unaudited financial statements - statutory basis as of September 30, 1998 and for each of the nine month periods ended September 30, 1998 and 1997 are also contained in the SAI.

Preparation for the Year 2000

We rely significantly on Pacific Life's computer systems and applications in our daily operations. In 1995, Pacific Life began the process of identifying, evaluating and implementing changes to computer programs necessary to address the year 2000 issue. This issue involves the ability of computer systems to properly recognize the year 2000. The inability to do so could result in major failures or miscalculations.

Pacific Life has a coordinated plan to remediate, or replace if necessary, any non-compliant systems and to obtain assurances of the ability to be year 2000 compliant by our service providers, vendors and those with significant relationships with us. The plan is directed and overseen by an experienced Vice President dedicated to year 2000 compliance. Pacific Life completed the identification of all critical systems and are in the process of remediating systems. In addition, they have retained two internationally recognized consultants to assist in reviewing and remediating our systems and interfaces with third parties. The plan calls for all remediation to be completed by the fourth quarter of 1998 and testing to commence as remediation is completed and throughout 1999. Some testing has already begun.

Pacific Life's remediation expenses to make its systems year 2000 compliant are currently estimated to range from $15 to $20 million, which excludes the cost of personnel who support year 2000 compliance efforts. They do not anticipate any other material future costs associated with the year 2000 compliance project, although there can be no assurance. Pacific Life currently expects to be year 2000 compliant; however, there can be no assurances that they will succeed. In the event Pacific Life or our significant service providers, vendors, financial institutions or others with which we conduct business, fail to be year 2000 compliant, there would be a materially adverse effect on us.

                              THE GENERAL ACCOUNT

GENERAL INFORMATION

All amounts allocated to the Fixed Option and DCA Plus Fixed Option become part of our General Account. Subject to applicable law, we exercise sole discretion over the investment of General Account assets, and bear the associated investment risk; you will not share in the investment experience of General Account assets.

Because of exemptive and exclusionary provisions, interests in the General Account under the Contract are not registered under the Securities Act of 1933 and the General Account has not been registered as an investment company under the 1940 Act. Any interest you have in the Fixed Option or DCA Plus Fixed Option is not subject to these Acts, and we have been advised that the SEC staff has not reviewed disclosure in this Prospectus relating to the Fixed Option. This disclosure may, however, be subject to certain provisions of federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

GUARANTEE TERMS

When you allocate any portion of your Purchase Payments or Contract Value to the Fixed Option or the DCA Plus Fixed Option in the General Account, we guarantee you an interest rate. The Fixed Option and DCA Plus Fixed Option each offer a separate Guaranteed Interest Rate and Guarantee Term. Guarantee Terms will be offered at our discretion. Presently, we offer Guarantee Terms of up to one year for the Fixed Option and the DCA Plus Fixed Option. You should specify the Fixed Option and/or DCA Plus Fixed Option into which you want us to allocate your Purchase Payments or Contract Value, if any.

Guaranteed Interest Rates for each Fixed Option and DCA Plus Fixed Option may be changed periodically for new allocations; your allocation will receive the Guaranteed Interest Rate in effect for that Fixed Option or DCA Plus Fixed Option on the effective date of your allocation. All Guaranteed Interest Rates will be expressed as annual effective rates; however, interest will accrue daily. The Guaranteed Interest Rate on your Fixed Option and/or DCA Plus Fixed Option will remain in effect for the Guarantee Term and will never be less than an annual rate of 3%.

DCA Plus Fixed Option

WHEN YOU ESTABLISH A DCA PLUS AND YOU MAKE YOUR INITIAL PURCHASE PAYMENT ALLOCATION TO THE DCA PLUS FIXED OPTION, WE ESTABLISH A GUARANTEE TERM THAT ENDS ONE YEAR FROM THE DAY YOUR ALLOCATION IS EFFECTIVE. We credit each allocation made to the DCA Plus Fixed Option during that Guarantee Term at the Guaranteed Interest Rate in effect on the day each allocation is effective through the earliest of:

  (i) the end of the Guarantee Term;
  (ii) the day on which the DCA Plus Fixed Option Value is zero;
  (iii) the Annuity Date; or
  (iv) the day on which death benefit proceeds become payable.

We stop crediting interest on any amount transferred or withdrawn from the DCA Plus Fixed Option as of the day the transfer or withdrawal is effective.

Fixed Option

EACH ALLOCATION (OR ROLLOVER) YOU MAKE TO THE FIXED OPTION RECEIVES A GUARANTEE TERM THAT BEGINS ON THE DAY THAT ALLOCATION OR ROLLOVER IS EFFECTIVE AND ENDS AT THE END OF THAT CONTRACT YEAR OR, IF EARLIER, ON YOUR ANNUITY DATE. At the end of that Contract Year, we will roll over your Fixed Option Value on that day into a new Guarantee Term of one year (or, if shorter, the time remaining until your Annuity Date) at the then current Guaranteed Interest Rate, unless you instruct us otherwise.

  Example: Your Contract Anniversary is February 1. On February 1 of year 1, you allocate $1,000 to the Fixed Option and receive a Guarantee Term of one year and a Guaranteed Interest Rate of 5%. On August 1, you allocate another $500 to the Fixed Option and receive a Guaranteed Interest Rate of 6%. Through January 31, year 1, your first allocation of $1,000 earns 5% interest and your second allocation of $500 earns 6% interest. On February 1, year 2, a new interest rate may go into effect for your entire Fixed Option Value.

Withdrawals and Transfers

Prior to the Annuity Date, you may withdraw amounts from your Fixed Option and/or DCA Plus Fixed Option, or transfer amounts from your Fixed Option and/or DCA Plus Fixed Option to one or more of the other Investment Options, except that you may not transfer amounts to the DCA Plus Fixed Option. If your Contract was issued in a state that requires refund of Purchase Payments under the Free Look Right, transfers may only be made after your Free Look Transfer Date. In addition, no partial withdrawal or transfer (other than a monthly transfer under DCA Plus) may be made from your Fixed Option and/or DCA Plus Fixed Option within 30 days of the Contract Date. If your withdrawal leaves you with a Net Contract Value of less than $1,000, we have the right, at our option, to terminate your Contract and send you the withdrawal proceeds.

Payments or transfers from the Fixed Option or DCA Plus Fixed Option may be delayed, as described under ADDITIONAL INFORMATION--Timing of Payments and Transactions; any amount delayed will, as long as it is held under the Fixed Option or DCA Plus Fixed Option, continue to earn interest at the Guaranteed Interest Rate then in effect until that Guarantee Term has ended, and the minimum guaranteed interest rate of 3% thereafter, unless state law requires a greater rate be paid.

Fixed Option

After the first Contract Anniversary, you may make one transfer or partial withdrawal from your Fixed Option during any Contract Year, except as provided under the dollar cost averaging, earnings sweep and pre-authorized withdrawal programs. You may make one transfer or one partial withdrawal within the 30 days after the end of each Contract Anniversary. Normally, you may transfer or withdraw up to one-third (33 1/3%) of your Fixed Option Value in any given Contract Year. However, in consecutive Contract Years you may transfer or withdraw up to one-third (33 1/3%) of your Fixed Option Value in one year; you may transfer or withdraw up to one-half (50%) of your remaining Fixed Option Value in the next year; and you may transfer or withdraw up to the entire amount (100%) of any remaining Fixed Option Value in the third year. In addition, if, as a result of a partial withdrawal or transfer, the Fixed Option Value is less than $500, we have the right, at our option, to transfer the entire remaining amount to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. Any amount that would otherwise be allocated to the DCA Plus Fixed Option will be allocated to the Variable Investment Options according to your most recent DCA Plus transfer instructions.

DCA Plus Fixed Option

No transfer to the DCA Plus Fixed Option may be made at any time.

              CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

                                                                            Page
                                                                            ----
PERFORMANCE................................................................   1
  Total Returns............................................................   1
  Yields...................................................................   2
  Performance Comparisons and Benchmarks...................................   2
  Separate Account Performance - Hypothetical Total Return.................   4
DISTRIBUTION OF THE CONTRACTS..............................................   7
  Pacific Mutual Distributors, Inc.........................................   7
THE CONTRACTS AND THE SEPARATE ACCOUNT.....................................   8
  Calculating Subaccount Unit Values.......................................   8
  Variable Annuity Payment Amounts.........................................   8
  Corresponding Dates......................................................  10
  Age and Sex of Annuitant.................................................  11
  Systematic Transfer Programs.............................................  11
  Pre-Authorized Withdrawals...............................................  13
  Death Benefit............................................................  13
  Joint Annuitants on Qualified Contracts..................................  14
  1035 Exchanges...........................................................  14
  Safekeeping of Assets....................................................  14
  Dividends................................................................  14
FINANCIAL STATEMENTS - STATUTORY BASIS.....................................  14

To receive a current copy of the Pacific Portfolios SAI without charge, call
(800) xxx-xxxx or complete the following and send it to:

PM Group Life Insurance Company [Pacific Life & Annuity Company]
Variable Annuities
700 Newport Center Drive
Newport Beach, CA 92660

Name _________________________
Address ______________________
City _________________________State Zip




PH02/53003.29
-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --
-- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- -- --

                               PACIFIC PORTFOLIOS

The Pacific Portfolios   Where to go for more information
variable annuity
contract is issued by    For more information about Pacific Portfolios,
PM Group Life            please call or write to us at the address below.
Insurance Company        You should also use this address to send us any
[Pacific Life &          notices, forms or requests about your contract.
Annuity Company], 700
Newport Center Drive,     PM Group Life Insurance Company
Newport Beach,            [Pacific Life & Annuity Company]
California 92660.         Variable Annuity Department
                          P.O. Box XXXX
                          Pasadena, CA 9XXXX-XXXX
                          1-800-XXX-XXXX
                          6 a.m. through 5 p.m. Pacific Time

                         You can find reports and other information about the Contract and Separate Account on the Securities and Exchange Commission's website: www.sec.gov

                                Underwritten by:

                            [PM GROUP LOGO TO COME]

                                  HOME OFFICE
PM Group Life Insurance Company [Pacific Life & Annuity Company] (800) xxx-xxxx

                                MAILING ADDRESS
 Variable Annuity Department 700 Newport Center Drive Newport Beach, California
                                     92660



Form No.

                         [LOGO OF PACIFIC PORTFOLIOS]

                      STATEMENT OF ADDITIONAL INFORMATION



                              PACIFIC PORTFOLIOS

                              SEPARATE ACCOUNT A

                               ----------------

Pacific Portfolios (the "Contract") is a variable annuity contract underwritten by PM Group Life Insurance Company [Pacific Life & Annuity Company] ("PM Group" ["PLA"]).

This Statement of Additional Information is not a Prospectus and should be
read in conjunction with the Contract's Prospectus, dated             , which
is available without charge upon written or telephone request to PM Group [PLA]. Terms used in this Statement of Additional Information ("SAI") have the same meanings as in the Prospectus, and some additional terms are defined particularly for this SAI.

                               ----------------

                        PM Group Life Insurance Company
                       [Pacific Life & Annuity Company]
                   Mailing Address: 700 Newport Center Drive
                        Newport Beach, California 92660

                                1-800-XXX-XXXX

                               TABLE OF CONTENTS

                                                                        Page No.
                                                                        --------
PERFORMANCE............................................................     1
  Total Returns........................................................     1
  Yields...............................................................     2
  Performance Comparisons and Benchmarks...............................     2
  Separate Account Performance.........................................     4
DISTRIBUTION OF THE CONTRACTS..........................................     7
  Pacific Mutual Distributors, Inc. ...................................     7
THE CONTRACTS AND THE SEPARATE ACCOUNT.................................     8
  Calculating Subaccount Unit Values...................................     8
  Variable Annuity Payment Amounts.....................................     8
  Corresponding Dates..................................................    10
  Age and Sex of Annuitant.............................................    11
  Systematic Transfer Programs.........................................    11
  Pre-Authorized Withdrawals...........................................    13
  Death Benefit........................................................    13
  Joint Annuitants on Qualified Contracts..............................    14
  1035 Exchanges.......................................................    14
  Safekeeping of Assets................................................    14
  Dividends............................................................    14
FINANCIAL STATEMENTS - STATUTORY BASIS.................................    14

                                  PERFORMANCE

From time to time, our reports or other communications to current or prospective Contract Owners or our advertising or other promotional material may quote the performance (yield and total return) of a Subaccount. Quoted results are based on past performance and reflect the performance of all assets held in that Subaccount for the stated time period. QUOTED RESULTS ARE NEITHER AN ESTIMATE NOR A GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY ANY PARTICULAR CONTRACT OWNER.

TOTAL RETURNS

A Subaccount may advertise its "average annual total return" over various periods of time. "Total return" represents the average percentage change in value of an investment in the Subaccount from the beginning of a measuring period to the end of that measuring period. "Annualized" total return assumes that the total return achieved for the measuring period is achieved for each such period for a full year. "Average annual" total return is computed in accordance with a standard method prescribed by the SEC.

Average Annual Total Return

To calculate a Subaccount's average annual total return for a specific measuring period, we first take a hypothetical $1,000 investment in that Subaccount, at its then-applicable Subaccount Unit Value (the "initial payment") and we compute the ending redeemable value of that initial payment at the end of the measuring period based on the investment experience of that subaccount ("withdrawal value"). The redeemable value reflects the effect of all recurring fees and charges applicable to a Contract Owner under the Contract, including the Risk Charge, the asset-based Administrative Fee and the deduction of the applicable withdrawal charge, but does not reflect any charges for applicable premium taxes and/or other taxes. The Annual Fee is also taken into account, assuming an average Contract Value of $45,000. The redeemable value is then divided by the initial payment and this quotient is taken to the Nth root (N represents the number of days in the measuring period), and 1 is subtracted from this result. Average annual total return is expressed as a percentage.

                            T = (ERV/P)(/365//N)-1

 where T    =  average annual total return
       ERV  =  ending redeemable value
       P    =  hypothetical initial payment of $1,000
       N    =  number of days

Average annual total return figures will be given for recent one-, three-, five- and ten-year periods (if applicable), and may be given for other periods as well (such as from commencement of the Subaccount's operations, or on a year-by-year basis).

When considering "average" total return figures for periods longer than one year, it is important to note that the relevant Subaccount's annual total return for any one year in the period might have been greater or less than the average for the entire period.

Aggregate Total Return

A Subaccount may use "aggregate" total return figures along with its "average annual" total return figures for various periods; these figures represent the cumulative change in value of an investment in the Subaccount for a specific period. Aggregate total returns may be shown by means of schedules, charts or graphs and may indicate subtotals of the various components of total return. The SEC has not prescribed standard formulas for calculating aggregate total return.

Total returns may also be shown for the same periods that do not take into account the withdrawal charge, or the Annual Fee.

YIELDS

Money Market Subaccount

The "yield" (also called "current yield") of the Money Market Subaccount is computed in accordance with a standard method prescribed by the SEC. The net change in the Subaccount's Unit Value during a seven-day period is divided by the Unit Value at the beginning of the period to obtain a base rate of return. The current yield is generated when the base rate is "annualized" by multiplying it by the fraction 365/7; that is, the base rate of return is assumed to be generated each week over a 365-day period and is shown as a percentage of the investment. The "effective yield" of the Money Market Subaccount is calculated similarly but, when annualized, the base rate of return is assumed to be reinvested. The effective yield will be slightly higher than the current yield because of the compounding effect of this assumed reinvestment.

The formula for effective yield is: [(Base Period Return +1) (To the power of 365/7)] -1.

Realized capital gains or losses and unrealized appreciation or depreciation of the assets of the underlying Money Market Portfolio are not included in the yield calculation. Current yield and effective yield do not reflect the deduction of charges for any applicable premium taxes and/or other taxes, but do reflect a deduction for the Annual Fee, the Risk Charge and the asset-based Administrative Fee and assume an average Contract Value of $45,000.

At December 31, 1997, the Money Market Portfolio current yield was 4.05% and the effective yield was 4.13%.

Other Subaccounts

"Yield" of the other Subaccounts is computed in accordance with a different standard method prescribed by the SEC. The net investment income (investment income less expenses) per Subaccount Unit earned during a specified one-month or 30-day period is divided by the Subaccount Unit Value on the last day of the specified period. This result is then annualized (that is, the yield is assumed to be generated each month or each 30-day period for a year), according to the following formula, which assumes semiannual compounding:

      YIELD = 2[((a-b + 1) (to the power of 6)) - 1]
                  ---
                   cd

 where: a    =  net investment income earned during the period by the Portfolio attributable to the Subaccount.
        b    =  expenses accrued for the period (net of reimbursements).
        c    =  the average daily number of Subaccount Units outstanding during the period that were entitled to receive dividends.
        d    =  the Unit Value of the Subaccount Units on the last day of the period.


The yield of each Subaccount reflects the deduction of all recurring fees and charges applicable to the Subaccount, such as the Risk Charge, the asset-based Administrative Fee and the Annual Fee (assuming an average Contract Value of $45,000), but does not reflect any withdrawal charge, any charge for applicable premium taxes and/or other taxes.

The Subaccounts' yields will vary from time to time depending upon market conditions, the composition of each Portfolio and operating expenses of the Fund allocated to each Portfolio. Consequently, any given performance quotation should not be considered representative of the Subaccount's performance in the future. Yield should also be considered relative to changes in Subaccount Unit Values and to the relative risks associated with the investment policies and objectives of the various Portfolios. In addition, because performance will fluctuate, it may not provide a basis for comparing the yield of a Subaccount with certain bank deposits or other investments that pay a fixed yield or return for a stated period of time.

PERFORMANCE COMPARISONS AND BENCHMARKS

In advertisements and sales literature, we may compare the performance of some or all of the Subaccounts to the performance of other variable annuity issuers in general and to the performance of particular types of variable annuities investing in mutual funds, or series of mutual funds, with investment objectives similar to each of the

Subaccounts. This performance may be presented as averages or rankings compiled by Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research and Data Service ("VARDS(R)") or Morningstar, Inc. ("Morningstar"), which are independent services that monitor and rank the performance of variable annuity issuers and mutual funds in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return, assuming reinvestment of dividends and distributions, but do not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. In addition, VARDS(R) prepares risk adjusted rankings, which consider the effects of market risk on total return performance. We may also compare the performance of the Subaccounts with performance information included in other publications and services that monitor the performance of insurance company separate accounts or other investment vehicles. These other services or publications may be general interest business publications such as The Wall Street Journal, Barron's, Business Week, Forbes, Fortune, and Money.

In addition, our reports and communications to Contract Owners, advertisements, or sales literature may compare a Subaccount's performance to various benchmarks that measure the performance of a pertinent group of securities widely regarded by investors as being representative of the securities markets in general or as being representative of a particular type of security. These benchmarks may include the following: (1) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), an unmanaged weighted index of 500 companies that represent approximately 80% of the market capitalization of the United States equity markets; (2) the Consumer Price Index ("CPI"), published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major expenditure groups and generally considered to be a measure of inflation; (3) the Dow Jones Industrial Average ("DJIA"); (4) the Donoghue Money Market Institutional Averages; (5) the Lehman Brothers Government Corporate Index;
(6) the Lehman Brothers Government Bond Index; (7) the Salomon Brothers High Yield Bond Indexes; and (8) the Morgan Stanley Capital International's EAFE Index. We may also compare the performance of the Subaccounts with that of other appropriate indices of investment securities and averages for peer universes of funds or data developed by us derived from such indices or averages. Unmanaged indices generally assume the reinvestment of dividends or interest but do not generally reflect deductions for investment management or administrative costs and expenses.

Separate Account Performance

The Contract was not available prior to 1999. However, in order to help you understand how investment performance can affect your Variable Account Value, we are including performance information based on the historical performance of the Subaccounts.

The Separate Account had not yet commenced operations as of         ,     .
Therefore, no historical performance data exists for the Subaccounts prior to that date. The following table represents what the performance of the Subaccounts would have been if the Subaccounts had been both in existence and invested in the corresponding Portfolio since the date of the Portfolio's (or
predecessor series') inception or for the indicated time period.    of the
Portfolios of the Fund available under the Contract have been in operation since January 4, 1988 (January 30, 1991 in the case of the Equity Index Portfolio, January 4, 1994 in the case of the Growth LT Portfolio and April 1, 1996 in the case of the Aggressive Equity Portfolio and Emerging Markets Portfolio). Historical performance information for each of the Equity Portfolio and the Bond and Income Portfolio is based in part on the performance of that Portfolio's predecessor; each predecessor series was a series of Pacific Corinthian Variable Fund that began its first full year of operations on January 1, 1984, the assets of which were acquired by the Fund on December 31, 1994. Because the Subaccounts had not commenced operations as of December 31, 1997, and because the Contracts were not available until 1999, these are not actual performance numbers for the Subaccounts or for the Contract. The results shown are hypothetical returns as if the subaccounts had been in existence and invested in the corresponding Portfolios.

These are hypothetical total return numbers based on Account Value ("AV") and Full Withdrawal Value ("FWV") that represent the actual performance of the Portfolios, adjusted for the fees and charges applicable to the Contract; the FWV also includes applicable withdrawal charges. Any charge for premium taxes and/or other taxes are not reflected in these data, and reflection of the Annual Fee assumes an average Contract size of $45,000. The information presented also includes data representing unmanaged market indices.

 The results shown in this section are not an estimate or guarantee of future investment performance.

        Annualized Rates of Return for Periods Ended December 31, 1997
                   All numbers are expressed as a percentage

                                                                               Since
                            1 year       3 years**   5 years**   10 years*  Inception**
                          ------------  ----------- ----------- ----------- ------------
Variable Accounts          AV     FWV    AV    FWV   AV    FWV   AV    FWV   AV     FWV
-----------------         -----  -----  ----- ----- ----- ----- ----- ----- -----  -----
Money Market 1/2/96*....   3.75  (2.55)  3.79  2.09  2.95  2.47              3.89   3.89
High Yield Bond 1/2/96*.   7.85   1.55  11.56 10.10  9.86  9.48              9.57   9.57
Managed Bond 1/2/96*....   8.33   2.03   9.36  7.84  6.29  5.86              7.94   7.94
Government Security
 1/2/96*................   7.90   1.60   8.69  7.14  5.57  5.13              7.30   7.30
Aggressive Equity
 4/17/96*...............   2.27  (4.03)                                      5.12   1.57
Growth LT 1/2/96*.......   9.35   3.05  19.70 18.43                         17.67  16.97
Equity Income 1/2/96*...  26.82  20.52  24.70 23.53 15.25 14.94             13.01  13.01
Multi-Strategy 1/2/96*..  17.96  11.66  17.37 16.05 11.07 10.71             10.37  10.37
Equity 1/2/96*..........  16.54  10.24  21.55 20.32 14.50 14.18 13.17 13.17 13.42  13.42
Bond and Income 1/2/96*.  14.71   8.41  13.94 12.54  9.48  9.10  9.74  9.74 10.93  10.93
Equity Index 1/2/96*....  31.11  24.81  28.78 27.69 18.05 17.77             17.11  17.11
International 1/2/96*...   7.69   1.39  12.17 10.72 12.96 12.62              7.76   7.76
Emerging Markets
 4/17/96*...............  (3.12) (9.42)                                     (4.20) (8.02)

Major Indices                                   1 year  3 years 5 years 10 years
-------------                                   ------  ------- ------- --------
EAFE...........................................   1.78    6.27   11.39    6.25
First Boston High Yield Bond...................  12.63   14.12   11.84   12.10
LB Aggregate...................................   9.65   10.41    7.48    9.17
LBG/Bond.......................................   9.59   10.05    7.34    8.88
LBG/C Bond.....................................   9.76   10.43    7.61    9.15
LBG/C LT Bond..................................  14.52   14.22    9.97   11.03
Russell 2500...................................  24.36   24.92   17.59   16.94
MSCI Emerging Markets Free..................... (11.59)  (3.86)   7.57
S&P 500........................................  33.36   31.15   20.27   18.05

--------
  * Date Variable Account commenced operations.

 ** The performance of the Aggressive Equity, Equity Income, Multi-Strategy,
    Equity, Bond and Income, and International Variable Accounts for a portion of this period occurred at a time when other Portfolio Managers managed the corresponding Portfolio in which each Variable Account invests. Effective January 1, 1994, J. P. Morgan Investment Management, Inc. became the Portfolio Manager of the Equity Income and Multi-Strategy Portfolios; prior to January 1, 1994, some of the investment policies of the Equity Income Portfolio and the investment objective of the Multi-Strategy Portfolio differed. Effective June 1, 1997 Morgan Stanley Asset Management Inc. became the Portfolio Manager of the International Portfolio. Effective May 1, 1998, Alliance Capital Management L.P. became the Portfolio Manager of the Aggressive Equity Portfolio and Goldman Sachs Asset Management became the Portfolio Manager of the Equity and Bond and Income Portfolios; prior to May 1, 1998 some of the investment policies of the Aggressive Equity, Equity and Bond and Income Portfolios and the investment objective of the Bond and Income Portfolio differed. Performance of the Equity Portfolio and the Bond and Income Portfolio is based in part on the performance of predecessor portfolios of Pacific Corinthian Variable Fund, which began their first full year of operations January 1, 1984 and were acquired by the Fund on December 31, 1994.

Prior to January 1, 1999, the Mid-Cap Value, the Large-Cap Value, the Small-Cap Index and the REIT Portfolios had not yet begun operations and there is no historical value available for these Portfolios.

Tax Deferred Accumulation

In reports or other communications to you or in advertising or sales materials, we may also describe the effects of tax-deferred compounding on the Separate Account's investment returns or upon returns in general. These effects may be illustrated in charts or graphs and may include comparisons at various points in time of returns under the Contract or in general on a tax-deferred basis with the returns on a taxable basis. Different tax rates may be assumed.

In general, individuals who own annuity contracts are not taxed on increases in the value under the annuity contract until some form of distribution is made from the contract. Thus, the annuity contract will benefit from tax deferral during the accumulation period, which generally will have the effect of permitting an investment in an annuity contract to grow more rapidly than a comparable investment under which increases in value are taxed on a current basis. The following chart illustrates this benefit by comparing accumulation under a variable annuity contract with accumulations from an investment on which gains are taxed on a current basis. The chart shows accumulations on an initial Purchase Payment of $10,000, assuming hypothetical annual returns of 0%, 4% and 8%, compounded annually, and a tax rate of 36%. The values shown for the taxable investment do not include any deduction for management fees or other expenses but assume that taxes are deducted annually from investment returns. The values shown for the variable annuity do not reflect the deduction of contractual expenses such as the Risk Charge (equal to an annual rate of 1.25% of average daily account value), the Administrative Fee (equal to an annual rate of 0.15% of average daily account value) and the Annual Fee (equal to $30 per year if your Net Contract Value is less than $50,000), any charge for premium taxes and/or other taxes, or the expenses of an underlying investment vehicle, such as the Fund. The values shown also do not reflect the Withdrawal Charge. Generally, the Withdrawal Charge is equal to 7% of the amount withdrawn attributable to Purchase Payments that are one year old, 7% of the amount withdrawn attributable to Purchase Payments that are two years old, 6% of the amount withdrawn attributable to Purchase Payments that are three years old, 5% of the amount withdrawn attributable to Purchase Payments that are four years old, 3% of the amount withdrawn attributable to Purchase Payments that are five years old, and 1% of the amount withdrawn attributable to Purchase Payments that are six years old. The age of Purchase Payments is considered 1 year old in the Contract Year we receive it and increases by one year on each Contract Anniversary. There is no Withdrawal Charge on withdrawals of your Earnings, on amounts attributed to Purchase Payments at least 7 years old, or to the extent that total withdrawals that are free of charge during the Contract Year do not exceed 10% of the sum of your remaining Purchase Payments at the beginning of the Contract Year that have been held under your Contract for less than seven years plus additional Purchase Payments applied to your Contract during that Contract Year. If these expenses and fees were taken into account, they would reduce the investment return shown for both the taxable investment and the hypothetical variable annuity contract. In addition, these values assume that you do not surrender the Contract or make any withdrawals until the end of the period shown. The chart assumes a full withdrawal, at the end of the period shown, of all Contract Value and the payment of taxes at the 36% rate on the amount in excess of the Purchase Payment.

The rates of return illustrated are hypothetical and are not an estimate or guarantee of performance. Actual tax rates may vary for different taxpayers from that illustrated and withdrawals by Contract Owners who have not reached age 59 1/2 may be subject to a tax penalty of 10%.

                             POWER OF TAX DEFERRAL

   $10,000 investment at annual rates of return of 0%, 4% and 8%, taxed @ 36%

                        Taxable           Tax-Deferred
                       Investment         Investment
                       ----------         ------------
10 Years
   0%                  $10,000.00         $10,000.00
   4%                  $12,875.97         $13,073.56
   8%                  $16,476.07         $17,417.12

20 Years
   0%                  $10,000.00         $10,000.00
   4%                  $16,579.07         $17,623.19
   8%                  $27,146.07         $33,430.13

30 Years
   0%                  $10,000.00         $10,000.00
   4%                  $21,347.17         $24,357.74
   8%                  $44,726.05         $68,001.00


                         DISTRIBUTION OF THE CONTRACTS

Pacific Mutual Distributors, Inc.

Pacific Mutual Distributors, Inc. ("PMD"), a wholly-owned subsidiary of Pacific Life; acts as the principal underwriter ("distributor") of the Contracts and offers the Contracts on a continuous basis. PMD is registered as a broker-dealer with the SEC and is a member of the National Association of Securities Dealers ("NASD"). We pay PMD for acting as principal underwriter under a Distribution Agreement. We and PMD enter into selling agreements with broker-dealers whose registered representatives are authorized by state insurance departments to sell the Contracts. The aggregate amount of underwriting commissions paid to PMD for 1998 with regard to this Contract was $0 of which $0 was retained.

                    THE CONTRACTS AND THE SEPARATE ACCOUNT

CALCULATING SUBACCOUNT UNIT VALUES

The Unit Value of the Subaccount Units in each Variable Investment Option is computed as of the end of each Business Day. The initial Unit Value of each Subaccount was $10 on the Business Day the Subaccount began operations. At the end of each Business Day, the Unit Value for a Subaccount is equal to:

                                     Y x Z

where (Y)= the Unit Value for that Subaccount as of the end of the preceding
           Business Day; and

      (Z)= the Net Investment Factor for that Subaccount for the period (a "valuation period") between that Business Day and the immediately preceding Business Day.

The "Net Investment Factor" for a Subaccount for any valuation period is equal to:

                                   (A/B) - C

where (A)= the "per share value of the assets" of that Subaccount as of the end of that valuation period, which is equal to: a+b+c

  where (a)= the net asset value per share of the corresponding Portfolio shares held by that Subaccount as of the end of that valuation period;

        (b)= the per share amount of any dividend or capital gain distributions made by the Fund for that Portfolio during that valuation period; and

        (c)= any per share charge (a negative number) or credit (a positive number) for any income taxes and/or any other taxes or other amounts set aside during that valuation period as a reserve for any income and/or any other taxes which we determine to have resulted from the operations of the Subaccount or Contract, and/or any taxes attributable, directly or indirectly, to Purchase Payments;

      (B)= the net asset value per share of the corresponding Portfolio shares held by the Subaccount as of the end of the preceding valuation period; and

      (C)= a factor that assesses against the Subaccount net assets for each calendar day in the valuation period, the basic Risk Charge and the Administrative Fee (see CHARGES, FEES AND DEDUCTIONS in the Prospectus).

VARIABLE ANNUITY PAYMENT AMOUNTS

The following steps show how we determine the amount of each variable annuity payment under your Contract.

First: Pay Applicable Premium Taxes

When you convert your Net Contract Value into annuity payments, you must pay any applicable charge for premium taxes and/or other taxes on your Contract Value (unless applicable law requires those taxes to be paid at a later time). We assess this charge by reducing your Contract Value proportionately, relative to your Account Value in each Subaccount, in the Fixed Option and in the DCA Plus Fixed Option, in an amount equal to the aggregate amount of the charges. The remaining amount of your available Contract Value may be used to provide variable annuity payments. Alternatively, your remaining available Contract Value may be used to provide fixed annuity payments, or it may be divided to provide both fixed and variable annuity payments. You may also choose to withdraw some or all of your remaining Net Contract Value, withdrawal charge, and any charges for premium taxes and/or other taxes without converting this amount into annuity payments.

Second: The First Variable Payment

We begin by referring to your Contract's Option Table for your Annuity Option (the "Annuity Option Table"). The Annuity Option Table allows us to calculate the dollar amount of the first variable annuity payment under your Contract, based on the amount applied toward the variable annuity. The number that the Annuity Option Table yields will be based on the Annuitant's age (and, in certain cases, sex) and assumes a 5% investment return, as described in more detail below.

  Example: Assume a man is 65 years of age at his Annuity Date and has selected a lifetime annuity with monthly payments guaranteed for 10 years. According to the Annuity Option Table, this man should receive an initial monthly payment of $5.79 for every $1,000 of his Contract Value (reduced by applicable charges) that he will be using to provide variable payments. Therefore, if his Contract Value after deducting applicable fees and charges is $100,000 on his Annuity Date and he applies this entire amount toward his variable annuity, his first monthly payment will be $579.00.

You may choose any other Annuity Option Table that assumes a different rate of return which we offer at the time your Annuity Option is effective.

Third: Subaccount Annuity Units

For each Subaccount, we use the amount of the first variable annuity payment under your Contract attributable to each Subaccount to determine the number of Subaccount Annuity Units that will form the basis of subsequent payment amounts. First, we use the Annuity Option Table to determine the amount of that first variable payment for each Subaccount. Then, for each Subaccount, we divide that amount of the first variable annuity payment by the value of one Subaccount Annuity Unit (the "Subaccount Annuity Unit Value") as of the end of the Annuity Date to obtain the number of Subaccount Annuity Units for that particular Subaccount. The number of Subaccount Annuity Units used to calculate subsequent payments under your Contract will not change unless exchanges of Annuity Units are made (or if the Joint and Survivor Annuity Option is elected and the Primary Annuitant dies first), but the value of those Annuity Units will change daily, as described below.

Fourth: The Subsequent Variable Payments

The amount of each subsequent variable annuity payment will be the sum of the amounts payable based on each Subaccount. The amount payable based on each Subaccount is equal to the number of Subaccount Annuity Units for that Subaccount multiplied by their Subaccount Annuity Unit Value at the end of the Business Day in each payment period you elected that corresponds to the Annuity Date.

Each Subaccount's Subaccount Annuity Unit Value, like its Subaccount Unit Value, changes each day to reflect the net investment results of the underlying investment vehicle, as well as the assessment of the Risk Charge at a rate equal on an annual basis to the annual factor expressed as a decimal (where 1.00 is equal to 100%) of 0.0125 and the Administrative Fee at a rate equal on an annual basis to the annual factor of 0.0015. In addition, the calculation of Subaccount Annuity Unit Value incorporates an additional factor; as discussed in more detail below, this additional factor adjusts Subaccount Annuity Values to correct for the Option Table's implicit assumption of a 5% annual investment return on amounts applied but not yet used to furnish annuity benefits.

Different Subaccounts may be selected for your Contract before and after your Annuity Date, subject to any restrictions we may establish. Currently, you may exchange Subaccount Annuity Units in any Subaccount for Subaccount Annuity Units in any other Subaccount(s) up to four times in any twelve month period after your Annuity Date. The number of Subaccount Annuity Units in any Subaccount may change due to such exchanges. Exchanges following your Annuity Date will be made by exchanging Subaccount Annuity Units of equivalent aggregate value, based on their relative Subaccount Annuity Unit Values.

Understanding the "Assumed Investment Return" Factor

The Annuity Option Table incorporates a number of implicit assumptions in determining the amount of your first variable annuity payment. As noted above, the numbers in the Annuity Option Table reflect certain actuarial assumptions based on the Annuitant's age, and, in some cases, the Annuitant's sex. In addition, these numbers assume that the amount of your Contract Value that you convert to a variable annuity will have a positive net investment return of 5% each year during the payout of your annuity; thus 5% is referred to as an "assumed investment return."

The Subaccount Annuity Unit Value for a Subaccount will increase only to the extent that the investment performance of that Subaccount exceeds its Risk Charge, the Administrative Fee, and the assumed investment return. The Subaccount Annuity Unit Value for any Subaccount will generally be less than the Subaccount Unit Value for that same Subaccount, and the difference will be the amount of the assumed investment return factor.

  Example: Assume the net investment performance of a Subaccount is at a rate of 5.00% per year (after deduction of the 1.25% Mortality and Expense Risk Charge and the 0.15% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 5.00% per year, but the Subaccount Annuity Unit Value would not increase (or decrease) at all. The net investment factor for that 5% return [1.05] is then divided by the factor for the 5% assumed investment return [1.05] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value: 1.05 = 1; 1 - 1 = 0; 0 X 100% = 0%.
              ----
              1.05

If the net investment performance of a Subaccount's assets is at a rate less than 5.00% per year, the Subaccount Annuity Unit Value will decrease, even if the Subaccount Unit Value is increasing.

  Example: Assume the net investment performance of a Subaccount is at a rate of 2.60% per year (after deduction of the 1.25% Mortality and Expense Risk Charge and the 0.15% Administrative Fee). The Subaccount Unit Value for that Subaccount would increase at a rate of 2.60% per year, but the Subaccount Annuity Unit Value would decrease at a rate of 2.29% per year. The net investment factor for that 2.6% return [1.026] is then divided by the factor for the 5% assumed investment return [1.05] and 1 is subtracted from the result to determine the adjusted rate of change in Subaccount Annuity Unit Value:
  1.026 = 0.9771; 0.9771 - 1 = - 0.0229; - 0.0229 X 100% = - 2.29%.
  -----
  1.05


The assumed investment return will always cause increases in Subaccount Annuity Unit Values to be somewhat less than if the assumption had not been made, will cause decreases in Subaccount Annuity Unit Values to be somewhat greater than if the assumption had not been made, and will (as shown in the example above) sometimes cause a decrease in Subaccount Annuity Unit Values to take place when an increase would have occurred if the assumption had not been made. If we had assumed a higher investment return in our Annuity Option tables, it would produce annuities with larger first payments, but the increases in subaccount annuity payments would be smaller and the decreases in subsequent annuity payments would be greater; a lower assumed investment return would produce annuities with smaller first payments, and the increases in subsequent annuity payments would be greater and the decreases in subsequent annuity payments would be smaller.

CORRESPONDING DATES

If any transaction or event under your Contract is scheduled to occur on a "corresponding date" that does not exist in a given calendar period, the transaction or event will be deemed to occur on the following Business Day. In addition, as stated in the Prospectus, any event scheduled to occur on a day that is not a Business Day will occur on the next succeeding Business Day.

  Example: If your Contract is issued on February 29 in year 1 (a leap year), your Contract Anniversary in years 2, 3 and 4 will be on March 1.

  Example: If your Annuity Date is July 31 and you select monthly annuity payments, the payments received will be based on valuations made on July 31, August 31, October 1 (for September), October 31, December 1 (for November), December 31, January 31, March 1 (for February), March 31, May 1 (for April), May 31 and July 1 (for June).

AGE AND SEX OF ANNUITANT

As mentioned in the Prospectus, the Contracts generally provide for sex-distinct annuity income factors in the case of life annuities. Statistically, females tend to have longer life expectancies than males; consequently, if the amount of annuity payments is based on life expectancy, they will ordinarily be higher if an annuitant is male than if an annuitant is female. Contracts issued in connection with Qualified Plans are required to use unisex factors.

We may require proof of your Annuitant's age and sex before or after commencing annuity payments. If the age or sex (or both) of your Annuitant are incorrectly stated in your Contract, we will correct the amount payable to equal the amount that the annuitized portion of the Contract Value under that Contract would have purchased for your Annuitant's correct age and sex. If we make the correction after annuity payments have started, and we have made overpayments, we will deduct the amount of the overpayment, with interest at 3% a year, from any payments due then or later; if we have made underpayments, we will add the amount, with interest at 3% a year, of the underpayments to the next payment we make after we receive proof of the correct age and/or sex.

Systematic Transfer Programs

The DCA Plus Fixed Option is not available for any systematic transfer programs, except that if you elect DCA Plus, such transfers must be made from the DCA Plus Fixed Option. For a description of DCA Plus, including its limitations and restrictions, see HOW YOUR PAYMENTS ARE ALLOCATED--Transfers in the Prospectus. The Fixed Account is not available in connection with rebalancing and DCA Plus and may not be used as a source account for dollar cost averaging programs newly established by you. You may not use dollar cost averaging, DCA Plus and or the earnings sweep at the same time.

Dollar Cost Averaging

When you request dollar cost averaging, you are authorizing us to make periodic reallocations of your Contract Value without waiting for any further instruction from you. You may request to begin or stop dollar cost averaging at any time prior to your Annuity Date; the effective date of your request will be the day we receive written notice from you in proper form. Your request may specify the date on which you want your first transfer to be made. If you do not specify a date for your first transfer, we will treat your request as if you had specified the effective date of your request. Your first transfer may not be made until 30 days after your Contract Date, and if you specify an earlier date, your first transfer will be delayed until one calendar month after the date you specify. If you request dollar cost averaging on your application for your Contract and you fail to specify a date for your first transfer, your first transfer will be made one period after your Contract Date (that is, if you specify monthly transfers, the first transfer will occur 30 days after your Contract Date; quarterly transfers, 90 days after your Contract Date; semiannual transfers, 180 days after your Contract Date; and if you specify annual transfers, the first transfer will occur on your Contract Anniversary). If you stop dollar cost averaging, you must wait 30 days before you may begin this option again.

Your request to begin dollar cost averaging must specify the Investment Option you wish to transfer money from (your "source account"). You may choose any one Variable Investment Option as your source account. The Account Value of your source account must be at least $5,000 for you to begin dollar cost averaging.

Your request to begin dollar cost averaging must also specify the amount and frequency of your transfers. You may choose monthly, quarterly, semiannual or annual transfers. The amount of your transfers may be specified as a dollar amount or a percentage of your source Account Value; however, each transfer must be at least $250. Dollar cost averaging transfers are subject to the same requirements and limitations as other transfers.

Finally, your request must specify the Fixed or Variable Investment Option(s) you wish to transfer amounts to (your "target account(s)"). If you select more than one target account, your dollar cost averaging request must specify how transferred amounts should be allocated among the target accounts. Your source account may not also be a target account.

Your dollar cost averaging transfers will continue until the earlier of (i) your request to stop dollar cost averaging is effective, or (ii) your source Account Value is zero, or (iii) you annuitize. If, as a result of a dollar cost averaging transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the dollar cost averaging option at any time.

Portfolio Rebalancing

Portfolio rebalancing allows you to maintain the percentage of your Contract Value allocated to each Variable Investment Option at a pre-set level prior to annuitization. For example, you could specify that 30% of your Contract Value should be in the Equity Index Subaccount, 40% in the Managed Bond Subaccount, and 30% in the Growth LT Subaccount. Over time, the variations in each Subaccount's investment results will shift this balance of these Subaccount Value allocations. If you elect the portfolio rebalancing feature, we will automatically transfer your Subaccount Value back to the percentages you specify.

You may choose to have rebalances made quarterly, semiannually or annually until your Annuity Date; portfolio rebalancing is not available after you annuitize.

Procedures for selecting portfolio rebalancing are generally the same as those discussed in detail above for selecting dollar cost averaging: You may make your request at any time prior to your Annuity Date and it will be effective when we receive it in proper form. If you stop portfolio rebalancing, you must wait 30 days to begin again. You may specify a date for your first rebalance, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first rebalance will be delayed one month, and if you request rebalancing on your application but do not specify a date for the first rebalance, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging. We may change, terminate or suspend the portfolio rebalancing feature at any time.

Earnings Sweep

An earnings sweep automatically transfers the earnings attributable to a specified Investment Option (the "sweep option") to one or more other Investment Options (your "target option(s)"). If you elect to use the earnings sweep, you may select either the Fixed Option or the Money Market Subaccount as your sweep option. The Account Value of your sweep option will be required to be at least $5,000 when you elect the earnings sweep. You may select one or more Variable Investment Options (but not the Money Market Subaccount) as your target option(s).

You may choose to have earnings sweeps occur monthly, quarterly, semiannually or annually until you annuitize. At each earnings sweep, we will automatically transfer your accumulated earnings attributable to your sweep option for the previous period proportionately to your target option(s). That is, if you select a monthly earnings sweep, we will transfer the sweep option earnings from the preceding month; if you select a semiannual earnings sweep, we will transfer the sweep option earnings accumulated over the preceding six months. Earnings sweep transfers are subject to the same requirements and limitations as other transfers.

To determine the earnings, we take the change in the sweep option's Account Value during the sweep period, add any withdrawals or transfers out of the sweep option Account that occurred during the sweep period, and subtract any allocations to the sweep option Account during the sweep period. The result of this calculation represents the "total earnings" for the sweep period.

If, during the sweep period, you withdraw or transfer amounts from the sweep option Account, we assume that earnings are withdrawn or transferred before any other Account Value. Therefore, your "total earnings" for the sweep period will be reduced by any amounts withdrawn or transferred during the sweep option period. The remaining earnings are eligible for the sweep transfer.

Procedures for selecting the earnings sweep are generally the same as those discussed in detail above for selecting dollar cost averaging and portfolio rebalancing: You may make your request at any time and it will be effective when we receive it in proper form. If you stop the earnings sweep, you must wait 30 days to begin again. You may specify a date for your first sweep, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first earnings sweep will be delayed one month, and if you request the earnings sweep on your application but do not specify a date for the first sweep, it will occur one period after your Contract Date, as described above under Dollar Cost Averaging.

If you are using the earnings sweep, you may also use portfolio rebalancing only if you selected the Fixed Option as your sweep option. You may not use the earnings sweep, DCA Plus and dollar cost averaging at the same time. If, as a result of an earnings sweep transfer, your source Account Value falls below any minimum Account Value we may establish, we have the right, at our option, to transfer that remaining Account Value to your target account(s) on a proportionate basis relative to your most recent allocation instructions. We may change, terminate or suspend the earnings sweep option at any time.

Pre-Authorized Withdrawals

You may specify a dollar amount for your pre-authorized withdrawals, or you may specify a percentage of your Contract Value or an Account Value. You may direct us to make your pre-authorized withdrawals from one or more specific Fixed, DCA Plus Fixed or Variable Investment Options; if you do not give us these specific directions, amounts will be deducted proportionately from your Account Value in each Fixed, DCA Plus Fixed or Variable Investment Option.

Procedures for selecting pre-authorized withdrawals are generally the same as those discussed in detail above for selecting dollar cost averaging, portfolio rebalancing, and earnings sweeps: You may make your request at any time and it will be effective when we receive it in proper form. If you stop the pre-authorized withdrawals, you must wait 30 days to begin again. You may specify a date for the first withdrawal, or we will treat your request as if you selected the request's effective date. If you specify a date fewer than 30 days after your Contract Date, your first pre-authorized withdrawal will be delayed one month, and if you request the pre-authorized withdrawals on your application but do not specify a date for the first withdrawal, it will occur one period after your Contract Date.

If your pre-authorized withdrawals cause your Account Value in any Investment Option to fall below any minimum Account Value we establish, we have the right, at our option, to transfer that remaining Account Value to your other Investment Options on a proportionate basis relative to your most recent allocation instructions. Any such DCA Plus Fixed Option balance or any amount that would otherwise be allocated to the DCA Plus Fixed Option will be allocated to the Variable Investment Options according to your most recent DCA Plus transfer instructions. If your pre-authorized withdrawals cause your Contract Value to fall below $1,000, we may, at our option, terminate your Contract and send you the remaining withdrawal proceeds.

Pre-authorized withdrawals are subject to the same withdrawal charges as are other withdrawals, and each withdrawal is subject to any applicable charge for premium taxes and/or other taxes, to federal income tax on its taxable portion, and, if you have not reached age 59 1/2, a 10% tax penalty.

Death Benefit

Any death benefit payable will be calculated as of the date we receive proof (in proper form) of the Annuitant's death (or, if applicable, the Contract Owner's death) and instructions regarding payment; any claim of a death benefit must be made in proper form. A recipient of death benefit proceeds may elect to have this benefit paid in one lump sum, in periodic payments, in the form of a lifetime annuity or in some combination of these. Annuity payments will begin within 30 days once we receive all information necessary to process the claim.

If your Contract names Joint or Contingent Annuitants, no death benefit will be payable unless and until the last Annuitant dies prior to the Annuity Date or a Contract Owner dies prior to the Annuity Date. If yours is a Qualified Contract, your Contingent Annuitant or Contingent Owner must be your spouse.

Joint Annuitants on Qualified Contracts

If your Contract was issued in connection with a Qualified Plan subject to Title I of the Employee Retirement Income Security Act of 1974 ("ERISA"), and you change your marital status after your Contract Date, you may be permitted to add a Joint Annuitant on your Annuity Date and to change your Joint Annuitant. Generally speaking, you may be permitted to add a new spouse as a Joint Annuitant, and you may be permitted to remove a Joint Annuitant who is no longer your spouse. You may call us for more information.

1035 Exchanges

You may make your initial Purchase Payment through an exchange of an existing annuity contract. To exchange, you must complete a 1035 Exchange form, which is available by calling your representative, or by calling us at 1-800-XXX-XXXX, and mail the form along with the annuity contract you are exchanging (plus your completed application if you are making an initial Purchase Payment) to us.

In general terms, Section 1035 of the Code provides that you recognize no gain or loss when you exchange one annuity contract solely for another annuity contract. However, transactions under Section 1035 may be subject to special rules and may require special procedures and record-keeping, particularly if the exchanged annuity contract was issued prior to August 14, 1982. You should consult your tax adviser prior to effecting a 1035 Exchange.

Safekeeping of Assets

We are responsible for the safekeeping of the assets of the Separate Account. These assets are held separate and apart from the assets of our General Account and our other separate accounts.

Dividends

The current dividend scale is zero and we do not anticipate that dividends will be paid. If any dividend is paid, you may elect to receive the dividend in cash or to add the dividend to your Contract Value. If you make no election, the dividend will be added to your Contract Value. We will allocate any dividend to Contract Value in accordance with your most recent allocation instructions, unless instructed otherwise. You should consult with your tax adviser before making an election.

                    FINANCIAL STATEMENTS - STATUTORY BASIS

PM Group's [PLA] audited financial statements - statutory basis as of December 31, 1997 and 1996 and for each of the two years ended December 31, 1997 are set forth beginning on the next page. Unaudited financial statements - statutory basis as of September 30, 1998 and for each of the nine month periods ended September 30, 1998 and 1997 are also included. These financial statements should be considered only as bearing on the ability of PM Group [PLA] to meet its obligations under the Contracts and not as bearing on the investment performance of the assets held in the Separate Account.

  The financial statements - statutory basis of PM Group [PLA] as of December 31, 1997 and 1996 and for each of the two years ended December 31, 1997 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.

                        PM GROUP LIFE INSURANCE COMPANY

      Financial Statements - Statutory Basis as of and for the years ended
                           December 31, 1997 and 1996
                        and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT
----------------------------

PM Group Life Insurance Company:

We have audited the accompanying statements of admitted assets, liabilities and capital and surplus - statutory basis of PM Group Life Insurance Company (the "Company") as of December 31, 1997 and 1996, and the related statements of operations - statutory basis, capital and surplus - statutory basis, and cash flows - statutory basis for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described more fully in Note 1 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Arizona which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of PM Group Life Insurance Company as of December 31, 1997 and 1996, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities and capital and surplus of PM Group Life Insurance Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.

DELOITTE & TOUCHE LLP

Costa Mesa, California
February 19, 1998, except for Note 10,
as to which the date is November 6, 1998

                        PM Group Life Insurance Company

                         STATEMENTS OF ADMITTED ASSETS,
             LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS

                                                           December 31,
                                                           1997     1996
--------------------------------------------------------------------------
                                                          (In Thousands)
ADMITTED ASSETS
  Bonds                                                  $227,199 $205,048
  Preferred stocks                                          5,215    4,979
  Common stocks                                             8,591    2,397
  Mortgage loans                                           14,079   16,452
  Real estate                                                 687    1,790
  Cash and short-term investments                          33,185   39,704
  Premiums due and uncollected                             25,635   30,564
  Other assets                                             23,589   15,878
--------------------------------------------------------------------------
TOTAL ADMITTED ASSETS                                    $338,180 $316,812
==========================================================================
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy reserves                                        $126,716 $142,500
  Policy benefits payable                                  85,338   68,133
  Deposit funds                                             9,882    7,248
  Other liabilities                                        37,714   30,704
  Asset valuation reserve                                   6,870    5,035
--------------------------------------------------------------------------
Total Liabilities                                         266,520  253,620
--------------------------------------------------------------------------
Capital and Surplus:
  Common stock - $1 par value; 5 million shares
   authorized, 2.9 million shares issued and outstanding    2,900    2,900
  Paid-in surplus                                          37,607   37,607
  Unassigned surplus                                       31,153   22,685
--------------------------------------------------------------------------
Total Capital and Surplus                                  71,660   63,192
--------------------------------------------------------------------------
TOTAL LIABILITIES AND CAPITAL AND SURPLUS                $338,180 $316,812
==========================================================================

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                   STATEMENTS OF OPERATIONS - STATUTORY BASIS

                                    Years Ended December 31,
                                        1997         1996
-------------------------------------------------------------
                                         (In Thousands)
REVENUES
Premiums                            $    439,629 $    408,692
Net investment income                     23,143       19,654
Other income                               2,695          217
-------------------------------------------------------------
TOTAL REVENUES                           465,467      428,563
-------------------------------------------------------------
BENEFITS AND EXPENSES
Current and future policy benefits       330,435      308,417
Operating expenses                       110,288       99,113
-------------------------------------------------------------
TOTAL BENEFITS AND EXPENSES              440,723      407,530
-------------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES        24,744       21,033
Federal income taxes                       8,581        7,270
-------------------------------------------------------------
NET GAIN FROM OPERATIONS                  16,163       13,763
Net realized capital gains                 1,228        2,179
-------------------------------------------------------------
NET INCOME                          $     17,391 $     15,942
=============================================================

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

              STATEMENTS OF CAPITAL AND SURPLUS - STATUTORY BASIS

                            Common Stock
                            ------------- Paid-in Unassigned
                            Shares Amount Surplus  Surplus    Total
----------------------------------------------------------------------
                                         (In Thousands)
BALANCES,
 JANUARY 1, 1996            2,900  $2,900 $37,607  $ 32,645  $ 73,152
Net income                                           15,942    15,942
Dividend paid to parent                             (25,000)  (25,000)
Other surplus transactions                             (902)     (902)
----------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1996          2,900   2,900  37,607    22,685    63,192
Net income                                           17,391    17,391
Dividend paid to parent                             (14,000)  (14,000)
Other surplus transactions                            5,077     5,077
----------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997          2,900  $2,900 $37,607  $ 31,153  $ 71,660
======================================================================

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                   STATEMENTS OF CASH FLOWS - STATUTORY BASIS

                                                         Years Ended
                                                        December 31,
                                                       1997       1996
--------------------------------------------------------------------------
                                                       (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts:
  Premiums                                           $ 444,232  $ 401,341
  Net investment income                                 21,363     19,988
  Other, net                                             8,598      5,490
Payments:
  Policy benefit payments                             (326,113)  (292,389)
  Operating expenses                                  (106,716)   (98,835)
  Net payments under reinsurance agreements                        (2,522)
  Federal income taxes                                  (9,688)    (8,123)
--------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES               31,676     24,950
--------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds:
  Bonds                                                 56,909     56,906
  Stocks                                                 3,768      6,880
  Mortgage loans                                         2,469      4,324
  Other                                                  2,623      6,327
Payments for the purchases of:
  Bonds                                                (79,015)   (45,781)
  Stocks                                                (3,300)      (946)
  Other                                                 (7,649)    (4,119)
--------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES    (24,195)    23,591
--------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid to parent                                (14,000)   (25,000)
--------------------------------------------------------------------------
Change in cash and short-term investments               (6,519)    23,541
Cash and short-term investments, beginning of year      39,704     16,163
--------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF YEAR         $  33,185  $  39,704
==========================================================================

See Independent Auditors' Report and Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

   DESCRIPTION OF BUSINESS

   PM Group Life Insurance Company ("PM Group") is a stock life insurance company domiciled in the State of Arizona, and a wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"), formerly, Pacific Mutual Life Insurance Company ("Pacific Mutual"). PM Group offers group health, dental and life products to three principal market segments in the United States. Its Group Employee Benefits Operation serves larger employer groups of fifty or more lives, while the Multiple Employer Trust unit insures smaller employer groups with less than fifty lives per group. The Pacific Risk Management Services unit offers stop loss and life products to self-funded plan sponsors.

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life. Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life.

   BASIS OF PRESENTATION

   These financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona, which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Accounting practices prescribed or permitted by the Insurance Department of the State of Arizona differ in certain respects, which in some cases may be material from GAAP. The significant differences are noted below:

      An interest maintenance reserve ("IMR") is established to capture realized investment gains and losses, net of tax, on the sale of fixed income investments resulting from changes in the general level of interest rates, and is amortized into income over the remaining years to expected maturity of the assets sold under statutory accounting practices; no such reserve is required under GAAP.

      An asset valuation reserve ("AVR"), based upon a formula prescribed by the NAIC, is established as a liability to offset potential non-interest related investment losses, and changes in the AVR are charged or credited directly to surplus under statutory accounting practices; no such reserve is required under GAAP.

      Investments in bonds and preferred stocks are generally carried at amortized cost under statutory accounting practices; under GAAP, investments in bonds and preferred stocks, other than those classified as held to maturity, are carried at estimated fair value.

      Certain assets, principally deferred income taxes and furniture and equipment, are designated as non admitted and excluded from assets by a direct charge to surplus under statutory accounting practices; under GAAP, such assets are carried on the statement of financial condition with appropriate valuation allowances.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


   The following is a reconciliation of statutory capital and surplus, as reflected in the accompanying financial statements, to stockholder's equity on a GAAP basis:

                                                          1997     1996
                                                      --------------------
         Statutory capital and surplus as reported
          herein                                        $ 71,660  $63,192
           Unrealized gain on securities                  18,740   15,716
           Non-admitted deferred income tax               16,632   17,142
           Asset valuation reserve                         6,870    5,035
           Other non-admitted assets                       3,102    3,049
           Interest maintenance reserve                    1,186      997
           Deferred tax on unrealized gains on
            securities                                    (9,380)  (6,010)
           Other                                          (2,084)  (1,978)
                                                      --------------------
         Stockholder's equity - GAAP basis              $106,726  $97,143
                                                      ====================

   Differences between statutory net income as reported herein and GAAP net income is not considered material in relation to the financial statements set forth herein.

   The more significant of PM Group's statutory accounting practices are described below.

   INVESTMENTS

   Bonds qualifying for amortization are carried at amortized cost; all other bonds are carried at prescribed values. Preferred stocks are principally stated at amortized cost. Common stocks are carried at market value.

   Mortgage loans are stated at unpaid principal balances. Real estate is valued at the lower of depreciated cost or market, less related mortgage debt. Real estate is depreciated using the straight-line method over 15 to 30 years.

   Short-term investments are carried at amortized cost which approximates estimated fair value. Short-term investments generally consist of bonds, commercial paper and money market instruments whose maturities at the time of acquisition were one year or less.

   The AVR is computed in accordance with a prescribed formula and is designed to stabilize surplus against valuation and credit-related losses for certain invested assets. Changes to the AVR are reported as direct additions or deductions from surplus. The IMR results in the deferral of after-tax realized capital gains and losses attributable to interest rate fluctuations on fixed income investments and these capital gains and losses are amortized into investment income over the remaining years to expected maturity of the investment sold. The IMR of $1.2 million and $1.0 million as of December 31, 1997 and 1996, respectively, is included in other liabilities on the accompanying statements of admitted assets, liabilities and capital and surplus - statutory basis.

   Net realized capital gains and losses are determined on the specific identification method and are presented net of Federal capital gains tax and transfers to the IMR.

   Derivatives are used principally for hedging purposes and are valued consistently with the hedge items. Realized hedging gains and losses on fixed income contracts are deferred and amortized over the average life of the related hedged assets or insurance liabilities.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)


   POLICY RESERVES AND DEPOSIT FUNDS

   Medical expense claim reserves are based on PM Group's actual loss experience. Life insurance reserves, including premium waivers, are based on various tabular methods and actual loss experience. Disabled life reserves are determined using various tabular reserve methods.

   The liability for deposit funds is based primarily on the policyholders' equity in their deposit accounts, including credited interest.

   REVENUES AND EXPENSES

   Premiums are recognized as revenue over the premium paying period. Investment income is recorded as earned.

   Expenses, including policy acquisition costs, and Federal income taxes are charged to operations as incurred.

   FEDERAL INCOME TAXES

   PM Group's operations are included in the consolidated Federal income tax return of PMHC, PM Group's ultimate parent. PM Group is allocated an income tax expense based on the effect of including its operations in the consolidated provision. Deferred taxes are provided for as permitted by the Insurance Department of the State of Arizona. The net tax asset is non admitted. This practice has no effect on total surplus.

   OTHER SURPLUS TRANSACTIONS

   Other surplus transactions primarily consist of unrealized capital gains and losses, changes in nonadmitted assets and change in the AVR.

   ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair value of financial instruments disclosed in Notes 2 and 3 has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented may not be indicative of the amounts PM Group could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies could have a significant effect on the estimated fair value amounts.

   RISK-BASED CAPITAL

   Risk-based capital is a method developed by the NAIC to measure the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. The adequacy of a company's actual capital is measured by comparing it to the risk-based capital as determined by the formulas. Companies below minimum risk-based capital requirements are classified within certain levels, each of which requires specified corrective action. As of December 31, 1997 and 1996, PM Group exceeded the minimum risk-based capital requirements.

   BUSINESS RISKS

   PM Group operates in a business environment which is subject to various risks and uncertainties. PM Group's health care products are subject to varying levels of regulation. The United States Congress has, from time to time, considered various health care proposals and several states have enacted health care reform legislation. Although it is not possible to predict what changes may be adopted at the state or Federal level, certain changes could have a negative impact upon the group health business of PM Group.

                        PM Group Life Insurance Company

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

   USE OF ESTIMATES

   The preparation of financial statements in conformity with accounting practices prescribed or permitted by regulatory authorities requires management to make estimates and assumptions that affect the reported amounts of admitted assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   RECLASSIFICATION

   Certain prior year amounts have been reclassified to conform to the 1997 financial statement presentation.

2. INVESTMENTS IN DEBT SECURITIES

   The statement value, gross unrealized gains and losses and estimated fair values of debt securities are shown below. Debt securities include bonds, redeemable preferred stocks and short-term investments of $31.1 million and $39.3 million as of December 31, 1997 and 1996, respectively. The estimated fair value of publicly traded securities was based on quoted market prices. For securities not actively traded, estimated fair values were provided by independent pricing services specializing in "matrix pricing" and modeling techniques. PM Group also estimates certain fair values based on interest rates, credit quality and average maturity or from securities with comparable trading characteristics.

                                                    Gross Unrealized
                                          Statement ---------------- Estimated
                                            Value    Gains   Losses  Fair Value
                                          -------------------------------------
                                                      (In Thousands)
    December 31, 1997:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies              $  5,907  $    56           $  5,963
    Obligations of states, political
     subdivisions and foreign
     governments                              7,605      228              7,833
    Corporate securities                    143,201   20,115    $429    162,887
    Mortgage-backed and asset-backed
     securities                             101,613    1,591     274    102,930
    Redeemable preferred stock                5,203      165     193      5,175
                                           -------------------------------------
    Total                                  $263,529  $22,155    $896   $284,788
                                           =====================================
    December 31, 1996:
    U.S. Treasury securities and
     obligations of U.S. government
     authorities and agencies              $  6,244 $     65 $     1   $  6,308
    Obligations of states, political
     subdivisions and foreign govern-
     ments                                    3,603       62              3,665
    Corporate securities                    136,006   17,016     908    152,114
    Mortgage-backed and asset-backed se-
     curities                                98,515      854     303     99,066
    Redeemable preferred stock                3,640      158              3,798
                                           -------------------------------------
    Total                                  $248,008 $ 18,155 $ 1,212   $264,951
                                           =====================================

                        PM Group Life Insurance Company

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

2. INVESTMENTS IN DEBT SECURITIES (CONTINUED)

   The carrying value and estimated fair value of debt securities as of December 31, 1997 by contractual repayment date of principal are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Statement Estimated
                                                     Value   Fair Value
                                                   --------------------
                                                      (In Thousands)
      Due in one year or less                      $ 42,993   $ 56,847
      Due after one year through five years          79,282     82,599
      Due after five years through ten years         22,933     23,485
      Due after ten years                            16,708     18,927
                                                   --------------------
                                                    161,916    181,858
      Mortgage-backed and asset-backed securities   101,613    102,930
                                                   --------------------
      Total                                        $263,529   $284,788
                                                   ====================

   Proceeds from sales of investments in debt securities for the years ended December 31, 1997 and 1996 were $39.0 million and $22.9 million, respectively. Gross gains of $16,000 and $260,000 and gross losses of $715,000 and $485,000 were realized on those sales for the years ended December 31, 1997 and 1996, respectively.

3. FINANCIAL INSTRUMENTS

   The estimated fair values of PM Group's financial instruments, including debt securities (Note 2), are as follows:

                                December 31, 1997     December 31, 1996
                               Statement Estimated   Statement Estimated
                                 Value   Fair Value    Value   Fair Value
                                    --------------------------------------
                                            (In Thousands)
      Assets:
        Debt securities         $263,529   $284,788   $248,008   $264,951
        Preferred and common
         stocks                    8,603      8,617      3,736      4,745
        Mortgage loans            14,079     15,775     16,452     18,100
        Derivative financial
         instruments:
          Equity warrants            828        828
      Liabilities:
        Deposit funds              9,882      9,882      7,248      7,248
        Derivative financial
         instruments:
          Asset swap contract                (2,327)               (2,235)

   The following methods and assumptions were used to estimate the fair values of these financial instruments as of December 31, 1997 and 1996:

   PREFERRED AND COMMON STOCKS

   The estimated fair values are based on quoted market prices or dealer quotes.

                        PM Group Life Insurance Company

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS

3. FINANCIAL INSTRUMENTS (CONTINUED)


   MORTGAGE LOANS

   The estimated fair value of the mortgage loan portfolio is determined by discounting estimated future cash flows, using a year-end market rate which is applicable to the yield, credit quality and average maturity of the composite portfolio.

   DERIVATIVE FINANCIAL INSTRUMENTS

   PM Group uses an asset swap contract to manage interest rate and equity risk to better match portfolio duration to liabilities. Asset swap contracts involve the exchange of upside equity potential for preferred cash flow streams. The amounts to be received or paid pursuant to the agreement are accrued and recognized in the statements of operations -
    statutory basis through an adjustment to net investment income over the life of the agreement. The asset swap contract matures during 1998. As of December 31, 1997 and 1996, the asset swap contract had a notional principal of $5.0 million.

   PM Group also holds equity warrants which entitle the right, but not the obligation, to purchase the underlying common stocks at a specified price during a given time period. The equity warrants, which are valued at market, expire during 2000 through 2007.

   DEPOSIT FUNDS

   The estimated fair values of deposit funds with no defined maturities are the amounts payable on demand.

4. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES

   Activity in the liability for unpaid claims and claim adjustment expenses, which is included in policy reserves and policy benefits payable on the statements of admitted assets, liabilities and capital and surplus -
    statutory basis, is summarized as follows:

                                            Years Ended
                                           December 31,
                                           1997      1996
                                         -------------------
                                          (In Thousands)
        Balance at January 1             $118,712  $110,821
          Less reinsurance recoverables     1,009       525
                                         -------------------
        Net balance at January 1          117,703   110,296
                                         -------------------
        Incurred related to:
          Current year                    350,231   304,248
          Prior years                     (17,973)  (11,047)
                                         -------------------
        Total incurred                    332,258   293,201
                                         -------------------
        Paid related to:
          Current year                    241,508   215,658
          Prior years                      68,920    70,136
                                         -------------------
        Total paid                        310,428   285,794
                                         -------------------
        Net balance at December 31        139,533   117,703
          Plus reinsurance recoverables       755     1,009
                                         -------------------
        Balance at December 31           $140,288  $118,712
                                         ===================

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

4. LIABILITY FOR UNPAID CLAIMS AND CLAIM ADJUSTMENT EXPENSES (Continued)


   As a result of payment of prior years estimated claims, the provision for claims and claim adjustment expenses decreased by $18.0 million and $11.0 million for the years ended December 31, 1997 and 1996, respectively. This reduction is primarily due to lower than anticipated settlement of claims and reduced claim adjustment expenses.

5. RELATED PARTY TRANSACTIONS

   Pacific Life provided office space, services of certain management and other personnel, and other support services to PM Group. Services provided include employee participation in a pension plan and postretirement healthcare and life insurance plans maintained by Pacific Life. Charges for these services amounted to $13.1 million and $14.2 million for the years ended December 31, 1997 and 1996, respectively, and are included in operating expenses on the accompanying statements of operations -
    statutory basis.

   PM Group assumes substantially all of Pacific Life's group insurance under a reinsurance agreement. Premiums of $98.6 million and $88.7 million and benefits of $82.1 million and $68.3 million were assumed for the years ended December 31, 1997 and 1996, respectively. Amounts receivable under this agreement were $16.8 million and $11.4 million as of December 31, 1997 and 1996, respectively.

6. POSTRETIREMENT HEALTH CARE AND LIFE INSURANCE PLANS

   PM Group participates in a defined benefit health care plan and a defined benefit life insurance plan (the "Plans") sponsored by Pacific Life that provide postretirement benefits for all eligible retirees and their dependents. Generally, qualified employees may become eligible for these benefits if they reach normal retirement age, have been covered under Pacific Life's policy as an active employee for a minimum continuous period prior to the date retired, and have an employment date before January 1, 1990. The Plans contain cost-sharing features such as deductibles and coinsurance, and require retirees to make contributions which can be adjusted annually. Pacific Life's commitment to qualified employees who retire after April 1, 1994 is limited to specific dollar amounts. Pacific Life reserves the right to modify or terminate the Plans at any time.

   Pacific Life and PM Group utilize the accrual method of accounting for the costs of the Plans as prescribed by the Insurance Departments of the States of California and Arizona, respectively. PM Group has elected to amortize the transition obligation, which has been allocated from Pacific Life, of $3.7 million over twenty years. The transition obligation amortization amounted to $183,000 for each of the years ended December 31, 1997 and 1996.

7. DIVIDEND RESTRICTIONS

   Dividend payments by PM Group to its parent cannot exceed the lesser of 10% of surplus as regards to policyholders or the statutory net gain from operations, without prior approval from the Insurance Commissioner of the State of Arizona. During 1997 and 1996, PM Group received approval to pay extraordinary dividends in excess of these limitations. For the years ended December 31, 1997 and 1996, PM Group paid dividends of $14.0 million and $25.0 million, of which $8.0 million and $18.0 million, respectively, were considered extraordinary. During 1998, PM Group can pay dividends amounting to approximately $6.9 million without prior approval from the Insurance Commissioner of the State of Arizona.

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS

8. INVESTMENT COMMITMENTS


   PM Group has outstanding commitments to make investments in limited partnerships as follows (In Thousands):

         Year Ending December 31:
         ------------------------
           1998                     $ 4,045
           1999-2002                  8,566
           2003 and thereafter        1,079
                                    -------
         Total                      $13,690
                                    =======

9. LITIGATION

   PM Group is a respondent in a number of legal proceedings, some of which involve extra-contractual damages. In the opinion of management, the outcome of these proceedings is not likely to have a material adverse effect on the financial position of PM Group.

10.SUBSEQUENT EVENT

   PM Group is currently in the process of requesting from the New York Insurance Department authority to transact business in the State of New York. In connection with this request, PM Group has also made a filing with the Insurance Department of the State of Arizona to amend its certificate of authority in order to sell variable annuities and variable life insurance. If these authorizations are received, it is anticipated that PM Group will change its name to Pacific Life & Annuities Company.

   ---------------------------------------------------------------------------

                        PM GROUP LIFE INSURANCE COMPANY

                     Financial Statements - Statutory Basis
                 as of September 30, 1998 and December 31, 1997
           and for the Nine Months ended September 30, 1998 and 1997

                        PM Group Life Insurance Company

                         STATEMENTS OF ADMITTED ASSETS,
             LIABILITIES AND CAPITAL AND SURPLUS - STATUTORY BASIS

                                                September 30,
                                                    1998      December 31,
                                                 (Unaudited)      1997
--------------------------------------------------------------------------
                                                      (In Thousands)
ADMITTED ASSETS
Bonds                                             $227,427      $227,199
Preferred stocks                                     4,966         5,215
Common stocks                                       10,306         8,591
Mortgage loans                                      11,896        14,079
Real estate                                                          687
Cash and short-term investments                     31,660        33,185
Premiums due and uncollected                        26,735        25,635
Other assets                                        23,669        23,589
--------------------------------------------------------------------------
TOTAL ADMITTED ASSETS                             $336,659      $338,180
==========================================================================
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Policy reserves                                 $128,675      $126,716
  Policy benefits payable                           82,251        85,338
  Deposit funds                                      9,331         9,882
  Other liabilities                                 30,687        37,714
  Asset valuation reserve                            7,542         6,870
--------------------------------------------------------------------------
Total Liabilities                                  258,486       266,520
--------------------------------------------------------------------------
Capital and Surplus:
  Common stock - $1 par value; 5 million shares
   authorized; 2.9 million shares issued and
   outstanding                                       2,900         2,900
  Paid-in surplus                                   37,607        37,607
  Unassigned surplus                                37,666        31,153
--------------------------------------------------------------------------
Total Capital and Surplus                           78,173        71,660
--------------------------------------------------------------------------
TOTAL LIABILITIES AND CAPITAL AND SURPLUS         $336,659      $338,180
==========================================================================

See Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                   STATEMENTS OF OPERATIONS - STATUTORY BASIS
                                  (Unaudited)

                                     Nine Months Ended
                                       September 30,
                                      1998      1997
-------------------------------------------------------
                                      (In Thousands)
REVENUES
Premiums                            $ 372,752 $ 325,450
Net investment income                  17,356    15,874
Other income                            3,639     5,203
-------------------------------------------------------
TOTAL REVENUES                        393,747   346,527
-------------------------------------------------------
BENEFITS AND EXPENSES
Current and future policy benefits    298,977   248,348
Operating expenses                     88,120    81,730
-------------------------------------------------------
TOTAL BENEFITS AND EXPENSES           387,097   330,078
-------------------------------------------------------
INCOME BEFORE FEDERAL INCOME TAXES      6,650    16,449
Federal income taxes                    2,279     5,705
-------------------------------------------------------
NET GAIN FROM OPERATIONS                4,371    10,744
Net realized capital gains                634     3,197
-------------------------------------------------------
NET INCOME                          $   5,005 $  13,941
=======================================================

See Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

              STATEMENTS OF CAPITAL AND SURPLUS - STATUTORY BASIS

                            Common Stock
                            ------------- Paid-in Unassigned
                            Shares Amount Surplus  Surplus    Total
---------------------------------------------------------------------
                                         (In Thousands)
BALANCES,
 JANUARY 1, 1997            2,900  $2,900 $37,607  $22,685   $63,192
Net income                                          17,391    17,391
Dividend paid to parent                            (14,000)  (14,000)
Other surplus transactions                           5,077     5,077
---------------------------------------------------------------------
BALANCES,
 DECEMBER 31, 1997          2,900   2,900  37,607   31,153    71,660
Net income                                           5,005     5,005
Other surplus transactions                           1,508     1,508
---------------------------------------------------------------------
BALANCES (UNAUDITED),
 SEPTEMBER 30, 1998         2,900  $2,900 $37,607  $37,666   $78,173
=====================================================================

See Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                   STATEMENTS OF CASH FLOWS - STATUTORY BASIS
                                  (Unaudited)

                                                       Nine Months Ended
                                                         September 30,
                                                        1998       1997
---------------------------------------------------------------------------
                                                         (In Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Receipts
  Premiums                                            $ 372,093  $ 320,340
  Net investment income                                  17,305     14,635
  Other, net                                                        13,346
Payments
  Policy benefit payments                              (296,096)  (237,316)
  Operating expenses                                    (79,131)   (71,865)
  Net payments under reinsurance agreements             (11,493)   (10,088)
  Federal income taxes                                   (4,171)    (8,213)
  Other, net                                             (3,695)
---------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      (5,188)    20,839
---------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds
  Bonds                                                  53,278     44,199
  Stocks                                                  1,283      3,651
  Mortgage loans                                          2,473      1,297
  Other                                                   7,101      2,904
Payments for the purchase of
  Bonds                                                 (53,215)   (61,914)
  Stocks                                                   (771)    (2,950)
  Other                                                  (6,486)    (4,364)
---------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES       3,663    (17,177)
---------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid to parent                                            (14,000)
---------------------------------------------------------------------------
Decrease in cash and short-term investments              (1,525)   (10,338)
Cash and short-term investments, beginning of period     33,185     39,704
---------------------------------------------------------------------------
CASH AND SHORT-TERM INVESTMENTS, END OF PERIOD        $  31,660  $  29,366
===========================================================================

See Notes to Financial Statements - Statutory Basis

                        PM Group Life Insurance Company

                 NOTES TO FINANCIAL STATEMENTS-STATUTORY BASIS
                                  (Unaudited)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

   DESCRIPTION OF BUSINESS

   PM Group Life Insurance Company ("PM Group") is a stock life insurance company domiciled in the State of Arizona, and a wholly-owned subsidiary of Pacific Life Insurance Company ("Pacific Life"), formerly, Pacific Mutual Life Insurance Company ("Pacific Mutual"). PM Group offers group health, dental and life products to three principal market segments in the United States. Its Group Employee Benefits Operation serves larger employer groups of fifty or more lives, while the Multiple Employer Trust unit insures smaller employer groups with less than fifty lives per group. The Pacific Risk Management Services unit offers stop loss and life products to self-funded plan sponsors.

   Pursuant to consent received from the Insurance Department of the State of California, Pacific Mutual implemented a plan of conversion to form a mutual holding company structure (the "Conversion") on September 1, 1997. The Conversion created Pacific LifeCorp, an intermediate stock holding company and Pacific Mutual Holding Company ("PMHC"), a mutual holding company. Pacific Mutual was converted to a stock life insurance company and renamed Pacific Life. Under their respective charters, PMHC must always own at least 51% of the outstanding voting stock of Pacific LifeCorp, and Pacific LifeCorp must always own 100% of the voting stock of Pacific Life.

   BASIS OF PRESENTATION

   The information set forth in the statement of admitted assets, liabilities and capital and surplus statutory basis as of September 30, 1998 and the statements of operations statutory basis and of cash flows statutory basis for the nine months ended September 30, 1998 and 1997 is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial position and results of operations of PM Group for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year. For further information, refer to the financial statements and footnotes thereto included in PM Group's audited financial statements for the years ended December 31, 1997 and 1996.

   These financial statements have been prepared in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Arizona, which is a comprehensive basis of accounting other than generally accepted accounting principles ("GAAP"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners, as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Accounting practices prescribed or permitted by the Insurance Department of the State of Arizona differ in certain respects, which in some cases may be material from GAAP.

                        PM Group Life Insurance Company

                NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                                  (Unaudited)


1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION (CONTINUED)

   The following is a reconciliation of statutory capital and surplus, as reflected in the accompanying financial statements, to stockholder's equity on a GAAP basis:

                            September 30, December 31,
                                1998          1997
                            ---------------------------
   Statutory capital and
    surplus as reported
    herein                    $ 78,173      $ 71,660
   Non-admitted deferred
    income tax                  16,413        16,632
   Asset valuation reserve       7,542         6,870
   Other non-admitted
    assets                       2,492         3,102
   Unrealized gain on
    securities                   2,009        18,740
   Interest maintenance
    reserve                      1,386         1,186
   Deferred tax on
    unrealized gains on
    securities                  (3,893)       (9,380)
   Other                        (2,002)       (2,084)
                            ---------------------------
   Stockholder's equity -
     GAAP basis               $102,120      $106,726
                            ===========================

   Differences between statutory net income as reported herein and GAAP net income is not considered material in relation to the financial statements set forth herein.

2. SUBSEQUENT EVENT

   PM Group is currently in the process of requesting from the New York Insurance Department authority to transact business in the State of New York. In connection with this request, PM Group has also made a filing with the Insurance Department of the State of Arizona to amend its certificate of authority in order to sell variable annuities and variable life insurance. If these authorizations are received, it is anticipated that PM Group will change its name to Pacific Life & Annuities Company.

--------------------------------------------------------------------------------

Form No. 801-8A

                                    PART II

Part C:  OTHER INFORMATION

     Item 24.  Financial Statements and Exhibits
               ---------------------------------

               (a)  Financial Statements

                    Part A:  None

                    Part B:

                           (1) Registrant's Financial Statements

                               None

                           (2) Depositor's Financial Statements

                    Audited Financial Statements - Statutory Basis dated as of December 31, 1997 and 1996, and for the two year period ending December 31, 1997, included in Part B include the following for PM Group Life Insurance
                    Company:

                           Statements of Admitted Assets, Liabilities and
                             Capital - Statutory Basis
                           Statements of Operations - Statutory Basis
                           Statements of Capital and Surplus - Statutory Basis Statements of Cash Flows - Statutory Basis
                           Notes to Financial Statements - Statutory Basis

                    (b)  Exhibits

                    1.   (a)  Minutes of Action of Board of Directors of PM
                              Group Life Insurance Company (PM Group) dated July 1, 1998

                    2.   Not applicable

                    3.   (a)  Distribution Agreement between PM Group Life
                              Insurance Company and Pacific Mutual Distributors, Inc. ("PMD")

                         (b) Form of Selling Agreement between PM Group, PMD and Various Broker-Dealers

                    4.   (a)  Form of Individual Flexible Premium Variable
                              Accumulation Annuity Contract

                         (b)  Qualified Plan Loan Endorsement

                         (c)  Qualified Pension Plan Rider

                         (d)  403(b) Tax-Sheltered Annuity Rider

                         (e)  Section 457 Plan Rider

                         (f)  IRA Rider

                         (g)  Roth IRA Rider

                         (h)  Simple IRA Rider

                         (i)  DCA Plus Fixed Option Endorsement

                         (j)  Guaranteed Minimum Death Benefit Endorsement


                    5.   (a)  Application Form for Individual Flexible Premium
                              Variable Accumulation Annuity Contract.

                    6.   (a)  PM Group's Articles of Incorporation

                         (b)  By-laws of PM Group

                    7.   Not applicable

                    8.   (a)  Fund Participation Agreement

                         (b) Administrative Agreement Between PM Group and Pacific Life Insurance Company ("Pacific Life")

                    9.   Opinion and Consent of legal officer of PM Group
                         Life as to the legality of Contracts being registered.

                    10.  (a)  Consent of Independent Auditors

                    11.  Not applicable

                    12.  Not applicable

                    13.  Performance Calculations

                    14.  Not applicable

                    15.  Powers of Attorney

Item 25.  Directors and Officers of PM Group

                                  Positions and Offices
Name and Address                  with PM Group

William L. Ferris                 Director, President and Chief Executive
                                  Officer

Thomas C. Sutton                  Director and Chairman of the Board

David R. Carmichael               Director, Senior Vice President and General
                                  Counsel

Audrey L. Milfs                   Director and Secretary

Glenn S. Schafer                  Director

Khanh T. Tran                     Chief Financial Officer and Treasurer

Lynn C. Miller                    Executive Vice President

William J. Doomey                 Senior Vice President

Gary L. Falde                     Vice President

______________________________

The address for each of the persons listed above is as follows:

700 Newport Center Drive
Newport Beach, California 92660


Item 26. Persons Controlled by or Under Common Control with PM Group or Separate Account A

          The following is an explanation of the organization chart of PM Group and its affiliates:

                       PM GROUP & AFFILIATED ENTERPRISES
                             LEGAL STRUCTURE

          PM Group Life Insurance Company is an Arizona Corporation and a subsidiary of Pacific Life Insurance Company, a California Stock Life Insurance Company that is wholly-owned by Pacific LifeCorp (a Delaware Stock Holding Company) which is, in turn, is approximately 99% owned by Pacific Mutual Holding Company (a California Mutual Holding Company). Pacific Life has a 40% ownership of American Maturity Life Insurance Company (a Connecticut Corporation), a 50% ownership of Pacific Mezzanine Associates, L.L.C. (a Delaware Limited Liability Company), and is the parent company of Pacific Asset Management LLC (a Delaware Limited Liability Company), Pacific Mutual Realty Finance, Inc., Pacific Mutual Distributors, Inc., and World-Wide Holdings Limited (a United Kingdom Corporation) in addition to PM Group. A subsidiary of Pacific Mezzanine Associates, L.L.C. is Pacific Mezzanine Investors, L.L.C., along with its subsidiary Pacific Mezzanine Fund, L.P. Subsidiaries of Pacific Asset Management LLC are PMRealty Advisors Inc., PPA LLC (a Delaware Limited Liability Company), CCM LLC (a Delaware Limited Liability Company), NFJ LLC (a Delaware Limited Liability Company), and PIMCO Holding LLC (a Delaware Limited Liability Company). Pacific Asset Management LLC directly and in-directly owns 29.65% of the outstanding partnership interests in PIMCO Advisors L.P. (a Delaware Limited Partnership). Subsidiaries of Pacific Mutual Distributors, Inc. include: Associated Financial Group, Inc.; Mutual Service Corporation (a Michigan Corporation), along with its subsidiaries Advisors' Mutual Service Center, Inc. (a Michigan Corporation) and Titan Value Equities Group, Inc.; and United Planners' Group, Inc. (an Arizona Corporation which is 97% owned), along with its subsidiary United Planners' Financial Services of America (an Arizona Limited Partnership). Subsidiaries of World-Wide Holdings limited include: World-Wide Reassurance Company Limited (a United Kingdom Corporation) and World-Wide Reassurance Company (BVI) Limited (a British Virgin Islands Corporation). All corporations are 100% owned unless otherwise indicated. All entities are California corporations unless otherwise indicated.

Item 27.  Number of Contractholders

          None


Item 28.  Indemnification

          (a) The Distribution Agreement between PM Group and PMD provides substantially as follows:

               PM Group hereby agrees to indemnify and hold harmless PMD and its officers and directors, and employees for any expenses (including legal expenses), losses, claims, damages, or liabilities incurred by reason of any untrue or alleged untrue statement or representation of a material fact or any omission or alleged omission to state a material fact required to be stated to make other statements not misleading, if made in reliance on any prospectus, registration statement, post-effective amendment thereof, or sales materials supplied or approved by PM Group or the Separate Account. PM Group shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim. However, in no case shall PM Group be required to indemnify for any expenses, losses, claims, damages, or liabilities which have resulted from the willful misfeasance, bad faith, negligence, misconduct, or wrongful act of PMD.

               PMD hereby agrees to indemnify and hold harmless PM Group, its officers, directors, and employees, and the Separate
               Account for any expenses, losses, claims, damages, or liabilities arising out of or based upon any of the following in connection with the offer or sale of the contracts: (1) except for such statements made in reliance on any prospectus, registration statement or sales material supplied or approved by PM Group or the Separate Account, any untrue or alleged untrue statement or representation made; (2) any failure to deliver a currently effective prospectus; (3) the use of any unauthorized sales literature by any officer, employee or agent of PMD or Broker; (4) any willful misfeasance, bad faith, negligence, misconduct or wrongful act. PMD shall reimburse each such person for any legal or other expenses reasonably incurred in connection with investigating or defending any such loss, liability, damage, or claim.

          (b) The Form of Selling Agreement between PM Group, PMD and Various Broker-Dealers provides substantially as follows:

               PM Group and PMD agree to indemnify and hold harmless Selling Broker-Dealer and General Agent, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act, or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact or any omission to state a material fact required to be stated or necessary to make the statements made not misleading in the registration statement for the Contracts or for the shares of Pacific Select Fund (the "Fund") filed pursuant to the 1933 Act, or any prospectus included as a part thereof, as from time to time amended and supplemented, or in any advertisement or sales literature approved in writing by PM Group and PMD pursuant to Section IV.E. of this Agreement.

               Selling Broker-Dealer and General Agent agree to indemnify and hold harmless PM Group, the Fund and PMD, their officers, directors, agents and employees, against any and all losses, claims, damages or liabilities to which they may become subject under the 1933 Act, the 1934 Act or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon: (a) any oral or written misrepresentation by Selling Broker-Dealer or General Agent or their officers, directors, employees or agents unless such misrepresentation is contained in the registration statement for the Contracts or Fund shares, any prospectus included as a part thereof, as from time to time amended and supplemented, or any advertisement or sales literature approved in writing by PM Group and PMD pursuant to Section IV.E. of this Agreement, (b) the failure of Selling Broker-Dealer or General Agent or their officers, directors, employees or agents to comply with any applicable provisions of this Agreement or (c) claims by Sub-agents or employees of General Agent or Selling Broker-Dealer for payments of compensation or remuneration of any type. Selling Broker-Dealer and General Agent will reimburse PM Group or PMD or any director, officer, agent or employee of either entity for any legal or other expenses reasonably incurred by PM Group, PMD, or such officer, director, agent or employee in connection with investigating or defending any such loss, claims, damages, liability or action. This indemnity agreement will be in addition to any liability which Broker-Dealer may otherwise have.

Item 29.  Principal Underwriters

          (a) PMD also acts as principal underwriter for Pacific Select Exec Separate Account of PM Group Life Insurance Company, Pacific Select Fund, and the following Separate Accounts of Pacific Life:
               Pacific Select Separate Account, Pacific Select Exec Separate Account, Pacific Select Variable Annuity Separate Account, Pacific Corinthian Variable Separate Account, Separate Account A, and Separate Account B.

          (b) For information regarding PMD, reference is made to Form B-D, SEC File No. 8-15264, which is herein incorporated by reference.

          (c) PMD retains no compensation or net discounts or commissions from the Registrant.

Item 30.  Location of Accounts and Records

               The accounts, books and other documents required to be maintained by Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and the rules under that section will be maintained by Pacific Life at 700 Newport Center Drive, Newport Beach, California 92660.

Item 31.  Management Services

          Not applicable

Item 32.  Undertakings

          The registrant hereby undertakes:

          (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in this registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted, unless otherwise permitted.

          (b) to include either (1) as a part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information, or (3) to deliver a Statement of Additional Information with the Prospectus.

          (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

Additional Representations

     (a) The Registrant and its Depositor are relying upon American Council of Life Insurance, SEC No-Action Letter, SEC Ref. No. 1P-6-88 (November 28, 1988) with respect to annuity contracts offered as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and the provisions of paragraphs (1)-(4) of this letter have been complied with.

     (b) REPRESENTATION PURSUANT TO SECTION 26(e) OF THE INVESTMENT COMPANY
ACT OF 1940: PM Group, the sponsoring insurance company of the Registrant, represents that the fees and charges to be deducted under the Variable Annuity Contract ("Contract") described in the prospectus contained in this registration statement are, in the aggregate, reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed in connection with the Contract.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement on Form N-4 to be signed on its behalf by the undersigned thereunto duly authorized in the City of Newport Beach, and the State of California on this 21st day of January, 1999.


                         SEPARATE ACCOUNT A
                              (Registrant)
                         By:  PM GROUP LIFE INSURANCE COMPANY

                         By:  William L. Ferris*
                              President and Chief Executive Officer

                         By:  PM GROUP LIFE INSURANCE COMPANY
                              (Depositor)

                         By:  William L. Ferris*
                              President and Chief Executive Officer


As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

     Signature               Title                             Date


_____________________        Director, President and Chief     ___________, 1998
William L. Ferris*           Executive Officer


_____________________        Director and Chairman of the      ___________, 1998
Thomas C. Sutton*            Board


_____________________        Director, Senior Vice President
David R. Carmichael*         and General Counsel               ___________, 1998


_____________________        Director and Secretary            ___________, 1998
Audrey L. Milfs*


_____________________        Director                          ___________, 1998
Glenn S. Schafer*


_____________________        Chief Financial Officer and       ___________, 1998
Khanh T. Tran*               Treasurer


_____________________        Executive Vice President          ___________, 1998
Lynn C. Miller*


_____________________        Senior Vice President             ___________, 1998
William J. Doomey*


_____________________        Vice President                    ___________, 1998
Gary L. Falde*

*By: /s/ DAVID R. CARMICHAEL
     David R. Carmichael                                        January 21, 1999
     as attorney-in-fact

     (Powers Of Attorney are contained in this Registration Statement on Form N-4 for Separate Account A as Exhibit 15 on Form N-4.)